VOYA SVUL-CV

A SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

Security Life of Denver Insurance Company

and its

Security Life Separate Account L1

Supplement dated May 1, 2015

This supplement updates and amends certain information contained in your prospectus dated May 1, 2015. Please read it carefully and keep it with your prospectus.

_____

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the Subaccounts that correspond to the VY® DFA World Equity and the VY® Franklin Templeton Founding Strategy Portfolios.*

The Board of Board of Trustees of ING Investors Trust approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about August 14, 2015 (the "Reorganization Date"), the following Merging Funds will reorganize with and into the following Surviving Funds.

Merging Funds	Surviving Funds
VY® DFA World Equity Portfolio (Class I)	Voya Global Value Advantage Portfolio (Class I)
VY® Franklin Templeton Founding Strategy Portfolio (Class I)	Voya Solution Moderately Aggressive Portfolio (Class I)

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to a Subaccount that invests in a Merging Fund to any other available Subaccount or to the Guaranteed Interest Division. **See the Transfers section on page 54 of your policy prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in a Subaccount that invests in a Merging Fund will automatically become an investment in the Subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Account Value immediately before the reallocation will equal your Account Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Funds will no longer be available through your policy. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the Subaccount that invested in a Merging Fund will be automatically allocated to the Subaccount that invests in the corresponding Surviving Fund. **See the Transfers section on page 54 of your policy prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.voyalifecustomerservice.com.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming fund merger involving the Voya Global Portfolio referenced above, effective on the Reorganization Date Class I shares of the Voya Solution Moderately Aggressive Portfolio will be added to your policy as a replacement investment option.

Please note the following information about the Voya Solution Moderately Aggressive Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Solution Moderately Aggressive Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks capital growth through a diversified asset allocation strategy.

The Voya Solution Moderately Aggressive Portfolio is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050


If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

VOYA SVUL-CV
A SURVIVORSHIP FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the right to examine period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the Separate Account and the Guaranteed Interest Division, based on your instructions.
- Are subject to specified fees and charges.

The Policy's Account Value
- Is the sum of your values in the Separate Account, Guaranteed Interest Division and Loan Division.
- Has no guaranteed minimum value for amounts in the Separate Account. The value varies with the value of the Subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the Guaranteed Interest Division.
- Is subject to specified fees and charges including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force on the Second Death.
- Are calculated under your choice of options:
  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus the Account Value or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the Total Death Benefit minus any outstanding Loan Amount, any unpaid fees and charges and any accelerated benefit lien assessed under the terms of the Accelerated Benefit Rider. **See Accelerated Benefit Rider, page 46, for further information about the effect of any accelerated benefit lien upon the Death Benefit Proceeds.**
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 82**, for further information about the amount of compensation we pay.

Fund Managers

Mutual funds managed by the following investment managers are available through the policy:
- AJO, LP
- BAMCO, Inc.
- BlackRock Advisors, LLC
- Capital Research and Management Company^{SM}
- CBRE Clarion Securities LLC
- Columbia Management Investment Advisers, LLC
- Dimensional Fund Advisors LP
- Directed Services LLC
- DSM Capital Partners LLC
- Fidelity Management & Research Company
- FMR Co., Inc.
- Frontier Capital Management Company, LLC
- Invesco Advisers, Inc.
- J.P. Morgan Investment Management Inc.
- M Financial Investment Advisers, Inc.
- Neuberger Berman, LLC
- Neuberger Berman Management LLC
- Northern Cross, LLC
- OppenheimerFunds, Inc.
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- Templeton Investment Counsel, LLC
- The London Company
- Voya Investment Management Co. LLC
- Voya Investments, LLC

This prospectus describes what you should know before purchasing the Voya SVUL-CV variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other government agency.

The date of this prospectus is May 1, 2015.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some important terms used throughout this prospectus that have special meaning. It also provides a reference to where each term is defined and discussed more fully.

Additionally, see Appendix D for a glossary of these and other important terms used throughout this prospectus.

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the lifetimes of the insured people.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact Customer Service or your agent/registered representative.

You may contact Customer Service at: **P.O. Box 5065**
                                                   Minot, ND 58702-5065
                                                   1-877-253-5050
                                                   www.voyalifecustomerservice.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• This prospectus describes our standard Voya SVUL-CV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy. • References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Temporary Insurance **See Temporary Insurance, page 24.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of the Target Death Benefit for which you applied. • The maximum amount of temporary insurance is $1,000,000.00, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.
Premium Payments **See Premium Payments, page 21.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value. • You cannot pay additional premiums after age 121 of the younger insured person. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "Net Premium") to the Separate Account or the Guaranteed Interest Division according to your instructions.
Investment Options **See *The Investment Options*, page 15.**	• You may allocate your Net Premiums to the Subaccounts of Security Life Separate Account L1 (the "Separate Account") and to our Guaranteed Interest Division. • The Separate Account is one of our separate accounts and consists of Subaccounts that invest in corresponding mutual funds. When you allocate premiums to a Subaccount, we invest any Net Premiums in shares of the corresponding mutual fund. • Your Separate Account Value will vary with the investment performance of the mutual funds in which the Subaccounts invest and the charges we deduct from your Separate Account Value. • The Guaranteed Interest Division is part of our general account. • We credit interest of at least 3.00% per year on amounts allocated to the Guaranteed Interest Division, and we may, in our sole discretion, credit interest in excess of this amount.

Right to Examine Period
 	
See Right to Examine Period, page 24.
	• During the right to examine period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	
	• The right to examine period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the right to examine period that applies in your state will be stated in your policy.
	
	• Generally, there are two types of right to examine refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your Account Value plus a refund of all fees and charges deducted.
	
	• The right to examine refund that applies in your state will be stated in your policy.
	
	• **See Allocation of Net Premium, page 23, for details about how Net Premium will be allocated during the right to examine period.**

Death Benefits
 	
See *Death Benefits*, **page 33.**
	• The Stated Death Benefit is the sum of the insurance coverage Segments under your policy and is shown in your Schedule. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.
	• The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.
	• The Base Death Benefit is the death benefit of your policy and does not include any additional death benefits provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of the following three death benefit options available under your policy:
	  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus your Account Value or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Rider, if any.
	• Death Benefit Proceeds are paid if your policy is in force on the Second Death, meaning the death of the insured person who has survived the death of the other insured person or on the simultaneous deaths of both insured people.
	• The Death Benefit Proceeds are equal to your Total Death Benefit minus any outstanding Loan Amount, any outstanding fees and charges incurred before the Second Death and any outstanding accelerated benefit lien including accrued interest.
	• Until age 121 of the younger insured person, the amount of the Death Benefit Proceeds will depend on which death benefit option is in effect on the Second Death.
	• After age 121 of the younger insured person, your policy may continue pursuant to the continuation of coverage provision. For details about the changes that are made to your policy at the younger insured person's Age 121, see Continuation of Coverage, page 36.
	• The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Rider Benefits
 	
See *Additional Insurance Benefits*, **page 41.**
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are added to your policy; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state but the available riders may include:
	  ▷ The Accelerated Benefit Rider;
	  ▷ The Adjustable Term Insurance Rider;
	  ▷ The Guaranteed Minimum Accumulation Benefit Rider; and
	  ▷ The Overloan Lapse Protection Rider.

Transfers See Transfers, page 54.	• You currently may make an unlimited number of transfers between the Subaccounts and to the Guaranteed Interest Division. Transfers are, however, subject to limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 57.** • There are certain restrictions on transfers from the Guaranteed Interest Division. • We do not charge for transfers.

Asset Allocation Programs **See Dollar Cost Averaging, page 55.** **See Automatic Rebalancing, page 56.**	• Dollar cost averaging is a systematic program of transferring Account Value to selected Subaccounts of the Separate Account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your Separate Account and Guaranteed Interest Division values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 52.**	• After the first policy month, you may take loans against your policy's Net Surrender Value. • Unless otherwise required by state law, a loan must be at least $500.00 and is generally limited to 90.00% of your Net Surrender Value. • When you take a loan we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. • We credit amounts held in the Loan Division with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at an annual rate of 3.75% in policy years one through five and at an annual rate of 3.00% (guaranteed not to exceed 3.15%) in all years thereafter. • Loans reduce your policy's Death Benefit Proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax and/or legal adviser before taking a loan against your policy's Net Surrender Value.
Partial Withdrawals **See Partial Withdrawals, page 60.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $500.00 and may not exceed the amount which leaves your Net Surrender Value less than $500.00. • We charge a fee of $10.00 for each partial withdrawal. • Partial withdrawals will reduce your Account Value and could cause your policy to lapse. • Partial withdrawals may reduce the amount of Stated Death Benefit and (consequently the Target Death Benefit) under your policy and may result in a surrender charge. • Partial withdrawals may also have tax consequences, and you should consult with a tax and/or legal adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 64.**	• You may surrender your policy for its Net Surrender Value at any time after the right to examine period and before the Second Death. • Your Net Surrender Value is your Surrender Value minus any outstanding Loan Amount. • Your Surrender Value is your Account Value minus any surrender charges. • Surrender charges apply for the first ten years of each Segment of Stated Death Benefit. Surrender charge rates generally decline beginning by the sixth Segment year and reach zero beginning in the eleventh Segment year. • Surrender charge rates vary by the Joint Equivalent Age at the time each Stated Death Benefit Segment is established. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax and/or legal adviser before surrendering your policy.

Reinstatement See Reinstatement, page 65.	• Before age 121 of the younger insured person and within five years of lapse you may reinstate your policy and riders (other than the Guaranteed Minimum Accumulation Benefit Rider) if you did not surrender your policy and each living insured person is still insurable according to our normal rules of underwriting for those risk classes and ratings. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued but unpaid loan interest to the date of the lapse unless directed otherwise. • When we reinstate your policy we reinstate the surrender charges for the amount and time as if your policy had not lapsed. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a tax and/or legal adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the Subaccounts of the Separate Account.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, page 25.	• In the early policy years the surrender charge may exceed the Account Value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. • The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Investment Risk
 	
See The Separate Account, page 15.
 	
See The Guaranteed Interest Division, page 19.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the Subaccounts of the Separate Account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying mutual funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding Subaccount;
	  ▷ The particular risks associated with each fund are detailed in the fund's prospectus; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.

Investment Risk
(continued)
	• For amounts you allocate to the Guaranteed Interest Division:
	  ▷ Interest rates we declare will change over time, but not more frequently than every policy anniversary; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Grace Period and Lapse **See Lapse, page 64.**	• Your policy may enter the grace period and subsequently lapse (meaning your policy will terminate without value) if on any Monthly Processing Date your Net Account Value (meaning the Account Value minus any Loan Amount) is zero or less. • If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your Net Account Value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.
Exchanges *See Purchasing a Policy,* **page 20.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, page 66.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a tax and/or legal adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policy*, page 82.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for Stated Death Benefit coverage under the policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better meet your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 25.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges
Premium Expense Charge	• When you make a premium payment.	• 9.00% of premium up to target premium and 6.50% of premium in excess of target premium in Segment year 1, and lower thereafter.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $10.00.
Surrender Charge [1]	• During the first ten Segment years when you surrender your policy, decrease your Stated Death Benefit, take a partial withdrawal that decreases your Stated Death Benefit or allow your policy to lapse.	Range from • $5.00 to $39.80 per $1,000.00 of Stated Death Benefit. Representative insured people • $18.50 per $1,000.00 of Stated Death Benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first policy year.
Excess Illustration Fee [2]	• Each time you request an illustration after the first each policy year.	• $25.00.

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[1] The surrender charge rates shown are for the first Segment year. Surrender charge rates generally decline beginning by the sixth Segment year and reach zero beginning in the eleventh Segment year. The rates vary based on the Joint Equivalent Age at the time each Segment of Stated Death Benefit is established. The rates shown for the representative insured people are for the first policy year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[2] We do not currently assess this charge.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each month on the Monthly Processing Date, not including fund fees and expenses. **See Periodic Fees and Charges, page 27.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [3]
Cost of Insurance Charge [4]	• On each Monthly Processing Date.	Range from • $0.01 to $83.34 per $1,000.00 of net amount at risk. Representative insured people • $0.01 per $1,000.00 of net amount a risk for each Segment of your Stated Death Benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first policy year.
Mortality and Expense Risk Charge	• On each Monthly Processing Date.	• 0.025% (0.30% annually) of Account Value invested in the Separate Account.
Policy Charge [5]	• On each Monthly Processing Date.	• $30.00.
Administrative Charge [6]	• On each Monthly Processing Date.	Range from • $0.01 to $1.67 per $1,000.00 of Stated Death Benefit. Representative insured people • $0.23 per $1,000.00 of Stated Death Benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first policy year.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% per annum of the amount held in the Loan Division in policy years 1 – 5. [7]

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[3] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4] The cost of insurance rates vary based on policy duration and the age, gender and risk class of each insured person. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured people are for the first policy year and generally increase each year thereafter. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5] The policy charge varies based on the amount of Stated Death Benefit and policy duration. **See Policy Charge, page 29, for more detail about the policy charge rates.**

[6] The administrative charge rates vary based on the Segment duration, the amount of Stated Death Benefit for each Segment, the risk class of each insured person and the Joint Equivalent Age and generally decrease after the fifth and fifteenth Segment years. The rates shown for the representative insured people are for the first policy year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. **See Administrative Charge, page 29, for information about how the amount of the administrative charge is determined.**

[7] The guaranteed maximum loan interest charge after policy year ten is 3.15%.

Rider Fees and Charges. The following tables describe the charges or costs associated with each of the rider benefits. **See Rider Fees and Charges, page 29.**

Accelerated Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [8]
Accelerated Benefit Rider Administrative Charge	• On the date the acceleration request is processed.	• $300.00 per acceleration request.
Accelerated Benefit Lien Interest Charge	• Interest on the amount of the lien accrues daily and is added to the amount of the lien.	• The greater of: ▷ The current yield on 90 day treasury bills; or ▷ The current maximum statutory adjustable policy loan interest rate.

Adjustable Term Insurance Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [8]
Adjustable Term Insurance Rider Cost of Insurance Charge [9]	• On each Monthly Processing Date.	Range from • $0.01 to $83.34 per $1,000.00 of rider benefit. Representative insured people • $0.01 per $1,000.00 rider benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first rider year.
Adjustable Term Insurance Rider Administrative Charge [10]	• On each Monthly Processing Date.	Range from • $0.01 to $0.25 per $1,000.00 of the difference between the Target Death Benefit and the Stated Death Benefit. Representative insured people • $0.08 per $1,000.00 rider benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first rider year.

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[8] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the guaranteed maximum charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[9] The rates for this rider vary based on rider duration and the age, gender and risk class of each insured person and generally increase each year. The rates shown for the representative insured people are for the first rider year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10] The rates for this rider vary based on rider duration, risk class of each insured person and the Joint Equivalent Age and generally decrease after the fifth rider year. The rates shown for the representative insured people are for the first rider year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Rider Fees and Charges *(continued)*.

Guaranteed Minimum Accumulation Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [11]
Guaranteed Minimum Accumulation Benefit Rider Charge	• On each Monthly Processing Date during the guarantee period.	• 0.10% (1.15% on an annual basis) of the minimum accumulation value. [12]

Overloan Lapse Protection Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [11]
Overloan Lapse Protection Rider	• On the Monthly Processing Date on or next following the date we receive your request to exercise this rider's benefit.	• 3.50% of the Account Value. [13]

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[11] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the guaranteed maximum charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[12] The minimum accumulation value equals the sum of all premium payments we have received for the policy and attached riders minus all partial withdrawals and all fees and charges deducted from your Account Value (or that may have been waived under the provisions of the policy or another rider), with the result accrued at an annual interest rate that may vary by policy year. The monthly percentage shown has been rounded up to the nearest tenth of one percent and the actual percentage charged is lower than this rounded amount. **See Guaranteed Minimum Accumulation Benefit Rider, page 45, for more detail about the features and benefits of and charge for this rider, (including the unrounded monthly amount of the charge).**

[13] Your Account Value is the sum of the value of amounts allocated to the Subaccounts of the Separate Account, amounts allocated to the Guaranteed Interest Division and any amounts set aside in the Loan Division.

Fund Fees and Expenses. The following table shows the minimum and maximum total annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 30.**

	Minimum	Maximum
Total Annual Fund Expenses (deducted from fund assets) [14]	0.27%	1.26%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the Separate Account on page 16.**

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[14] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the Net Premium to the investment options you choose.

Guaranteed Interest Division
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Separate Account
Amounts you allocate are held in Subaccounts of the Separate Account. Each Subaccount invests in a fund.

The funds may deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses (including service and redemption fees).

We may deduct transaction fees and charges from your Account Value:
•Partial Withdrawal Fee.
•Surrender Charge.
•Excess Illustration Fee.

Account Value
Your policy's Account Value equals the sum of your values in the Separate Account, the Guaranteed Interest Division and the Loan Division.

We may deduct periodic fees and charges from your Account Value:
•Cost of Insurance Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.

We may deduct fees and charges from your Account Value for the optional benefits and riders you select.

Loan Division
An amount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the Loan Division.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTEED INTEREST DIVISION

Security Life of Denver Insurance Company

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the variable universal life insurance policy described in this prospectus and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the company by the end of 2016.

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 66, for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include Subaccounts of the Separate Account and the Guaranteed Interest Division. The investment performance of a policy depends on the performance of the investment options you choose.

The Separate Account

We established Security Life Separate Account L1 on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the Separate Account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the Separate Account reflect the investment experience of the Separate Account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the Separate Account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the Separate Account assets will be used first to pay Separate Account policy claims. Only if Separate Account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The Separate Account is divided into Subaccounts. Each Subaccount invests in a corresponding mutual fund. When you allocate premium payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the mutual funds when you allocate premium payments or Account Value to the Subaccounts of the Separate Account.

Funds Available Through the Separate Account. The following chart lists the mutual funds that are currently available through the Separate Account.

Certain of these mutual funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below

Funds Currently Available Through the Separate Account*

- American Funds Insurance Series® – Growth FundSM (Class 2)
- American Funds Insurance Series® – Growth-Income FundSM (Class 2)
- American Funds Insurance Series® – International FundSM (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- M Capital Appreciation Fund [1]
- M International Equity Fund [1]
- M Large Cap Growth Fund [1]
- M Large Cap Value Fund [1]
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)
- Voya Balanced Portfolio (Class I)
- Voya Global Bond Portfolio (Class S)
- Voya Global Perspectives Portfolio (Class I) [2]
- Voya Global Value Advantage Portfolio (Class I)
- Voya Growth and Income Portfolio (Class I)
- Voya Index Plus LargeCap Portfolio (Class I)
- Voya Index Plus MidCap Portfolio (Class I)
- Voya Index Plus SmallCap Portfolio (Class I)
- Voya Intermediate Bond Portfolio (Class I)
- Voya International Index Portfolio (Class S)
- Voya Large Cap Growth Portfolio (Class I)
- Voya Large Cap Value Portfolio (Class I)
- Voya Limited Maturity Bond Portfolio (Class S)
- Voya Liquid Assets Portfolio (Class S)
- Voya Multi-Manager Large Cap Core Portfolio (Class I)
- Voya Retirement Growth Portfolio (Class I) [2]
- Voya Retirement Moderate Growth Portfolio (Class I) [2]
- Voya Retirement Moderate Portfolio (Class I) [2]
- Voya RussellTM Large Cap Growth Index Portfolio (Class I)
- Voya RussellTM Large Cap Index Portfolio (Class I)
- Voya RussellTM Large Cap Value Index Portfolio (Class I)
- Voya RussellTM Mid Cap Growth Index Portfolio (Class I)
- Voya RussellTM Small Cap Index Portfolio (Class I)
- Voya Small Company Portfolio (Class S)
- Voya SmallCap Opportunities Portfolio (Class I)
- Voya U.S. Bond Index Portfolio (Class I)
- Voya U.S. Stock Index Portfolio (Class I)
- VY® Baron Growth Portfolio (Class I)
- VY® Clarion Global Real Estate Portfolio (Class S)
- VY® Columbia Small Cap Value II Portfolio (Class I)
- VY® DFA World Equity Portfolio (Class I) [2]
- VY® FMR® Diversified Mid Cap Portfolio (Class I) [3]
- VY® Franklin Templeton Founding Strategy Portfolio (Class I) [2]
- VY® Invesco Comstock Portfolio (Class I)
- VY® Invesco Equity and Income Portfolio (Class I)
- VY® Invesco Growth and Income Portfolio (Class S)
- VY® JPMorgan Emerging Markets Equity Portfolio (Class I)
- VY® JPMorgan Small Cap Core Equity Portfolio (Class I)
- VY® Oppenheimer Global Portfolio (Class I)
- VY® Pioneer High Yield Portfolio (Class I)
- VY® T. Rowe Price Capital Appreciation Portfolio (Class I)
- VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- VY® T. Rowe Price Equity Income Portfolio (Class I)
- VY® T. Rowe Price International Stock Portfolio (Class I)
- VY® Templeton Foreign Equity Portfolio (Class I)

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* **See Appendix B for further information about the funds available through the Separate Account.**

[1] The M Funds are only available through broker/dealers associated with the M Financial Group.

[2] This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 12 and the Fund of Funds section on page 33 for more information about "fund of funds."**

[3] FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

See Appendix B to this prospectus for more information about the mutual funds available through the Separate Account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. You may obtain these documents by contacting Customer Service.

A mutual fund available through the Separate Account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the Separate Account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each Subaccount's assets in shares of a corresponding mutual fund. We are the legal owner of the fund shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those Subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each Subaccount of your policy by dividing your Separate Account Value in that Subaccount by the net asset value of one share of the matching fund.

Right to Change the Separate Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our Separate Account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional Subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate Subaccounts;
- Combine two or more Subaccounts;
- Close Subaccounts. We will notify you in advance by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available Subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. See also the **Transfers** section of this prospectus, page 54, for information about making Subaccount allocation changes;
- Substitute a new mutual fund for a fund in which a Subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new mutual fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another Separate Account;
- Withdraw the Separate Account from registration under the 1940 Act;
- Operate the Separate Account as a management investment company under the 1940 Act;
- Cause one or more Subaccounts to invest in a mutual fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s). We will notify you of changes. If you wish to transfer the amount you have in the affected Subaccount to another Subaccount or to the Guaranteed Interest Division, you may do so free of charge. Just notify Customer Service.

The Guaranteed Interest Division

You may allocate all or a part of your Net Premium and transfer your Net Account Value into the Guaranteed Interest Division. We declare the interest rate that applies to all amounts in the Guaranteed Interest Division. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the Guaranteed Interest Division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the Guaranteed Interest Division.

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

The Guaranteed Interest Division guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the Guaranteed Interest Division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the Guaranteed Interest Division or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the Guaranteed Interest Division and interests in it are generally not subject to regulation under these Acts. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the Guaranteed Interest Division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Voya SVUL-CV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus and that may offer some or all of the same funds. These products have different benefits, fees and charges and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Account Value allocated to funds affiliated with Voya. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact Customer Service or your agent/registered representative.

Underwriting

On the application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured people are insurable by us. Before we can make this determination, we may need to request and review medical examinations and other information about the proposed insured people. Through our underwriting process we also determine the risk classes for the insured people if the application is accepted. Risk class is based on such factors as each proposed insured person's age, gender and health and occupation. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your Target Death Benefit (which generally must be at least $250,000.00);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the lives of the two insured people when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

The "Policy Date" is the date coverage under the policy begins and is the date from which we measure policy years, policy months, policy anniversaries and the Monthly Processing Date. The "Insured people" are the persons on whose lives we issue the policy, and the insured people generally can be no more than Joint Equivalent Age 85. "Joint Equivalent Age" under the policy means the sum of both insured people's ages adjusted for the differences in genders, divided by two and rounded down.

You may request that we back-date the policy up to six months to allow the insured people to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the Policy Date. **See Age, page 74.**

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 41, when deciding the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 of the younger insured person (except amounts required to keep the policy from lapsing);
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 76.**

After we deduct the premium expense charge from your premium payments, we apply the Net Premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be sufficient to keep your policy in force from the Policy Date through the Investment Date. The investment date is the date we apply the Net Premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy schedule pages, is the amount you intend to pay over a certain time period. You may schedule premiums to be paid monthly, quarterly, semiannually or annually. Payment of the scheduled premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You may receive premium reminder notices for the scheduled premium you selected. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 of the younger insured person (except amounts required to keep the policy from lapsing);
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the Base Death Benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured people are insurable according to our normal underwriting rules for the applicable risk classes and ratings at the time that you make the unscheduled premium payment if the Base Death Benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured people are insurable according to our normal underwriting rules for the applicable risk classes and ratings at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Target Premium. Target premium for each Segment of Stated Death Benefit is actuarially determined based on the Joint Equivalent Age, risk classes of the two insured people and any substandard ratings of the two insured people. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for each Segment of Stated Death Benefit under your policy is shown in your policy schedule pages. Target premium is not based on your scheduled premium.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive Net Account Value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 64.**

Allocation of Net Premium. Until the Investment Date when your initial Net Premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial Net Premium to your policy on the Investment Date after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by Customer Service; and
- We approve your policy for issue.

Amounts you designate for the Guaranteed Interest Division will be allocated to that division on the Investment Date. If your state requires return of your premium if you return your policy during the right to examine period, we initially invest amounts you have designated for the Subaccounts of the Separate Account in the Subaccount that invests in the Voya Liquid Assets Portfolio. We later transfer these amounts from this Subaccount to the available Subaccounts that you have selected based on your most recent premium allocation instructions. This transfer occurs after the initial period, which is five days after the date we mailed your policy to you plus the length of your state's right to examine period.

If your state provides for return of your Account Value if you return your policy during the right to examine period (or provides no right to examine period), we allocate amounts you designated for the Subaccounts of the Separate Account directly into those Subaccounts.

All Net Premiums we receive after the initial period are allocated to your policy on the Valuation Date of their receipt in good order. We will allocate Net Premiums to the available Subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100.00%. If your most recent premium allocation instructions includes a mutual fund that corresponds to a Subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a Subaccount) or is otherwise unavailable, Net Premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable mutual fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 64, for more information about how to keep your policy from lapsing. See also Reinstatement, page 65, for more information about how to put your policy back in force if it has lapsed.**

Right to Examine Period

You have the right to examine your policy and return it to us for a refund (for any reason) within the period shown in the policy. The period during which you have this right is called the right to examine period and starts on the date you receive your policy. If you request a right to examine refund or return your policy to us within the right to examine period, we cancel it as of your Policy Date.

If you cancel your policy during the right to examine period, you will receive a refund as determined by state law. Generally, there are two types of right to examine refunds:
- Refund of all premium we have received from you; or
- Refund of your Account Value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of right to examine refund will affect the allocation of premiums received before the end of the right to examine period is allocated to the Subaccounts. **See Allocation of Net Premium, page 23.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of Target Death Benefit for which you applied, up to $1,000,000.00, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your Policy Date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- Any person intended to be insured dies by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 23.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your Account Value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive.

Segment Year	Premium Expense Charge for Amounts up to Target Premium	Premium Expense Charge for Amounts in Excess of Target Premium
1	9.00%	6.50%
2 +	4.50%	3.00%

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Premium received for each coverage Segment will incur a premium expense charge based on the Segment year in which the premium is received. A Segment is a piece of death benefit coverage and Segment years are measured from the beginning of each Segment effective date. Premium received is allocated to each Segment of death benefit coverage pro-rata, based on the target premium for each coverage Segment. Premium expense charge rates decline after the first Segment year.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10.00. We deduct the partial withdrawal fee proportionately from your Guaranteed Interest Division and Separate Account values that remain after the partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first ten Segment years when you:
- Surrender your policy;
- Allow your policy to lapse;
- Decrease your Stated Death Benefit; or
- Take a partial withdrawal that decreases the amount of your Stated Death Benefit.

The amount of the surrender charge depends on the amount of Stated Death Benefit surrendered or decreased and the surrender charge rates.

When you purchase a policy or increase your Stated Death Benefit, we set surrender charge rates based on the Joint Equivalent Age of the insured person. Surrender charges apply for the first ten years of each Segment of Stated Death Benefit. Surrender charge rates generally decline beginning in the sixth Segment year and reach zero beginning in the eleventh Segment year. Each coverage Segment will have its own set of surrender charge rates which will apply only to that Segment. **See Changes in the Amount of Your Insurance Coverage, page 34.** The maximum rates that apply to you will be set forth in your policy. **See the Transaction Fees and Charges table on page 8 for the minimum and maximum surrender charge rates and the rates for the representative insured people.**

For full surrenders, you will receive the Surrender Value of your policy. For decreases in the amount of Stated Death Benefit, the surrender charge will reduce your Account Value. If there are multiple Segments of Stated Death Benefit, the coverage decreases and surrender charges assessed will be processed on a pro rata basis.

In the early policy years the surrender charge may exceed the Account Value because the surrender charge may be more than the cumulative premiums paid minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

The surrender charge helps offset the expenses we incur in issuing and distributing the policy.

Excess Illustration Fee. We currently do not assess this fee, but unless prohibited under state law, we reserve the right to assess a fee of up to $25.00 for each illustration of your Account Values that you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct from your Account Value the amount of any redemption fees imposed by the underlying mutual funds as a result of partial withdrawals, transfers or other transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your Account Value on the Monthly Processing Date. The first Monthly Processing Date is the Policy Date, or the Investment Date, if later. Subsequent Monthly Processing Dates are the same date each month as your Policy Date. If that date is not a Valuation Date, then the Monthly Processing Date is the next Valuation Date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the Subaccounts and Guaranteed Interest Division in the same proportion that your value in each has to your Net Account Value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each Segment of your Stated Death Benefit. The net amount at risk as calculated on each Monthly Processing Date equals the difference between:
- Your current Base Death Benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your Account Value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured people's ages at issue and each date you increase your insurance coverage (a "Segment date"), genders, risk classes and Segment year. They will not, however, be greater than the guaranteed maximum cost of insurance rates shown in the policy, which are based on the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Composite Ultimate Mortality Tables, age nearest birthday. The maximum rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed cost of insurance rates and the rates for the representative insured people.**

Separate cost of insurance rates apply to each Segment of your Stated Death Benefit. The maximum rates for the initial Segment and each new Segment of your Stated Death Benefit will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured people. The net amount at risk is affected by the same factors that affect your Account Value, namely:

- The Net Premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the Guaranteed Interest Division;
- Interest earned on amounts held in the Loan Division; and
- The investment performance of the funds underlying the Subaccounts of the Separate Account.

We calculate the net amount at risk separately for each Segment of your Stated Death Benefit. We allocate the net amount at risk to Segments of the Base Death Benefit in the same proportion that each Segment has to the total Base Death Benefit as of the Monthly Processing Date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying Death Benefit Proceeds that may be more than your Account Value.

Mortality and Expense Risk Charge. Each month we may deduct from your Account Value a mortality and expense risk charge based on the amount invested in the Separate Account according to the following rates:

Percentage of the Amount Invested in the Separate Account	
Current	Guaranteed
0.00%	0.025% (0.30% on an annual basis)

This charge, if assessed, will help compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the Subaccounts of the Separate Account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. This charge varies based on duration and the amount of Stated Death Benefit. The current policy charge each month is as follows:

Policy Years	Less than $500,000.00 in Stated Death Benefit	$500,000.00 or more in Stated Death Benefit
1-5	$30.00	$30.00
6-10	$20.00	$15.00
11-20	$20.00	$10.00
21+	$16.00	$8.00

The guaranteed policy charge for all policies is $30.00 per month in all policy years.

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your Stated Death Benefit for each segment divided by 1,000. We calculate the administrative charge separately for each Segment of your Stated Death Benefit. The current monthly administrative charge rates vary depending on the Segment duration, Joint Equivalent Age and risk class of each insured person and generally decrease after the fifth and fifteenth Segment years. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the minimum and maximum administrative charge rates and the rates for the representative insured people.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Rider Fees and Charges

There may be separate transaction charges, monthly fees and charges or other costs associated with the riders available under the policy. **See the Rider Fees and Charges tables beginning on page 10, the Optional Rider Benefits section on page 41 and the Automatic Rider Benefits section on page 46 for more information about the charges and costs associated with the rider benefits.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 12 of this prospectus, each underlying mutual fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the underlying mutual funds offered through this policy may be available for investment outside of this policy. You should evaluate the expenses associated with the underlying mutual funds available through this policy before making a decision to invest.

Revenue from the Funds

The company may receive compensation from each of the underlying mutual funds or from the funds' affiliates. For certain funds, some of the compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the company to the funds or the funds' affiliates. These additional payments may also be used by the company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the company may receive from each of the underlying mutual funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning mutual funds managed by Directed Services LLC, Voya Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial, dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the company from affiliated mutual funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The sharing of the management fee between the company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated mutual funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the policy.

If the unaffiliated fund families currently offered through the policy that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2014 in connection with the registered variable life insurance policies issued by the company, that ranking would be as follows:
- American Funds Insurance Series®;
- Fidelity® Variable Insurance Product Portfolios;
- BlackRock V.I. Funds; and
- Neuberger Berman Advisers Management Trust.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2014, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See *Distribution of the Policy,* page 82.**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the Separate Account on page 16.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. The Stated Death Benefit is the sum of the coverage Segments under your policy and the amount of your Stated Death Benefit in effect on the Policy Date is your initial coverage Segment. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit. Generally, we require a minimum of $250,000.00 of Target Death Benefit to issue your policy.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation. **See Important Information About the Adjustable Term Insurance Rider, page 21.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first Monthly Processing Date for an increase). The change will be effective on the next Monthly Processing Date after we approve your written request, however changes scheduled for the future will be effective on the applicable policy anniversary.

There may be underwriting or other requirements that must be met before we will approve a change. If we approve your requested change we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we may do this for you.

Decreases in the amount of your insurance coverage must be for at least $1,000.00.

You may request an increase in the amount of your insurance coverage, subject to the following:
- Your request must be made on or before the earlier of Joint Equivalent Age 85 and age 90 of the older insured;
- Your request must be for at least $25,000.00; and
- Increases are subject to underwriting approval and such approval may be conditioned on certain issue limitations and availability of reinsurance coverage.

See also, Adjustable Term Insurance Rider, page 41.

A requested increase in Stated Death Benefit will cause a new coverage Segment to be created. A Segment is a piece of insurance coverage. Once we create a new Segment, it is permanent unless the law requires differently.

Each new Segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- New administrative charges;
- A new incontestability period;
- A new suicide exclusion period;
- A new target premium; and
- A new surrender charge.

If a death benefit option change causes the amount of Stated Death Benefit to increase or decrease, no new Segment is created. Instead, the size of each existing Segment is changed.

In determining the net amount at risk for each coverage Segment, we allocate the net amount at risk among the Segments of Stated Death Benefit in the same proportion that each Segment bears to the total amount of Stated Death Benefit.

Refusal of a scheduled increase or your request to change the amount of your insurance coverage will terminate all future scheduled increases. Certain requests to increase the amount of your insurance coverage may also cancel all future scheduled increases.

You may decrease the amount of your insurance coverage, however, decreases below the minimum we require to issue you a policy are not allowed.

Decreases in insurance coverage may result in:
- Surrender charges on the amount of the decrease;
- Reduced target premium amounts;
- Reduced cost of insurance charges; and
- Increased administrative charges.

Decreases in the amount of insurance coverage will first reduce the amount of your Target Death Benefit. We decrease the amount of Stated Death Benefit only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one Segment, we divide decreases in Stated Death Benefit among your coverage Segments pro rata unless the law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax and/or legal adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 68.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the younger insured person's 121st birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your Target Death Benefit becomes your Stated Death Benefit amount;
- Death Benefit Options 2 and 3 are converted to Death Benefit Option 1, if applicable;
- All riders are terminated;
- Your Net Account Value is transferred into the Guaranteed Interest Division and subsequent transfers into the Subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the Second Death, unless the policy lapses or is surrendered. However:

- We accept no further premium payments (except amounts required to keep the policy from lapsing); and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding Loan Amount may become greater than your Account Value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the Net Account Value. There is no surrender charge during this period. All other normal consequences of surrender apply. **See Surrender, page 64.**

The tax consequences of coverage continuing beyond the younger insured person's 100th birthday are uncertain. You should consult a tax and/or legal adviser as to those consequences. See Continuation of a Policy, page 71.

Death Benefit Qualification Tests

The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your Account Value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to Account Value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the Guaranteed Interest Division in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's Account Value not to exceed at any time the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to Account Value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured people's ages and genders at any point in time, multiplied by the Account Value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in Account Value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the Account Value. We may limit the amount of coverage we will issue on the life of the insured people when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first Monthly Processing Date and before age 121 of the younger insured person. Both insured people must be alive at the time of the change.

Death Benefit Option 1. Under Death Benefit Option 1, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will remain level unless your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit. In this case, your death benefit will vary as the Account Value varies.

With Death Benefit Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Death Benefit Option 2. Under death benefit Option 2, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit plus your Account Value; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as the Account Value varies, and investment performance will be reflected in your insurance coverage.

Death Benefit Option 2 is not available after age 121 of the younger insured person. If Death Benefit Option 2 is in effect at age 121 of the younger insured person, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Death Benefit Option 3. Under Death Benefit Option 3, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit plus premiums received minus partial withdrawals taken and partial withdrawal fees; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as you pay premiums and take partial withdrawals or if your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit plus premiums received minus partial withdrawals taken.

Death Benefit Option 3 is not available after age 121 of the younger insured person. If Death Benefit Option 3 is in effect at age 121 of the younger insured person, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your Stated Death Benefit and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Account Value and lower cost of insurance charges, you should choose Death Benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Death Benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, Death Benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first Monthly Processing Date and before age 121 of the younger insured person you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase the amount of your Stated Death Benefit and Target Death Benefit amounts but it will not change the amount of your Base Death Benefit or Total Death Benefit. We may not approve a death benefit option change if it reduces the total amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your Stated Death Benefit will change as follows:

Change From:	Change To:	Stated Death Benefit Following the Change:
Death Benefit Option 1	Death Benefit Option 2	• Your Stated Death Benefit before the change minus your Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	• Your Stated Death Benefit before the change plus your Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1	• Your Stated Death Benefit before the change plus the sum of all premium payments we have received minus all partial withdrawals and partial withdrawal fees you have taken as of the effective date of the change.

Your death benefit option change is effective on your next Monthly Processing Date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage Segment is created. Instead, the size of each existing Segment is changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 41.**

We do not impose a surrender charge if a death benefit option change results in a decrease in the amount of your Stated Death Benefit. Additionally, we do not adjust the target premium when you change your death benefit option. **See Surrender Charge, page 26.**

If your death benefit option is changed to Death Benefit Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your Account Value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a tax and/or legal adviser before making changes.

Death Benefit Proceeds

After the Second Death, if your policy is in force we pay the Death Benefit Proceeds to the beneficiaries. The Second Death occurs on the death of the insured person who has survived the death of the other insured person or on the simultaneous deaths of both insured people. The beneficiaries are the people you name to receive the Death Benefit Proceeds from your policy. The Death Benefit Proceeds are equal to:
- Your Total Death Benefit; minus
- Any outstanding Loan Amount; minus
- Any outstanding fees and charges incurred before the Second Death; minus
- Any outstanding accelerated benefit lien including accrued lien interest.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

We will pay the Death Benefit Proceeds within seven days of when we receive due proof of the death claim. Due proof of the death claim means we have received:
- Due proof of the death of both insured people;
- Sufficient information to determine the amount of the Death Benefit Proceeds and the identity of the legally entitled beneficiary or beneficiaries; and
- Sufficient evidence that any legal impediments to payment that depend on parties other than us are resolved. Such legal impediments include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administrators and our receipt of information required to satisfy state and federal reporting requirements.

We will pay interest on the Death Benefit Proceeds from the Second Death to the date of payment. Unless otherwise required by state law, we will compute interest using our most current interest rate for amounts left on deposit under Settlement Option 3 (the hold at interest settlement option). If we pay the Death Proceeds more than 30 calendar days after the date we receive due proof of the death claim, we will pay interest beginning on the thirty-first calendar day at an annual interest rate of 10% plus our most current interest rate for amounts left on deposit under Settlement Option 3.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following optional riders may have an additional cost, but each rider may be cancelled at any time. ***Adding or canceling riders may have tax consequences. See Modified Endowment Contracts, page 68.***

Adjustable Term Insurance Rider. You may increase the amount of your insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider on or before the earlier of joint Equivalent Age 85 and age 90 of the older insured assuming both insured people are alive and insurable. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs, with coverage generally not available until the beginning of the second policy year. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of Target Death Benefit. Generally, the minimum amount of Target Death Benefit under a policy is $250,000.00.

On the date the Adjustable Term Insurance Rider is added to your policy (the "rider effective date") on or before the earlier of Joint Equivalent Age 85 and age 90 of the older insured. You specify your amount of Target Death Benefit when you apply for this rider. The amount of Target Death Benefit can be scheduled to change at the beginning of selected policy years. If you schedule increases in your Target Death Benefit, each increase must occur within five years of the rider effective date or the most recent previous increase. Scheduled increases generally must occur on or before the earlier of the Joint Equivalent Age 85 and age 90 of the older insured.

The Adjustable Term Insurance Rider benefit is the difference between the amount of your Total Death Benefit and your Base Death Benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your Base Death Benefit changes. Your Death Benefit Proceeds depend on which death benefit option is in effect.

Under Death Benefit Option 1, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 2, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus your Account Value; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 3, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus the sum of the premium payments we have received minus partial withdrawals you have taken and partial withdrawal fees; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under Death Benefit Option 1, assume your Base Death Benefit changes as a result of a change in your Account Value. The Adjustable Term Insurance Rider adjusts to provide Death Benefit Proceeds equal to your Total Death Benefit in each year:

Base Death Benefit	Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500.00	$250,000.00	$48,500.00
$202,500.00	$250,000.00	$47,500.00
$202,250.00	$250,000.00	$47,750.00

It is possible that the amount of your adjustable term insurance benefit may be zero if your Base Death Benefit increases enough. Using the same example, if the Base Death Benefit under your policy grew to $250,000.00 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if the Base Death Benefit later drops below the amount of your Target Death Benefit, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your Target Death Benefit.

Subject to the requirements outlined in the **Changes in the Amount of Your Insurance Coverage** section on page 34, once each policy year you may change the amount of your Adjustable Term Insurance Rider coverage (and thereby your Target Death Benefit) provided:

- No coverage under the Adjustable Term Insurance Rider is allowed during the first policy year;
- The minimum incremental increase in rider coverage generally must be at least 2.00% of your initial Target Death Benefit;
- The maximum incremental increase in rider coverage may not exceed the lesser of 25.00% of the amount of your initial Target Death Benefit or 200.00% of the most recent increase in rider coverage;
- All increases in rider coverage, in total, may not exceed the lesser of four times the amount of your initial Stated Death Benefit or $20,000,000.00; and
- On the effective date of any unscheduled increase in the amount of your Target Death Benefit, no more than 75.00% of your Target Death Benefit may be provided under the Adjustable Term Insurance Rider.

There may be underwriting or other requirements that must be met before we will approve coverage under the Adjustable Term Insurance Rider or any change in that coverage.

In certain circumstances we may choose to waive one or more of the issue requirements for and/or limitations on changes in Adjustable Term Insurance Rider Coverage, including those in which the policy is issued in relation to estate planning and other company approved advanced sales concepts. We will not unfairly discriminate in any such waiver.

Unless you request and we approve a new schedule of changes in the amount of your Target Death Benefit, any request to change the amount of your Target Death Benefit will automatically terminate all changes that were previously scheduled. After the change the amount of your Target Death Benefit will remain level and be equal to the amount in effect immediately following the change unless you request and we approve a new schedule of Target Death Benefits.

Partial withdrawals, changes from Death Benefit Option 1 to Death Benefit Option 2, and decreases in the amount of your Stated Death Benefit may reduce the amount of your Target Death Benefit. **See Partial Withdrawals, page 60; and Changes in the Amount of Your Insurance Coverage, page 34.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct separate monthly cost of insurance and administrative charges from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue ages, genders and risk classes of the insured people, as well as the length of time since your rider effective date.

Each month we deduct an administrative charge for this rider equal to our current monthly administrative charge rates multiplied by the difference between the amount of your Target Death Benefit and your Stated Death Benefit divided by 1,000. The rates vary based on the Joint Equivalent Age and generally decrease after the fifth and tenth Segment years. The rates that apply to you will be set forth in your policy. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum administrative charge rates and the rates for the representative insured people.**

The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just Stated Death Benefit coverage under the policy. There are no surrender charges for this coverage. Consult with your agent/registered representative about the appropriate usage of the Adjustable Term insurance rider in your particular situation.

If you increase the Target Death Benefit after the rider effective date, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk classes even though satisfactory new evidence of insurability is required for the increase. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the Stated Death Benefit coverage under the policy, the current rates for this rider are generally lower than current cost of insurance rates for the Stated Death Benefit. **See Cost of Insurance, page 27.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the Account Value or to the Surrender Value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the Second Death.

This rider will terminate on the earliest of the following dates:
- The date the policy lapses (the expiration date of the policy grace period without our receipt of the required premium payment);
- The date the policy is terminated or surrendered;
- The next Monthly Processing Date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the younger insured's 121st birthday.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the Account Value. Accordingly, please be aware that some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider;
- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage; and
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. See *Distribution of the Policy*, page 82.

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Guaranteed Minimum Accumulation Benefit Rider. The Guaranteed Minimum Accumulation Benefit Rider provides a guarantee that at the end of the guarantee period your Account Value will not be less than the minimum accumulation value, provided:

- Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
- At least 65.00% of your Net Account Value is allocated among the Voya Global Perspectives, Voya Retirement Growth, Voya Retirement Moderate Growth or Voya Retirement Moderate Portfolios.

The guarantee period is 20 years from the Policy Date. The guaranteed minimum accumulation value is equal to the sum of all premium payments we have received minus all partial withdrawals you have taken and all fees and charges we have deducted from your Account Value (or that may have been waived under the provisions of your policy or another rider), accrued at an annual interest rate that may vary by policy year. That rate is currently 3.00% for all policy years.

At the end of the guarantee period we will compare your Account Value with the minimum accumulation value. If the Account Value is greater, then there will be no adjustment to your Account Value and this rider will terminate. If the minimum accumulation value is greater, then we will increase your Account Value by allocating an amount equal to the difference between the Account Value and the minimum accumulation value among the various investment options in which your Account Value is allocated, on a pro rata basis taking into account any outstanding Loan Division Value.

Each month during the guarantee period we deduct a charge for this rider. The amount of this charge will be determined by multiplying the minimum accumulation value by the amount shown in your policy. The current and maximum guaranteed amount of this charge is 0.09583% on a monthly basis (1.15% on an annual basis). **See the Rider Fees and Charges tables beginning on page 10.**

You should consider the following when deciding whether to add the Guaranteed Minimum Accumulation Benefit Rider to your policy:
- You may add this rider only when you apply for the base policy;
- There is currently only one guarantee period available: 20 years;
- The guarantee period is measured from the Policy Date;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 54**);
- You may terminate this rider at any time during the guarantee period upon written notice to us; and
- If this rider terminates, it cannot be reinstated.

We will notify you if on any Monthly Processing Date your policy is not sufficiently diversified. If you do not sufficiently diversify your policy within 61 days from the Monthly Processing Date on which your policy was not sufficiently diversified, this rider will terminate.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Benefit Rider. Under certain circumstances, the Accelerated Benefit Rider allows you to accelerate payment of a portion of the eligible death benefit that we otherwise would pay upon the Second Death.

Generally, we will provide an accelerated benefit under this rider if only one of the insured people is alive and has one or more of the following:

- A non-correctable illness or physical condition that, with a reasonable degree of medical certainty, will result in the death of the surviving insured person in less than 12 months from the date of receipt of certification by a physician;
- A medical condition that has required or requires extraordinary medical intervention without which the surviving insured person would die. Such conditions may include, but are not limited to:
  - ▷ A major organ transplant; and
  - ▷ Continuous artificial life support.
- A medical condition that usually requires continuous confinement in an eligible institution and in which the surviving insured person is expected to remain for the rest of his or her life; or
- A medical condition that would, in the absence of extensive or extraordinary medical treatment, result in a drastically limited life span. Such conditions may include, but are not limited to:
  - ▷ Coronary artery disease resulting in an acute infarction or requiring surgery;
  - ▷ Permanent neurological deficit resulting from cerebral vascular accident; or
  - ▷ End stage renal failure.

Before we will pay an accelerated benefit under this rider we will require certification by a licensed physician that the surviving insured person meets one or more of these conditions.

The maximum accelerated benefit available under this rider is the lesser of 50.00% of the eligible death benefit that would be payable on the Second Death or $1,000,000.00. The minimum available accelerated benefit is $10,000.00.

Consider the following when deciding whether to accelerate the death benefit under this rider:

- Only one accelerated benefit may be paid per policy to which this rider is attached;
- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit **(see the Rider Fees and Charges tables beginning on page 10)**;
- The accelerated benefit will first be used to repay any outstanding Loan Amount. The remainder of the accelerated benefit (less the administrative charge) will be paid to you;
- Accelerating the death benefit will not affect the amount of premium payable on the policy nor the cost of insurance or other charges due under the policy;
- The accelerated benefit requested plus any amounts we pay to keep the policy in force plus interest as described below will be a lien against the policy and any additional term insurance rider benefits that are part of the eligible death benefit. When there is a lien against your policy:
  - ▷ The amount payable on the Second Death under your policy and any additional term insurance rider benefits that are part of the eligible death benefit will be reduced by the amount of the lien;

- ▷ Your access to the value of your policy, if any, through surrender, withdrawal or loan will be limited to the excess of the value of your policy over the amount of the lien;

- ▷ You may not make any changes to your policy that would reduce the proceeds payable at death without written permission from us. We reserve the right to require you to repay all or part of the lien before you make any changes to your policy;

- ▷ Any premiums or other payments required under the terms of the policy will continue to be due and payable and will be based upon the pre-accelerated benefit amount;

- ▷ Any payments required to keep the policy in force (not including scheduled premiums, minimum monthly premiums or any other amount the payment of which will insure that the policy will not lapse notwithstanding the fact that the policy's Net Account Value is zero or less) that are not paid by you will be paid by us, and the amount of any such payments will be added to the amount of the lien; and

- ▷ Interest on the amount of the lien accrues daily and is added to the amount of the lien. The maximum interest rate used will not be more than the greater of the current yield on 90 day treasury bills or the current maximum statutory adjustable policy loan interest rate **(see the Rider Fees and Charges tables beginning on page 10)**.

- • There may be tax consequences to requesting payment under this rider, and you should consult with a tax and/or legal adviser for further information. **See Accelerated Benefit Rider, page 71.**

Certain conditions, limitations, and restrictions on your receipt of an accelerated benefit payment under this rider are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your Surrender Value or Net Account Value, as applicable, is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits*, page 68.**

You may exercise this rider by written request if all of the following conditions are met:

- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 36)**;
- At least 15 years have elapsed since your Policy Date;
- The younger insured person is at least age 75;
- Your outstanding Loan Amount is equal to or greater than the amount of your Stated Death Benefit (or Target Death Benefit, if greater);
- Your outstanding Loan Amount excluding any unearned loan interest does not exceed your Account Value less the transaction charge for this rider **(see Loan Division Value, page 52; see also Loan Interest, page 53)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 68);** and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 37)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the Monthly Processing Date on or next following the date we receive your request to exercise this rider:
  ▷ We will assess a one time transaction charge. This charge equals 3.50% of your Account Value **(see the Rider Fees and Charges tables beginning on page 10)**;
  ▷ If Death Benefit Option 2 or 3 is in effect, the death benefit option will automatically be changed to Death Benefit Option 1 **(see Death Benefit Options, page 38)**;
  ▷ The amount of insurance coverage after exercise of this rider will equal your Account Value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A;
  ▷ Amounts allocated to the Subaccounts of the Separate Account will be transferred to the Guaranteed Interest Division; and
  ▷ All other benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  ▷ You may not make any further premium payments;
  ▷ Any unpaid loan interest will be added to your Loan Division Value;
  ▷ You may not make any future transfers from the Guaranteed Interest Division to the Subaccounts of the Separate Account;
  ▷ You may not add any additional benefits by rider in the future; and
  ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider may not be available in all states. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state.

Account Value

Your Account Value equals the sum of your Separate Account, Guaranteed Interest Division and Loan Division values. Your Account Value reflects:
- The Net Premium applied to your policy;
- Any rider benefits applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the Guaranteed Interest Division;
- The investment performance of the mutual funds underlying the Subaccounts of the Separate Account; and
- Interest earned on amounts held in the Loan Division.

Your Net Account Value equals the Account Value minus any Loan Amount.

Separate Account Value

Your Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Determining Values in the Subaccounts. The value of the amount invested in each Subaccount is measured by Accumulation Units and Accumulation Unit Values. The value of each Subaccount is the Accumulation Unit Value for that Subaccount multiplied by the number of Accumulation Units you own in that Subaccount. Each Subaccount has a different Accumulation Unit Value.

The Accumulation Unit Value is the value determined on each Valuation Date. The Accumulation Unit Value of each Subaccount varies with the investment performance of its underlying mutual fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A Valuation Date is a date on which a mutual fund values its shares and the New York Stock Exchange ("NYSE") is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

You purchase Accumulation Units when you allocate premium or make transfers to a Subaccount (including transfers from the Loan Division) and when rider benefits are allocated to a Subaccount.

We redeem Accumulation Units:
- When amounts are transferred from a Subaccount (including transfers to the Loan Division);
- For the monthly deduction of the periodic fees and charges from your Account Value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the Death Benefit Proceeds.

To calculate the number of Accumulation Units purchased or sold we divide the dollar amount of your transaction by the Accumulation Unit Value for the Subaccount calculated at the close of business on the Valuation Date of the transaction.

The date of a transaction is the date Customer Service receives your premium or transaction request in good order, so long as the date of receipt is a Valuation Date. We use the Accumulation Unit Value that is next calculated after we receive your premium or transaction request and we use the number of Accumulation Units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your Account Value on the Monthly Processing Date. If your Monthly Processing Date is not a Valuation Date, the monthly deduction is processed on the next Valuation Date.

The value of amounts allocated to the Subaccounts goes up or down depending on investment performance of the corresponding mutual funds. **There is no guaranteed minimum value of amounts invested in the Subaccounts of the Separate Account.**

How We Calculate Accumulation Unit Values. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date.

We generally set the Accumulation Unit Value for a Subaccount at $10.00 when the Subaccount is first opened. After that, the Accumulation Unit Value on any Valuation Date is:
- The Accumulation Unit Value for the preceding Valuation Date; multiplied by
- The Subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each Subaccount every Valuation Date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that Valuation Date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous Valuation Date.

Guaranteed Interest Division Value

Your Guaranteed Interest Division value equals the Net Premium you allocate to the Guaranteed Interest Division, plus any rider benefits allocated to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value. **See The Guaranteed Interest Division, page 19.**

Loan Division Value

When you take a loan from your policy we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account and we credit interest to the amount held in the Loan Division. Your Loan Division Value on any Valuation Date is equal to:

- The Loan Division Value on the prior Valuation Date; plus
- Any loan interest credited to the Loan Division during the valuation period; plus
- The amount of any new loan taken during the valuation period; minus
- Any loan repayments, including the repayment of loan interest; plus
- The amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus
- The amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary. **See Loans, page 52.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $500.00 and the maximum amount you may borrow is generally limited to 90.00% of the Net Surrender Value of your policy. However requesting a maximum loan may cause your policy to enter the Grace Period before the next policy anniversary.

Your loan request must be directed to Customer Service. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each investment option in which your Net Account Value is allocated, including the Guaranteed Interest Division.

If you request an additional loan, we add the new loan to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the Loan Division with interest at an annual rate of 3.00%. Interest that we credit to the Loan Division becomes part of your Loan Division value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% in policy years one through five and currently 3.00% in all years thereafter (guaranteed not to exceed 3.15%). Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your outstanding Loan Amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the Loan Division to the Subaccounts and Guaranteed Interest Division in the same proportion as your current premium allocation, unless you tell us otherwise.

Loan Amount. The Loan Amount on any date is equal to:
- Any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus
- New loans; plus
- Accrued but unpaid loan interest; minus
- Loan repayments.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

- Failure to make loan repayments could cause your policy to lapse;
- Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Guaranteed Interest Division;
- Accruing loan interest will change your Account Value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your Account Value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding Loan Amount including accrued but unpaid loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 68.**

Transfers

You currently may make an unlimited number of transfers of your Separate Account Value between the Subaccounts and to the Guaranteed Interest Division. Transfers are subject to any conditions, limits or charges (including fund redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the right to examine period, you may not make transfers until after your right to examine period ends;
- The minimum amount you may transfer is $100.00;
- If the amount remaining in the investment option after a transfer will be less than $100.00, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the Subaccounts or to the Guaranteed Interest Division will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent or Disruptive Transfers, page 57.**

One transfer from the Guaranteed Interest Division to the Subaccounts of the Separate Account may be made each policy year, but only within 30 days after the policy anniversary. This transfer is limited to the greater of:

- 25.00% of your Guaranteed Interest Division value at the time of the first such transfer;
- The sum of the amounts transferred and partially withdrawn from the Guaranteed Interest Division during the prior policy year; or
- $100.00.

We reserve the right to liberalize these restrictions on transfers from the Guaranteed Interest Division, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the Valuation Date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000.00 invested in a Subaccount that invests in the Voya Limited Maturity Bond Portfolio or the Voya Liquid Assets Portfolio (the "source Subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of Subaccount value from the source Subaccount to one or more of the other Subaccounts. We do not permit transfers to the Guaranteed Interest Division or the Loan Division under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring Account Values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the right to examine period, dollar cost averaging begins after the end of your right to examine period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source Subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source Subaccount reaches a dollar amount you set;
- The date your balance in the source Subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source Subaccount to the other Subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Separate Account and Guaranteed Interest Division values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your right to examine period if your state requires return of premium during the right to examine period). If you do not request a date, processing is on the last Valuation Date of the calendar quarter in which Customer Service receives your request in good order.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source Subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the Loan Division.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the Valuation Date that we receive it in good order at Customer Service. If you reduce the amount allocated to the Guaranteed Interest Division, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the Guaranteed Interest Division.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a mutual fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, partial withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or Account Value to the fund or all funds within the fund family.

Conversion to a Fixed Policy

During the first two policy years you may permanently convert your policy to a fixed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new fixed benefit life insurance policy, we will permanently transfer the amounts you have invested in the Subaccounts of the Separate Account to the Guaranteed Interest Division and allocate all future Net Premium to the Guaranteed Interest Division. After you exercise this right you may not allocate future premium payments or make transfers to the Subaccounts of the Separate Account. We do not charge for this change. Contact Customer Service or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's Surrender Value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $500.00. The maximum partial withdrawal you may take is the amount which leaves $500.00 as your Net Surrender Value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your partial withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the partial withdrawal.

A policy is "in corridor" if:

- Under Death Benefit Option 1, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your Stated Death Benefit;
- Under Death Benefit Option 2, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus your Account Value; or
- Under Death Benefit Option 3, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 26.**

Unless you specify a different allocation, we will take partial withdrawals from the Guaranteed Interest Division and the Subaccounts of the Separate Account in the same proportion that your value in each has to your Net Account Value immediately before the partial withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the Guaranteed Interest Division may not exceed the amount of the total partial withdrawal multiplied by the ratio of your Guaranteed Interest Division Value to your Net Account Value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your Account Value by the amount of the partial withdrawal plus the partial withdrawal fee. Your Account Value may also be reduced by the amount of a surrender charge if you take a partial withdrawal which decreases your Stated Death Benefit.

The amount of your Stated Death Benefit is not reduced by the amount of a partial withdrawal when the Base Death Benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your Account Value to the level which no longer requires that the Base Death Benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 1, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of the partial withdrawal.

Under Death Benefit Option 2, a partial withdrawal will not reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 3, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of Stated Death Benefit, the total amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of Target Death Benefit after the partial withdrawal would be less than $250,000.00.

A reduction in the amount of Stated Death Benefit as a result of a partial withdrawal will be pro-rated among the existing coverage Segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 67.**

Policy Split Option

Under certain circumstances, you may divide your policy into two single life insurance policies: one on each of the two insured people. The new policies must be products acceptable to us at the time of the split. We will not require evidence of insurability, but both of the insured people must be living at the effective date of the split. If either insured person is not alive on that date, your split is void. You may not choose this benefit if either of the insured people has been rated uninsurable, has a higher rating than 3.0 times the non-rated risk class or either of the insured people is over age 85.

On the effective date of the policy split, the Total Death Benefit will be divided equally between the two new single life insurance policies.

Unless law requires otherwise, you may use the Policy Split Option upon the occurrence of any of the following events:
- There is a dissolution of business conducted or owned by the two insured people;
- Three months following the effective date of a final dissolution decree regarding the marriage (or same sex relationship, when recognized by applicable law) of the two insured people; or
- There is a change to the federal estate tax law which results in either:
  - ▷ Removal of the unlimited marital deduction provision; or
  - ▷ A reduction in the current maximum federal estate tax of at least 50.00% from the rate as of the Policy Date.

You must send us written notice of your election to use the Policy Split Option within 180 days of the eligible event. You must provide satisfactory evidence that the event has occurred.

The effective date of the policy split is the first monthly processing date after we approve it. The insurance coverage under the two individual life insurance policies will start on the effective date of the policy split.

All terms and conditions of the new policies apply once your policy is split and they may differ from those of this policy. Consult your new single life insurance policies.

The premium for each new policy will be based on each insured person's age, gender and risk class at the time of the split of your policy. Premium will be due for each new policy under the terms of the new policy. Your Account Value less any applicable surrender charge due of the old policy will be allocated to the new policies on the effective date in the same proportion that the Base Death Benefit was divided between the two single life insurance policies. If this allocation causes an increase in the Base Death Benefit of either of the new single life policies, we may limit the amount applied to each new policy. Any remaining Account Value less any applicable surrender charge will be paid to you and may be taxable.

Each new policy will have a new Policy Date. However, we will continue to measure the suicide and incontestability periods for the new policies from the Policy Date of the old policy. If you have an outstanding policy loan, it will be divided and transferred to each new single life insurance policy in the same proportion as your Account Value less any applicable surrender charge is allocated. Any person or entity to which you have assigned your policy must agree to the policy split. An assignment of your policy will apply to each new single life insurance policy.

Riders may or may not be available on the new policies and may be subject to proof of insurability.

Exercising the Policy Split Option may be treated as a taxable transaction. Moreover, the two single life insurance policies could be treated as modified endowment contracts.

You may not split your policy into two single life insurance policies if:
- Either insured person is over the age of 85;
- The continuation of coverage period has begun;
- One of the insured people has died;
- Your grace period has ended and the policy has lapsed; or
- Your policy has been terminated or surrendered.

You should consult a tax and/or legal adviser before exercising the Policy Split Option.

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its Net Surrender Value at any time after the right to examine period and while either of the insured people is alive. Your Net Surrender Value is equal to your Surrender Value minus any outstanding Loan Amount. Your Surrender Value is equal to your Account Value minus any applicable surrender charge.

You may take your Net Surrender Value in other than one payment.

We compute your Net Surrender Value as of the Valuation Date Customer Service receives your policy and written surrender request in good order. All insurance coverage ends on the date we receive your surrender request and policy.

If you surrender your policy we may deduct a surrender charge. **See Surrender Charge, page 26.** Surrender of your policy may have adverse tax consequences. See *Distributions Other than Death Benefits*, **page 68.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any Monthly Processing Date:
- Your Net Account Value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your Account Value exceeds your outstanding Loan Amount.

Grace Period. If on a Monthly Processing Date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments and then we deduct the overdue amounts from your Account Value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining Separate Account and Guaranteed Interest Division values, deduct amounts you owe us and inform you that your coverage has ended.

If the Second Death occurs during the grace period we pay Death Benefit Proceeds to your beneficiaries with reductions for your outstanding Loan Amount and periodic fees and charges owed.

If your policy lapses, any distribution of Account Value may be subject to current taxation. See *Distributions Other than Death Benefits*, page 68.

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than the Guaranteed Minimum Accumulation Benefit Rider) by written request any time within five years after it has lapsed and before the younger insured person reaches age 121. A policy that was surrendered may not be reinstated.

To reinstate the policy and available riders you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. When we reinstate your policy we reinstate the surrender charges for the amount and time remaining as if your coverage had not lapsed. If you had a loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued but unpaid loan interest to the date of lapse.

When a policy is reinstated, unless otherwise directed by you, we will allocate the Net Premium received to the Subaccounts of the Separate Account and the Guaranteed Interest Division according to the premium allocation instructions in effect at the start of the grace period. Your Account Value on the reinstatement date will equal:
- The Account Value at the end of the grace period; plus
- The Net Premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a tax and/or legal adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 68.**

TAX CONSIDERATIONS

The following summary provides a general description of the U.S. federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications or state, local and foreign taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products, and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS. We cannot make any guarantee regarding the tax treatment of any policy or policy transaction.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the Separate Account will first be used to reduce any income taxes imposed on the Separate Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 36**. If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 68.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our Separate Account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each Subaccount and its corresponding mutual fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each Subaccount's corresponding mutual fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a Subaccount's corresponding mutual fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your account values. These differences could result in the IRS treating you as the owner of a pro rata share of the Separate Account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the Separate Account assets or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a tax and/or legal adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the Account Value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a tax and/or legal adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are:
  - ▷ Made on or after the date on which the taxpayer attains age 59½;
  - ▷ Attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or
  - ▷ Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax and/or legal adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax and/or legal adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax and/or legal adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a tax and/or legal adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between paying high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Benefit Rider

The benefit payments under the Accelerated Benefit Rider are intended to be fully excludable from your gross income if you are one of the insured people under the policy or you are an individual who has no business or financial connection with one of the insured people. **(See Accelerated Benefit Rider, page 46, for more information about this rider.)** However, you should consult a tax and/or legal adviser about the consequences of requesting payment under this rider.

Continuation of a Policy

Because the IRS has issued limited guidance on this issue, the tax consequences of continuing the policy after the younger insured person reaches age 100 are unclear. You should consult a tax and/or legal adviser if you intend to keep the policy in force after the younger insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a tax and/or legal adviser.

Taxation of Policy Splits

The Policy Split Option permits the split of a policy into two single life policies upon the occurrence of:
- Dissolution of business conducted or owned by the insured people;
- A dissolution of the marriage (or same sex relationship, when recognized by applicable law) of the insured people; or
- Certain changes in federal estate tax laws.

Using the Policy Split Option could have adverse tax consequences. Before you exercise the Policy Split Option, it is important that you consult with a tax and/or legal adviser regarding the possible tax consequences.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a tax and/or legal adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request, if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(5)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements. The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a tax and/or legal adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director or employee of a trade or business.) In addition, in certain instances a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax and/or legal adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you or your beneficiary is a non-resident alien, U.S. federal withholding on taxable distributions or death benefits will generally be at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a tax and/or legal adviser before purchasing a policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a tax and/or legal adviser.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse are now available to same-sex spouses, there are still unanswered questions regarding the scope and impact of the Windsor decision at a state tax level. Consequently, if you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding spousal rights and benefits under the policy described in this prospectus and your particular tax situation.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Account Value or the Net Account Value. You should consult a tax and/or legal adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured people's Joint Equivalent Age (stated in your policy schedule). On the Policy Date, the Joint Equivalent Age of the insured people can generally be no more than 85. The Joint Equivalent Age stated in your policy schedule is the sum of both insured people's ages adjusted for the differences in ages and genders, divided by two and rounded down. An individual insured person's age is measured on the birthday nearest to the Policy Date. The individual age of each insured person generally must be no more than 90 on the Policy Date. The difference in the two insured people's ages can be no more than 30 years. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

We often use age to calculate rates, charges and values. We determine the insured people's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the lifetime of the insured people. These rights include the right to change the owner, beneficiaries or the method designated to pay Death Benefit Proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded by Customer Service. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the Second Death receive the Death Benefit Proceeds. Other surviving beneficiaries receive Death Benefit Proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the Second Death, they share the Death Benefit Proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the Second Death, we pay the Death Benefit Proceeds to you or to your estate, as owner. If a beneficiary is a minor, the Death Benefit Proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the lifetime of the insured people. We pay Death Benefit Proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See** *Other Tax Matters***, page 70.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See** *Other Tax Matters***, page 70.**

Incontestability

After your policy has been in force during the lifetimes of the insured people for two years from the date of issue, we will not contest its validity except for nonpayment of premium. Likewise, after your policy has been in force during the lifetimes of the insured people for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest its validity except for nonpayment of premium.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the age or gender of either of the insured people has been misstated, we adjust the death benefit to the amount that would have been purchased using the insured peoples' correct ages and genders. We base the adjusted death benefit on the cost of insurance charges deducted from your Account Value on the last Monthly Processing Date before the Second Death, or as otherwise required by law.

Suicide

If either of the insured people commits suicide (while sane or insane) within two years of the date of issue, unless otherwise required by law, we limit Death Benefit Proceeds to:
- The total premium we receive to the time of death; minus
- Any outstanding Loan Amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage Segment or other increase if either of the insured people commits suicide (while sane or insane) within two years of the effective date of a new coverage Segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 64. See also Premium Payments Affect Your Coverage, page 22.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death Benefit Proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The NYSE is closed for trading;
- Trading on the NYSE is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the Subaccounts or to determine the value of a Subaccount's assets; and
- A governmental body with jurisdiction over the Separate Account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist. Payment of benefits or values may also be delayed or suspended as required by court order or regulatory proceeding.

We execute transfers among the Subaccounts as of the Valuation Date Customer Service receives your request.

We determine the death benefit as of the date of the Second Death. The Death Benefit Proceeds are not affected by subsequent changes in the value of the Subaccounts.

We may delay payment from our Guaranteed Interest Division for up to six months, unless law requires otherwise, of surrender proceeds, partial withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Payment of Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address listed on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the policy.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If either of the insured people dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of an insured person's death, we may require proof of a deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and a deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by a deceased insured person.

Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting Customer Service.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call Customer Service to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Customer Service uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 57.**

You may revoke these privileges at any time by writing to Customer Service.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the Subaccounts and funds. Past performance is not indicative of future performance of the Subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain Subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the Net Surrender Value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the Death Benefit Proceeds other than in one lump-sum payment, if you make this election during the lifetime of the insured people. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the Second Death.

The investment performance of the Subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20.00 and the total proceeds must be at least $2,000.00.

The following settlement options are available:
- **Settlement Option I:** Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year for a designated period that may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest as described below;
- **Settlement Option II:** Life Income with Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year throughout the payee's lifetime or, if longer, for a period of 5, 10, 15 or 20 years. The installment dollar amounts will be equal except for any excess interest as described below;
- **Settlement Option III:** Hold at Interest. You may leave amounts on deposit with us that we will pay on the death of the payee, or at any earlier date you select. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. You select whether interest will be left on deposit with us and accumulated or paid to you in monthly, quarterly, semi-annual or annual payments each year. You may not leave any amount on deposit for more than 30 years;
- **Settlement Option IV:** Payouts of a Designated Amount. Based on your selection, we will pay a designated amount in annual, semi-annual, quarterly or monthly equal installments per year until the proceeds, together with interest at the rate declared by us or at any higher rate required by law, are exhausted; and
- **Settlement Option V:** Other. Settlement may be made in any other manner as agreed in writing between you (or the beneficiary) and us.

If none of these settlement options have been elected, your Net Surrender Value or the Death Benefit Proceeds will be paid in one lump-sum payment.

Payment of Net Surrender Value or Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of your Net Surrender Value or the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See Payment of Death Benefit Proceeds – The Retained Asset Account, page 78, for more information about the retained asset account.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, Account and Surrender Values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the mutual funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your Account Values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the ages and risk classes of the insured people and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. Unless prohibited under state law, we may assess a charge not to exceed $25.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 27.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call Customer Service toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with Voya America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. Voya America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at One Orange Way, Windsor, Connecticut 06095.

Voya America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2014, 2013 and 2012, the aggregate amount of underwriting commissions we paid to Voya America Equities, Inc. was $12,296,124.00, $11,408,469.00 and $14,268,378.00.

Voya America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy and part of that payment goes to your agent/registered representative.

Voya Financial Advisors, Inc., an affiliated broker-dealer, has entered into an agreement with Voya America Equities, Inc. for the sale of our variable life products.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount and a percentage of premium we receive for the policy in excess of the target premium amount. We pay up to 90.00% of premium received up to target premium and up to 5.00% of premium received in excess of target premium received in the first segment year and up to 5.00% of premium received in renewal segment years two through ten and lower thereafter.

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 54.00%.

Generally, the commissions paid on premiums for Stated Death Benefit coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the appropriate usage of the Adjustable Term Insurance Rider coverage for your particular situation.

In addition to the sales compensation described above, Voya America Equities, Inc. or the company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2014, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received and by total commissions paid:

- Voya Financial Advisors, Inc.;
- LPL Financial Corporation;
- NFP Advisor Services, LLC;
- M Holdings Securities, Inc.;
- Independent Financial Group, LLC;
- First Heartland Capital, Inc.;
- Cetera Advisors LLC;
- The Leaders Group, Inc.;
- Centaurus Financial, Inc.;
- Royal Alliance Associates Inc.;
- Wells Fargo Advisors Financial Network, LLC;
- SII Investments Inc.;
- P.J. Robb Variable Corporation;
- AXA Advisors, LLC;
- Transamerica Financial Advisors, Inc.;
- Cetera Advisor Networks LLC;
- Morgan Stanley Smith Barney LLC;
- MidAmerica Financial Services Inc.;
- Cambridge Investment Research Inc.;
- Ameriprise Financial Services Inc.;
- National Planning Corporation;
- World Equity Group, Inc.;
- Raymond James Financial Services, Inc.;
- Capital Guardian, LLC; and
- Purshe Kaplan Sterling Investments Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the company's ability to meet its obligations under the policy, Voya America Equities, Inc.'s ability to distribute the policy or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the company and/or Voya America Equities, Inc., is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the company and its affiliates, including Voya America Equities, Inc., periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the company or the financial services industry. It is the practice of the company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the company or subject the company to settlement payments, fines, penalties and other financial consequences, as well as changes to the company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

Financial statements of the Separate Account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor
0-40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 – 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the ages and genders of the insured people.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the Account Value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 2001 Commissioner's Standard Ordinary Mortality Table and will vary according to the ages and genders of the insured people. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable ages and genders.

APPENDIX B

Funds Currently Available Through the Separate Account

The following chart lists the mutual funds that are currently available through the Subaccounts of the Separate Account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Account Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund^{SM} (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund^{SM} (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund^{SM} (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
BlackRock Global Allocation V.I. Fund (Class III) **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio (Service Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio (Service Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
M Capital Appreciation Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M International Equity Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Northern Cross, LLC	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
M Large Cap Value Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** AJO, LP	Seeks to provide long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I) **Investment Adviser:** Neuberger Berman Management LLC **Subadvisers:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.

---

* This fund is only available through broker/dealers associated with the M Financial Group.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Perspectives Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
Voya Global Value Advantage Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya Liquid Assets Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Multi-Manager Large Cap Core Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Retirement Moderate Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell^{TM} Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Small Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Bond Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
VY® Baron Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® DFA World Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
VY® FMR® Diversified Mid Cap Portfolio* (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Fidelity Management & Research Company *** FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.**	Seeks long-term growth of capital.
VY® Franklin Templeton Founding Strategy Portfolio (Class I) **Investment Adviser:** Directed Services LLC	Seeks capital appreciation. Income is a secondary consideration.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Comstock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price International Stock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

APPENDIX C

Information Regarding A Closed Subaccount

The Subaccount that invests in the following mutual fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® JPMorgan Mid Cap Value Portfolio (Class I)	Seeks growth from capital appreciation.
Investment Adviser: Directed Services LLC	
Subadvisers: J.P. Morgan Investment Management Inc.	

Policy owners who have Account Value allocated to the Subaccount that corresponds to this fund may leave their Account Value in this Subaccount, but future allocations and transfers into it are prohibited. If your most recent premium allocation instructions include the Subaccount that corresponds to this fund, premium received that would have been allocated to the Subaccount corresponding to this fund may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting:

> **Customer Service**
> **P.O. Box 5065**
> **Minot, North Dakota 58702-5065**
> **1-877-253-5050**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 64, for more information about how to keep your policy from lapsing. See also Reinstatement, page 65, for information about how to put your policy back in force if it has lapsed.**

APPENDIX D

Glossary of Important Terms

This glossary identifies some of the important terms that we have used throughout this prospectus and that have special meaning. See also the **Terms to Understand** section on page 2 of the prospectus, which provides page references to where many of the terms are defined and discussed more fully.

Account Value: The Account Value is equal to the value of: (1) amounts allocated to the Subaccounts of the Separate Account; plus (2) amounts allocated to the Guaranteed Interest Division; plus (3) any amounts set aside in the Loan Division.

Accumulation Unit: An Accumulation Unit is a unit of measurement used to calculate the Account Value in each Subaccount of the Separate Account.

Accumulation Unit Value: The Accumulation Unit Value of a Subaccount of the Separate Account is determined as of each Valuation Date. We use an Accumulation Unit Value to measure the experience of each Subaccount of the Separate Account during a valuation period. The Accumulation Unit Value for a Valuation Date equals the Accumulation Unit Value for the preceding Valuation Date multiplied by the accumulation experience factor for the valuation period ending on the Valuation Date.

Attained Age: Attained age is the designated insured person's age as of the Policy Date plus the number of completed policy years.

Base Death Benefit: The Base Death Benefit is the death benefit of your policy and does not include any additional death benefit provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of three death benefit options.

Death Benefit Proceeds: Death Benefit Proceeds equals: (1) the Total Death Benefit in effect on the date of the Second Death; plus (2) any amounts payable under any riders attached to the policy other than the Adjustable Term Insurance Rider; minus (3) any outstanding Loan Amount; minus (4) any outstanding fees and charges incurred before the Second Death; and minus (5) any outstanding accelerated benefit lien including accrued lien interest.

General Account: The general account holds all of our assets other than those held in the Separate Account or our other separate accounts. The Guaranteed Interest Division is a part of the general account and provides guarantees of principal and interest. The Loan Division is also part of the general account.

Grace Period: The grace period is the 61 day period after which your policy will lapse unless you make a required premium payment. The grace period will begin on a Monthly Processing Date if on that date the Net Account Value is zero or less.

Guaranteed Interest Division: The Guaranteed Interest Division is another investment option to which you may allocate all or part of the Account Value. The value of the Guaranteed Interest Division is equal to amounts allocated to this division plus any credited interest minus deductions taken from this division.

Guaranteed Interest Division Value: The Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

Insured People: The insured people are the persons on whose lives we issue the policy. The insured people may or may not be the owners of your policy.

Initial Period: The initial period begins on the Investment Date and ends on the date we mail your policy to you plus five days and plus the right to examine period.

Investment Date: The Investment Date is the first date on which we allocate the Net Premium payment to your policy. We will allocate the initial Net Premium to your policy at the end of the valuation period during which all of the following requirements are satisfied: (1) we receive the amount of premium required for coverage to begin under your policy; (2) we have approved your policy for issue; and (3) Customer Service has received all completed issue requirements.

Joint Equivalent Age: The Joint Equivalent Age under the policy is the sum of both insured people's ages adjusted for the differences in genders, divided by two and rounded down. An individual insured person's age is measured on the birthday nearest to the Policy Date. We issue your policy at the Joint Equivalent Age shown in your schedule.

Loan Amount: The Loan Amount equals: (1) any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus (2) new loans; plus (3) accrued but unpaid loan interest; minus (4) loan repayments.

Loan Division: The Loan Division is the part of the general account in which funds are set aside to secure payment of any Loan Amount.

Loan Division Value: The Loan Division value is determined as of each Valuation Date. The Loan Division Value for a Valuation Date equals: (1) the Loan Division Value on the prior Valuation Date; plus (2) any loan interest credited to the Loan Division during the valuation period; plus (3) the amount of any new loan taken during the valuation period; minus (4) any loan repayments, including the repayment of loan interest; plus (5) the amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus (6) the amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary.

Monthly Deduction: The monthly deduction is equal to the monthly cost of insurance charge, policy charge, administrative charge and mortality and expense risk charge for your policy and the monthly charges, if any, for additional benefits provided by your riders.

Monthly Processing Date: The Monthly Processing Date is the date each month on which the monthly deduction from the Account Value is due. The first Monthly Processing Date is the Policy Date or the Investment Date, if later. Subsequent Monthly Processing Dates are the same calendar day of each month as the Policy Date. If that date is not a Valuation Date, the Monthly Processing Date will be the next Valuation Date.

Net Account Value: The Net Account Value is equal to: (1) the Account Value; minus (2) any Loan Amount.

Net Premium: Net Premium equals: (1) the premium received; minus (2) the premium expense charge. We deduct this charge from each premium before allocating the premium to the Account Value.

Net Surrender Value: The Net Surrender Value equals: (1) the Surrender Value; minus (2) any Loan Amount.

Policy Date: The Policy Date is the date from which we measure policy years, policy months and policy anniversaries, and it determines the Monthly Processing Date. It is the date coverage under the policy begins.

Right to Examine Period: The right to examine period is the number of days after delivery of your policy during which you have the right to examine your policy and return it for a refund.

Scheduled Premium: Scheduled premium is the amount that you indicate on your application as the amount you intend to pay at fixed intervals over a certain period. You may specify the interval as monthly, quarterly, semiannually or annually.

Second Death: The death of the insured person who has survived the death of the other insured person or on the simultaneous deaths of both insured people.

Segment: A Segment is a piece of death benefit coverage. Each increase in the Stated Death Benefit (other than due to a death benefit option change) will create a new Segment.

Separate Account: The Separate Account is an account established by us, pursuant to the laws of the State of Colorado, to separate the assets funding the benefits for the class of policies to which this policy belongs from our other assets. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940.

Separate Account Value: The Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Stated Death Benefit: The Stated Death Benefit is the sum of the Segments under your policy. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

Subaccounts: We divide the Separate Account into Subaccounts, each of which invests in a corresponding underlying mutual fund. The current eligible Subaccounts are shown in this prospectus. From time to time, we may add additional Subaccounts. If we do, we may allow you to choose from these other Subaccounts subject to the terms and conditions we may impose on your premium allocations.

Surrender Value: Surrender Value is equal to: (1) the Account Value; minus (2) surrender charges, if any.

Target Death Benefit: The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and it may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.

Target Premium: Target premium for each Segment of Stated Death Benefit is actuarially determined based on the Joint Equivalent Age, risk classes of the two insured people and any substandard ratings of the two insured people. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force.

Total Death Benefit: The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.

Valuation Date: A Valuation Date is each date on which the Accumulation Unit Value of the Subaccounts of the Separate Account and the net asset value of the shares of the corresponding mutual funds are determined. Currently, these values are determined after the close of business of the NYSE on any normal business day, Monday through Friday, when the NYSE is open for trading.

Valuation Period: A valuation period is the period that begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the Separate Account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the Separate Account and the policy, as well as the financial statements of the Separate Account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, Account Value and Surrender Value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 27.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact:

Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.voyalifecustomerservice.com

If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. Additional information about us, the Separate Account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-153338.

1940 Act File No. 811-08292
1933 Act file No. 333-153338


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information Dated May 1, 2015.

Voya SVUL-CV
A Survivorship Flexible Premium Adjustable Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Voya SVUL-CV prospectus dated May 1, 2015. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the ING SVUL-CV policy and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the company by the end of 2016.

We established the Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Separate Account. Each Subaccount invests in shares of a corresponding mutual fund at net asset value. We may make additions to, deletions from or substitutions of available mutual funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the mutual funds or affiliates of the mutual funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the Separate Account. As custodian, the company holds cash balances for the Separate Account pending investment in the mutual funds or distribution. The mutual funds in whose shares the assets of the Subaccounts of the Separate Account are invested each have custodians, as discussed in the respective mutual fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the Subaccounts of the Separate Account and the mutual funds available for investment through the Subaccounts of the Separate Account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the Subaccounts of the Separate Account and the corresponding mutual funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the mutual fund has been in existence for these periods) and since the inception date of the mutual fund (if the mutual fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a Subaccount commenced operation. We will calculate such performance information based on the assumption that the Subaccounts were in existence for the same periods as those indicated for the mutual funds, with the level of charges at the Separate Account level that were in effect at the inception of the Subaccounts. Performance information will be specific to the class of mutual fund shares offered through the policy, however, for periods prior to the date a class of mutual fund shares commenced operations, performance information may be based on a different class of shares of the same mutual fund. In this case, performance for the periods prior to the date a class of mutual fund shares commenced operations will be adjusted by the mutual fund fees and expenses associated with the class of mutual fund shares offered through the policy.

We may compare performance of the Subaccounts and/or the mutual funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the Subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and Separate Account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the mutual funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the mutual funds as if the Subaccounts had been in existence and a policy issued for the same periods as those indicated for the mutual funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2014, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS

The financial statements of the Separate Account reflect the operations of the Separate Account as of and for the year ended December 31, 2014, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The statutory basis financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

FINANCIAL STATEMENTS

Security Life of Denver Insurance Company

Security Life Separate Account L1

Year Ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year Ended December 31, 2014

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying financial statements of Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2014, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2014 and 2013. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2014, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 16, 2015

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III Shares
Assets					
Investments in mutual funds at fair value	$ 6,455	$ 54,118	$ 34,387	$ 46,977	$ 14,691
Total assets	6,455	54,118	34,387	46,977	14,691
Net assets	$ 6,455	$ 54,118	$ 34,387	$ 46,977	$ 14,691
Total number of mutual fund shares	157,392	677,835	656,121	2,315,266	1,036,751
Cost of mutual fund shares	$ 3,980	$ 34,732	$ 23,340	$ 40,037	$ 15,265

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	M Capital Appreciation Fund	M International Equity Fund
Assets					
Investments in mutual funds					
at fair value	$ 6,979	$ 32,694	$ 255	$ 9,101	$ 10,029
Total assets	6,979	32,694	255	9,101	10,029
Net assets	$ 6,979	$ 32,694	$ 255	$ 9,101	$ 10,029
Total number of mutual fund shares	288,634	878,167	19,974	301,152	840,623
Cost of mutual fund shares	$ 6,396	$ 23,696	$ 245	$ 8,179	$ 9,754

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	M Large Cap Growth Fund	M Large Cap Value Fund	Neuberger Berman AMT Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class Shares	Voya Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 4,545	$ 2,323	$ 1,596	$ 1,836	$ 11,416
Total assets	4,545	2,323	1,596	1,836	11,416
Net assets	$ 4,545	$ 2,323	$ 1,596	$ 1,836	$ 11,416
Total number of mutual fund shares	189,778	173,897	66,832	72,352	779,792
Cost of mutual fund shares	$ 3,734	$ 2,029	$ 1,134	$ 2,283	$ 9,337

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 71,653	$ 372	$ 10,356	$ 45,236	$ 18,622
Total assets	71,653	372	10,356	45,236	18,622
Net assets	$ 71,653	$ 372	$ 10,356	$ 45,236	$ 18,622
Total number of mutual fund shares	5,554,528	33,837	558,579	2,256,176	1,489,799
Cost of mutual fund shares	$ 70,786	$ 358	$ 11,950	$ 35,405	$ 17,802

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Voya Limited Maturity Bond Portfolio - Service Class	Voya Liquid Assets Portfolio - Initial Class	Voya Liquid Assets Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 22,235	$ 33,736	$ 28,930	$ 2,696	$ 32,443
Total assets	22,235	33,736	28,930	2,696	32,443
Net assets	$ 22,235	$ 33,736	$ 28,930	$ 2,696	$ 32,443
Total number of mutual fund shares	2,182,035	33,736,499	28,929,838	172,467	2,364,669
Cost of mutual fund shares	$ 22,377	$ 33,736	$ 28,930	$ 2,217	$ 24,893

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Voya Retirement Moderate Growth Portfolio - Institutional Class	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Bond Index Portfolio - Class I	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 16,488	$ 9,624	$ 4,078	$ 165,273	$ 11,810
Total assets	16,488	9,624	4,078	165,273	11,810
Net assets	$ 16,488	$ 9,624	$ 4,078	$ 165,273	$ 11,810
Total number of mutual fund shares	1,221,341	750,740	378,975	11,258,361	961,749
Cost of mutual fund shares	$ 13,223	$ 8,796	$ 4,099	$ 129,830	$ 10,253

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	VY® DFA World Equity Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,542	$ 16,143	$ 1,877	$ 11,311	$ 27,299
Total assets	2,542	16,143	1,877	11,311	27,299
Net assets	$ 2,542	$ 16,143	$ 1,877	$ 11,311	$ 27,299
Total number of mutual fund shares	234,921	867,424	169,984	355,341	1,571,622
Cost of mutual fund shares	$ 2,408	$ 13,545	$ 1,733	$ 8,669	$ 31,253

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Aggregate Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 31,001	$ 73,165	$ 31,600	$ 9,315	$ 6,685
Total assets	31,001	73,165	31,600	9,315	6,685
Net assets	$ 31,001	$ 73,165	$ 31,600	$ 9,315	$ 6,685
Total number of mutual fund shares	1,497,652	2,541,326	1,918,652	717,054	558,929
Cost of mutual fund shares	$ 22,130	$ 57,363	$ 24,779	$ 8,039	$ 6,454

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 16,073	$ 83	$ 15,064	$ 8,922	$ 8,767
Total assets	16,073	83	15,064	8,922	8,767
Net assets	$ 16,073	$ 83	$ 15,064	$ 8,922	$ 8,767
Total number of mutual fund shares	1,539,586	5,776	466,219	535,233	529,715
Cost of mutual fund shares	$ 17,514	$ 57	$ 11,574	$ 6,996	$ 7,052

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 9,655	$ 21,842	$ 9,517	$ 23,734	$ 36,761
Total assets	9,655	21,842	9,517	23,734	36,761
Net assets	$ 9,655	$ 21,842	$ 9,517	$ 23,734	$ 36,761
Total number of mutual fund shares	205,734	955,881	505,169	1,997,792	3,030,608
Cost of mutual fund shares	$ 9,496	$ 17,402	$ 8,221	$ 24,170	$ 25,686

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 12,586	$ 103	$ 308	$ 1,329	$ 9,287
Total assets	12,586	103	308	1,329	9,287
Net assets	$ 12,586	$ 103	$ 308	$ 1,329	$ 9,287
Total number of mutual fund shares	1,045,307	8,154	22,295	101,169	303,210
Cost of mutual fund shares	$ 10,764	$ 98	$ 198	$ 1,095	$ 8,367

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 17,445	$ 10,511	$ 9,093	$ 21,322	$ 41,042
Total assets	17,445	10,511	9,093	21,322	41,042
Net assets	$ 17,445	$ 10,511	$ 9,093	$ 21,322	$ 41,042
Total number of mutual fund shares	776,022	427,638	397,062	2,292,674	1,685,492
Cost of mutual fund shares	$ 11,158	$ 8,370	$ 6,697	$ 20,298	$ 24,101

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 5,216	$ 6,376	$ 4,041	$ 2,987	$ 10,692
Total assets	5,216	6,376	4,041	2,987	10,692
Net assets	$ 5,216	$ 6,376	$ 4,041	$ 2,987	$ 10,692
Total number of mutual fund shares	327,429	318,318	148,140	181,017	468,142
Cost of mutual fund shares	$ 4,293	$ 4,889	$ 3,516	$ 2,855	$ 7,883

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2014
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Assets		
Investments in mutual funds		
at fair value	$ 2,800	$ 7,902
Total assets	2,800	7,902
Net assets	$ 2,800	$ 7,902
Total number of mutual fund shares	184,588	282,709
Cost of mutual fund shares	$ 1,984	$ 6,996

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 56	$ 423	$ 432	$ 681	$ 326
Expenses:					
Mortality and expense risk charges	44	144	86	134	23
Total expenses	44	144	86	134	23
Net investment income (loss)	12	279	346	547	303
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	332	2,431	542	2,313	113
Capital gains distributions	31	2,602	1,576	—	1,254
Total realized gain (loss) on investments					
and capital gains distributions	363	5,033	2,118	2,313	1,367
Net unrealized appreciation					
(depreciation) of investments	115	(1,128)	757	(4,291)	(1,436)
Net realized and unrealized gain (loss)					
on investments	478	3,905	2,875	(1,978)	(69)
Net increase (decrease) in net assets					
resulting from operations	$ 490	$ 4,184	$ 3,221	$ (1,431)	$ 234

The accompanying notes are an integral part of these financial statements.

17

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Money Market Portfolio - Initial Class	M Capital Appreciation Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 189	$ 275	$ 6	$ —	$ —
Expenses:					
Mortality and expense risk charges	18	82	1	—	63
Total expenses	18	82	1	—	63
Net investment income (loss)	171	193	5	—	(63)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	291	1,644	1	—	830
Capital gains distributions	92	643	—	—	881
Total realized gain (loss) on investments					
and capital gains distributions	383	2,287	1	—	1,711
Net unrealized appreciation					
(depreciation) of investments	(123)	797	8	—	(699)
Net realized and unrealized gain (loss)					
on investments	260	3,084	9	—	1,012
Net increase (decrease) in net assets					
resulting from operations	$ 431	$ 3,277	$ 14	$ —	$ 949

The accompanying notes are an integral part of these financial statements.

18

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	M International Equity Fund	M Large Cap Growth Fund	M Large Cap Value Fund	Neuberger Berman AMT Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 241	$ 2	$ 26	$ 6	$ 3
Expenses:					
Mortality and expense risk charges	64	16	13	5	16
Total expenses	64	16	13	5	16
Net investment income (loss)	177	(14)	13	1	(13)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	907	121	108	164	(36)
Capital gains distributions	—	567	249	—	—
Total realized gain (loss) on investments					
and capital gains distributions	907	688	357	164	(36)
Net unrealized appreciation					
(depreciation) of investments	(1,952)	(262)	(171)	(9)	(403)
Net realized and unrealized gain (loss)					
on investments	(1,045)	426	186	155	(439)
Net increase (decrease) in net assets					
resulting from operations	$ (868)	$ 412	$ 199	$ 156	$ (452)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	ING Total Return Bond Portfolio - Institutional Class	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 174	$ 2,328	$ 1,419	$ —	$ 173
Expenses:					
Mortality and expense risk charges	49	221	37	—	38
Total expenses	49	221	37	—	38
Net investment income (loss)	125	2,107	1,382	—	135
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	211	959	(3,512)	1	(104)
Capital gains distributions	—	—	976	—	—
Total realized gain (loss) on investments					
and capital gains distributions	211	959	(2,536)	1	(104)
Net unrealized appreciation					
(depreciation) of investments	321	648	1,760	8	(1,706)
Net realized and unrealized gain (loss)					
on investments	532	1,607	(776)	9	(1,810)
Net increase (decrease) in net assets					
resulting from operations	$ 657	$ 3,714	$ 606	$ 9	$ (1,675)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Liquid Assets Portfolio - Initial Class	Voya Liquid Assets Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 149	$ 308	$ 152	$ —	$ —
Expenses:					
Mortality and expense risk charges	191	47	84	241	—
Total expenses	191	47	84	241	—
Net investment income (loss)	(42)	261	68	(241)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,058	209	(120)	—	—
Capital gains distributions	2,159	119	—	4	4
Total realized gain (loss) on investments					
and capital gains distributions	7,217	328	(120)	4	4
Net unrealized appreciation					
(depreciation) of investments	(2,568)	291	109	—	—
Net realized and unrealized gain (loss)					
on investments	4,649	619	(11)	4	4
Net increase (decrease) in net assets					
resulting from operations	$ 4,607	$ 880	$ 57	$ (237)	$ 4

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Bond Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 30	$ 670	$ 344	$ 313	$ 75
Expenses:					
Mortality and expense risk charges	10	61	37	42	12
Total expenses	10	61	37	42	12
Net investment income (loss)	20	609	307	271	63
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	79	1,458	884	311	(45)
Capital gains distributions	118	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	197	1,458	884	311	(45)
Net unrealized appreciation					
(depreciation) of investments	100	(282)	(198)	(66)	184
Net realized and unrealized gain (loss)					
on investments	297	1,176	686	245	139
Net increase (decrease) in net assets					
resulting from operations	$ 317	$ 1,785	$ 993	$ 516	$ 202

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Health Sciences Opportunities Portfolio - Institutional Class	VY® BlackRock Large Cap Growth Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® DFA World Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2,986	$ 42	$ 23	$ 131	$ 48
Expenses:					
Mortality and expense risk charges	935	12	4	43	5
Total expenses	935	12	4	43	5
Net investment income (loss)	2,051	30	19	88	43
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,690	(235)	31	334	117
Capital gains distributions	15,385	2,306	422	—	—
Total realized gain (loss) on investments					
and capital gains distributions	19,075	2,071	453	334	117
Net unrealized appreciation					
(depreciation) of investments	(1,938)	(1,406)	(322)	982	(172)
Net realized and unrealized gain (loss)					
on investments	17,137	665	131	1,316	(55)
Net increase (decrease) in net assets					
resulting from operations	$ 19,188	$ 695	$ 150	$ 1,404	$ (12)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 70	$ 39	$ 124	$ 333	$ 167
Expenses:					
Mortality and expense risk charges	79	4	31	125	176
Total expenses	79	4	31	125	176
Net investment income (loss)	(9)	35	93	208	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,205	76	1,671	(796)	2,965
Capital gains distributions	2,705	—	676	2,714	2,382
Total realized gain (loss) on investments and capital gains distributions	4,910	76	2,347	1,918	5,347
Net unrealized appreciation (depreciation) of investments	(3,944)	(52)	(1,452)	(2,287)	(2,991)
Net realized and unrealized gain (loss) on investments	966	24	895	(369)	2,356
Net increase (decrease) in net assets resulting from operations	$ 957	$ 59	$ 988	$ (161)	$ 2,347

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Marsico Growth Portfolio - Institutional Class	VY® MFS Total Return Portfolio - Institutional Class	VY® MFS Utilities Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 231	$ 241	$ 1,105	$ 674
Expenses:					
Mortality and expense risk charges	12	7	26	228	132
Total expenses	12	7	26	228	132
Net investment income (loss)	(4)	224	215	877	542
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	140	449	(239)	2,325	1,597
Capital gains distributions	2,199	871	3,425	5,837	2,194
Total realized gain (loss) on investments					
and capital gains distributions	2,339	1,320	3,186	8,162	3,791
Net unrealized appreciation					
(depreciation) of investments	(2,013)	(1,180)	(1,835)	(1,081)	(1,986)
Net realized and unrealized gain (loss)					
on investments	326	140	1,351	7,081	1,805
Net increase (decrease) in net assets					
resulting from operations	$ 322	$ 364	$ 1,566	$ 7,958	$ 2,347

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 121	$ 159	$ 95	$ 1	$ 44
Expenses:					
Mortality and expense risk charges	28	29	74	—	56
Total expenses	28	29	74	—	56
Net investment income (loss)	93	130	21	1	(12)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	185	(50)	(41)	6	1,241
Capital gains distributions	—	6	—	13	224
Total realized gain (loss) on investments					
and capital gains distributions	185	(44)	(41)	19	1,465
Net unrealized appreciation					
(depreciation) of investments	(377)	287	(18)	(10)	(950)
Net realized and unrealized gain (loss)					
on investments	(192)	243	(59)	9	515
Net increase (decrease) in net assets					
resulting from operations	$ (99)	$ 373	$ (38)	$ 10	$ 503

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 35	$ 185	$ 149	$ 229	$ 136
Expenses:					
Mortality and expense risk charges	30	25	16	86	43
Total expenses	30	25	16	86	43
Net investment income (loss)	5	160	133	143	93
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	910	1,392	249	2,004	1,435
Capital gains distributions	—	—	254	1,344	158
Total realized gain (loss) on investments and capital gains distributions	910	1,392	503	3,348	1,593
Net unrealized appreciation (depreciation) of investments	(575)	(783)	(253)	(374)	(1,465)
Net realized and unrealized gain (loss) on investments	335	609	250	2,974	128
Net increase (decrease) in net assets resulting from operations	$ 340	$ 769	$ 383	$ 3,117	$ 221

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,267	$ 97	$ 330	$ 3	$ 7
Expenses:					
Mortality and expense risk charges	101	183	57	1	1
Total expenses	101	183	57	1	1
Net investment income (loss)	1,166	(86)	273	2	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,497	3,760	496	—	2
Capital gains distributions	—	2,377	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	1,497	6,137	496	—	2
Net unrealized appreciation					
(depreciation) of investments	(2,498)	(2,220)	(1,717)	4	13
Net realized and unrealized gain (loss)					
on investments	(1,001)	3,917	(1,221)	4	15
Net increase (decrease) in net assets					
resulting from operations	$ 165	$ 3,831	$ (948)	$ 6	$ 21

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 31	$ 182	$ 261	$ 89	$ 66
Expenses:					
Mortality and expense risk charges	1	22	88	32	28
Total expenses	1	22	88	32	28
Net investment income (loss)	30	160	173	57	38
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(13)	730	975	1,048	2,219
Capital gains distributions	—	1,014	—	480	—
Total realized gain (loss) on investments					
and capital gains distributions	(13)	1,744	975	1,528	2,219
Net unrealized appreciation					
(depreciation) of investments	68	(922)	1,060	(606)	(1,771)
Net realized and unrealized gain (loss)					
on investments	55	822	2,035	922	448
Net increase (decrease) in net assets					
resulting from operations	$ 85	$ 982	$ 2,208	$ 979	$ 486

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 157	$ 524	$ 64	$ 95	$ 13
Expenses:					
Mortality and expense risk charges	161	234	8	26	13
Total expenses	161	234	8	26	13
Net investment income (loss)	(4)	290	56	69	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,505	2,830	160	481	369
Capital gains distributions	—	—	—	91	—
Total realized gain (loss) on investments					
and capital gains distributions	1,505	2,830	160	572	369
Net unrealized appreciation					
(depreciation) of investments	(2,966)	1,602	282	46	(25)
Net realized and unrealized gain (loss)					
on investments	(1,461)	4,432	442	618	344
Net increase (decrease) in net assets					
resulting from operations	$ (1,465)	$ 4,722	$ 498	$ 687	$ 344

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2014
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Net investment income (loss)				
Investment income:				
Dividends	$ 41	$ 10	$ 10	$ —
Expenses:				
Mortality and expense risk charges	15	52	6	32
Total expenses	15	52	6	32
Net investment income (loss)	26	(42)	4	(32)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	319	470	75	440
Capital gains distributions	238	1,172	406	663
Total realized gain (loss) on investments				
and capital gains distributions	557	1,642	481	1,103
Net unrealized appreciation				
(depreciation) of investments	(471)	(1,010)	(264)	(702)
Net realized and unrealized gain (loss)				
on investments	86	632	217	401
Net increase (decrease) in net assets				
resulting from operations	$ 112	$ 590	$ 221	$ 369

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net assets at January 1, 2013	$ 6,144	$ 43,946	$ 24,813	$ 42,279
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	309	306	501
Total realized gain (loss) on investments				
and capital gains distributions	268	771	(55)	397
Net unrealized appreciation (depreciation)				
of investments	1,299	11,419	7,700	8,103
Net increase (decrease) in net assets resulting from operations	1,613	12,499	7,951	9,001
Changes from principal transactions:				
Premiums	—	3,762	2,835	3,033
Surrenders and withdrawals	(499)	(2,027)	(1,272)	(3,509)
Cost of insurance and administrative charges	(273)	(2,510)	(1,741)	(2,057)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(199)	(3,089)	(1,256)	(49)
Increase (decrease) in net assets derived from				
principal transactions	(971)	(3,864)	(1,434)	(2,582)
Total increase (decrease) in net assets	642	8,635	6,517	6,419
Net assets at December 31, 2013	6,786	52,581	31,330	48,698
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	279	346	547
Total realized gain (loss) on investments				
and capital gains distributions	363	5,033	2,118	2,313
Net unrealized appreciation (depreciation)				
of investments	115	(1,128)	757	(4,291)
Net increase (decrease) in net assets resulting from operations	490	4,184	3,221	(1,431)
Changes from principal transactions:				
Premiums	—	3,323	3,037	3,027
Surrenders and withdrawals	(417)	(2,216)	(1,050)	(2,171)
Cost of insurance and administrative charges	(250)	(2,496)	(1,828)	(2,027)
Benefit payments	—	—	—	(2)
Transfers between Divisions				
(including fixed account), net	(154)	(1,258)	(323)	883
Increase (decrease) in net assets derived from				
principal transactions	(821)	(2,647)	(164)	(290)
Total increase (decrease) in net assets	(331)	1,537	3,057	(1,721)
Net assets at December 31, 2014	$ 6,455	$ 54,118	$ 34,387	$ 46,977

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III Shares	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net assets at January 1, 2013	$ 12,769	$ 5,471	$ 24,446	$ 296
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	111	173	5
Total realized gain (loss) on investments				
and capital gains distributions	1,130	743	3,077	6
Net unrealized appreciation (depreciation)				
of investments	662	410	3,847	(17)
Net increase (decrease) in net assets resulting from operations	1,899	1,264	7,097	(6)
Changes from principal transactions:				
Premiums	2,214	271	2,163	—
Surrenders and withdrawals	(226)	(248)	(1,095)	(26)
Cost of insurance and administrative charges	(855)	(262)	(1,217)	(11)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(2,441)	(805)	(3,711)	—
Increase (decrease) in net assets derived from				
principal transactions	(1,308)	(1,044)	(3,860)	(37)
Total increase (decrease) in net assets	591	220	3,237	(43)
Net assets at December 31, 2013	13,360	5,691	27,683	253
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	303	171	193	5
Total realized gain (loss) on investments				
and capital gains distributions	1,367	383	2,287	1
Net unrealized appreciation (depreciation)				
of investments	(1,436)	(123)	797	8
Net increase (decrease) in net assets resulting from operations	234	431	3,277	14
Changes from principal transactions:				
Premiums	2,307	319	2,084	—
Surrenders and withdrawals	(461)	(203)	(1,314)	—
Cost of insurance and administrative charges	(1,037)	(275)	(1,146)	(10)
Benefit payments	—	—	(125)	—
Transfers between Divisions				
(including fixed account), net	288	1,016	2,235	(2)
Increase (decrease) in net assets derived from				
principal transactions	1,097	857	1,734	(12)
Total increase (decrease) in net assets	1,331	1,288	5,011	2
Net assets at December 31, 2014	$ 14,691	$ 6,979	$ 32,694	$ 255

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Fidelity® VIP Money Market Portfolio - Initial Class	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund
Net assets at January 1, 2013	$ —	$ 6,072	$ 12,330	$ 3,989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(47)	215	7
Total realized gain (loss) on investments				
and capital gains distributions	—	1,389	(756)	697
Net unrealized appreciation (depreciation)				
of investments	—	841	2,514	465
Net increase (decrease) in net assets resulting from operations	—	2,183	1,973	1,169
Changes from principal transactions:				
Premiums	—	230	384	66
Surrenders and withdrawals	—	(496)	(576)	(299)
Cost of insurance and administrative charges	—	(156)	(255)	(81)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	—	1,970	(412)	(443)
Increase (decrease) in net assets derived from				
principal transactions	—	1,548	(859)	(757)
Total increase (decrease) in net assets	—	3,731	1,114	412
Net assets at December 31, 2013	—	9,803	13,444	4,401
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(63)	177	(14)
Total realized gain (loss) on investments				
and capital gains distributions	—	1,711	907	688
Net unrealized appreciation (depreciation)				
of investments	—	(699)	(1,952)	(262)
Net increase (decrease) in net assets resulting from operations	—	949	(868)	412
Changes from principal transactions:				
Premiums	(53)	41	57	54
Surrenders and withdrawals	—	(68)	(161)	(68)
Cost of insurance and administrative charges	(18)	(122)	(174)	(86)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	71	(1,502)	(2,269)	(168)
Increase (decrease) in net assets derived from				
principal transactions	—	(1,651)	(2,547)	(268)
Total increase (decrease) in net assets	—	(702)	(3,415)	144
Net assets at December 31, 2014	$ —	$ 9,101	$ 10,029	$ 4,545

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	M Large Cap Value Fund	Neuberger Berman AMT Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class Shares	Voya Balanced Portfolio - Class I
Net assets at January 1, 2013	$ 1,891	$ 1,394	$ 3,591	$ 7,776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	4	6	129
Total realized gain (loss) on investments				
and capital gains distributions	347	103	71	(18)
Net unrealized appreciation (depreciation)				
of investments	161	378	208	1,080
Net increase (decrease) in net assets resulting from operations	547	485	285	1,191
Changes from principal transactions:				
Premiums	58	189	—	561
Surrenders and withdrawals	(87)	(8)	(48)	(925)
Cost of insurance and administrative charges	(63)	(81)	(99)	(597)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(66)	(320)	(754)	302
Increase (decrease) in net assets derived from				
principal transactions	(158)	(220)	(901)	(659)
Total increase (decrease) in net assets	389	265	(616)	532
Net assets at December 31, 2013	2,280	1,659	2,975	8,308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	1	(13)	125
Total realized gain (loss) on investments				
and capital gains distributions	357	164	(36)	211
Net unrealized appreciation (depreciation)				
of investments	(171)	(9)	(403)	321
Net increase (decrease) in net assets resulting from operations	199	156	(452)	657
Changes from principal transactions:				
Premiums	52	160	—	647
Surrenders and withdrawals	(77)	(291)	(142)	(406)
Cost of insurance and administrative charges	(71)	(77)	(75)	(647)
Benefit payments	—	(1)	—	—
Transfers between Divisions				
(including fixed account), net	(60)	(10)	(470)	2,857
Increase (decrease) in net assets derived from				
principal transactions	(156)	(219)	(687)	2,451
Total increase (decrease) in net assets	43	(63)	(1,139)	3,108
Net assets at December 31, 2014	$ 2,323	$ 1,596	$ 1,836	$ 11,416

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	ING Total Return Bond Portfolio - Institutional Class	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class
Net assets at January 1, 2013	$ 35,828	$ 48,641	$ —	$ 16,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,081	1,438	—	104
Total realized gain (loss) on investments				
and capital gains distributions	676	161	—	374
Net unrealized appreciation (depreciation)				
of investments	(1,923)	(2,439)	6	1,080
Net increase (decrease) in net assets resulting from operations	(166)	(840)	6	1,558
Changes from principal transactions:				
Premiums	2,493	3,699	24	1,059
Surrenders and withdrawals	(1,406)	(2,701)	—	(475)
Cost of insurance and administrative charges	(2,119)	(2,909)	(4)	(814)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	1,056	(4,743)	155	(5,267)
Increase (decrease) in net assets derived from				
principal transactions	24	(6,654)	175	(5,497)
Total increase (decrease) in net assets	(142)	(7,494)	181	(3,939)
Net assets at December 31, 2013	35,686	41,147	181	12,475
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,107	1,382	—	135
Total realized gain (loss) on investments				
and capital gains distributions	959	(2,536)	1	(104)
Net unrealized appreciation (depreciation)				
of investments	648	1,760	8	(1,706)
Net increase (decrease) in net assets resulting from operations	3,714	606	9	(1,675)
Changes from principal transactions:				
Premiums	4,068	658	109	922
Surrenders and withdrawals	(2,539)	(4,489)	—	(400)
Cost of insurance and administrative charges	(3,445)	(618)	(21)	(787)
Benefit payments	(234)	—	—	—
Transfers between Divisions				
(including fixed account), net	34,403	(37,304)	94	(179)
Increase (decrease) in net assets derived from				
principal transactions	32,253	(41,753)	182	(444)
Total increase (decrease) in net assets	35,967	(41,147)	191	(2,119)
Net assets at December 31, 2014	$ 71,653	$ —	$ 372	$ 10,356

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Liquid Assets Portfolio - Initial Class
Net assets at January 1, 2013	$ 24,685	$ 162	$ 21,872	$ 46,173
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	14	110	(278)
Total realized gain (loss) on investments				
and capital gains distributions	2,106	98	(90)	6
Net unrealized appreciation (depreciation)				
of investments	5,177	512	48	—
Net increase (decrease) in net assets resulting from operations	7,268	624	68	(272)
Changes from principal transactions:				
Premiums	1,559	151	1,670	6,263
Surrenders and withdrawals	(1,183)	(157)	(1,455)	(12,629)
Cost of insurance and administrative charges	(1,451)	(108)	(1,199)	(6,462)
Benefit payments	(6)	—	—	(3,224)
Transfers between Divisions				
(including fixed account), net	(84)	5,417	370	3,295
Increase (decrease) in net assets derived from				
principal transactions	(1,165)	5,303	(614)	(12,757)
Total increase (decrease) in net assets	6,103	5,927	(546)	(13,029)
Net assets at December 31, 2013	30,788	6,089	21,326	33,144
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(42)	261	68	(241)
Total realized gain (loss) on investments				
and capital gains distributions	7,217	328	(120)	4
Net unrealized appreciation (depreciation)				
of investments	(2,568)	291	109	—
Net increase (decrease) in net assets resulting from operations	4,607	880	57	(237)
Changes from principal transactions:				
Premiums	2,110	878	1,550	6,944
Surrenders and withdrawals	(1,811)	(496)	(716)	(5,113)
Cost of insurance and administrative charges	(1,822)	(598)	(1,172)	(7,129)
Benefit payments	(20)	—	(115)	(9,590)
Transfers between Divisions				
(including fixed account), net	11,384	11,869	1,305	15,717
Increase (decrease) in net assets derived from				
principal transactions	9,841	11,653	852	829
Total increase (decrease) in net assets	14,448	12,533	909	592
Net assets at December 31, 2014	$ 45,236	$ 18,622	$ 22,235	$ 33,736

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Liquid Assets Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class
Net assets at January 1, 2013	$ 34,850	$ 1,113	$ 29,603	$ 14,603
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	6	661	396
Total realized gain (loss) on investments				
and capital gains distributions	5	67	1,131	567
Net unrealized appreciation (depreciation)				
of investments	—	266	3,705	1,390
Net increase (decrease) in net assets resulting from operations	5	339	5,497	2,353
Changes from principal transactions:				
Premiums	9,013	—	2,966	1,188
Surrenders and withdrawals	(16,541)	—	(1,718)	(725)
Cost of insurance and administrative charges	(2,967)	—	(1,854)	(836)
Benefit payments	(868)	—	—	—
Transfers between Divisions				
(including fixed account), net	8,021	29	(455)	608
Increase (decrease) in net assets derived from				
principal transactions	(3,342)	29	(1,061)	235
Total increase (decrease) in net assets	(3,337)	368	4,436	2,588
Net assets at December 31, 2013	31,513	1,481	34,039	17,191
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	20	609	307
Total realized gain (loss) on investments				
and capital gains distributions	4	197	1,458	884
Net unrealized appreciation (depreciation)				
of investments	—	100	(282)	(198)
Net increase (decrease) in net assets resulting from operations	4	317	1,785	993
Changes from principal transactions:				
Premiums	6,011	—	2,691	1,121
Surrenders and withdrawals	(5,222)	—	(2,020)	(1,248)
Cost of insurance and administrative charges	(2,894)	—	(1,720)	(742)
Benefit payments	(7,616)	—	(58)	—
Transfers between Divisions				
(including fixed account), net	7,134	898	(2,274)	(827)
Increase (decrease) in net assets derived from				
principal transactions	(2,587)	898	(3,381)	(1,696)
Total increase (decrease) in net assets	(2,583)	1,215	(1,596)	(703)
Net assets at December 31, 2014	$ 28,930	$ 2,696	$ 32,443	$ 16,488

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Bond Index Portfolio - Class I	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Health Sciences Opportunities Portfolio - Institutional Class
Net assets at January 1, 2013	$ 9,467	$ 4,372	$ 128,974	$ 3,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	258	63	1,960	(4)
Total realized gain (loss) on investments				
and capital gains distributions	470	6	6,107	754
Net unrealized appreciation (depreciation)				
of investments	181	(189)	30,727	1,187
Net increase (decrease) in net assets resulting from operations	909	(120)	38,794	1,937
Changes from principal transactions:				
Premiums	574	395	4,991	—
Surrenders and withdrawals	(342)	(71)	(5,129)	—
Cost of insurance and administrative charges	(664)	(474)	(6,116)	—
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(226)	(288)	(3,528)	1,547
Increase (decrease) in net assets derived from				
principal transactions	(658)	(438)	(9,782)	1,547
Total increase (decrease) in net assets	251	(558)	29,012	3,484
Net assets at December 31, 2013	9,718	3,814	157,986	6,950
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	271	63	2,051	30
Total realized gain (loss) on investments				
and capital gains distributions	311	(45)	19,075	2,071
Net unrealized appreciation (depreciation)				
of investments	(66)	184	(1,938)	(1,406)
Net increase (decrease) in net assets resulting from operations	516	202	19,188	695
Changes from principal transactions:				
Premiums	481	447	5,096	—
Surrenders and withdrawals	(566)	(46)	(5,756)	—
Cost of insurance and administrative charges	(341)	(449)	(6,291)	—
Benefit payments	—	—	(1)	—
Transfers between Divisions				
(including fixed account), net	(184)	110	(4,949)	(7,645)
Increase (decrease) in net assets derived from				
principal transactions	(610)	62	(11,901)	(7,645)
Total increase (decrease) in net assets	(94)	264	7,287	(6,950)
Net assets at December 31, 2014	$ 9,624	$ 4,078	$ 165,273	$ —

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® BlackRock Large Cap Growth Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® DFA World Equity Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2013	$ 1,569	$ 11,706	$ 1,441	$ 18,771
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	546	31	3
Total realized gain (loss) on investments				
and capital gains distributions	192	831	139	3,106
Net unrealized appreciation (depreciation)				
of investments	316	(990)	223	3,132
Net increase (decrease) in net assets resulting from operations	529	387	393	6,241
Changes from principal transactions:				
Premiums	—	526	278	1,068
Surrenders and withdrawals	—	(543)	(100)	(638)
Cost of insurance and administrative charges	—	(509)	(211)	(834)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	488	(623)	258	(7,864)
Increase (decrease) in net assets derived from				
principal transactions	488	(1,149)	225	(8,268)
Total increase (decrease) in net assets	1,017	(762)	618	(2,027)
Net assets at December 31, 2013	2,586	10,944	2,059	16,744
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	88	43	(9)
Total realized gain (loss) on investments				
and capital gains distributions	453	334	117	4,910
Net unrealized appreciation (depreciation)				
of investments	(322)	982	(172)	(3,944)
Net increase (decrease) in net assets resulting from operations	150	1,404	(12)	957
Changes from principal transactions:				
Premiums	—	555	310	1,021
Surrenders and withdrawals	—	(706)	(109)	(698)
Cost of insurance and administrative charges	—	(534)	(253)	(779)
Benefit payments	—	—	—	(1)
Transfers between Divisions				
(including fixed account), net	(2,736)	147	547	(1,101)
Increase (decrease) in net assets derived from				
principal transactions	(2,736)	(538)	495	(1,558)
Total increase (decrease) in net assets	(2,586)	866	483	(601)
Net assets at December 31, 2014	$ —	$ 11,810	$ 2,542	$ 16,143

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2013	$ 942	$ 9,472	$ 31,544	$ 24,029
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	126	231	92
Total realized gain (loss) on investments				
and capital gains distributions	91	756	1,738	2,598
Net unrealized appreciation (depreciation)				
of investments	128	2,382	(3,808)	6,331
Net increase (decrease) in net assets resulting from operations	247	3,264	(1,839)	9,021
Changes from principal transactions:				
Premiums	140	798	2,039	1,264
Surrenders and withdrawals	(55)	(362)	(1,503)	(1,537)
Cost of insurance and administrative charges	(84)	(432)	(1,267)	(1,252)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	130	56	3,008	99
Increase (decrease) in net assets derived from				
principal transactions	131	60	2,277	(1,426)
Total increase (decrease) in net assets	378	3,324	438	7,595
Net assets at December 31, 2013	1,320	12,796	31,982	31,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	93	208	(9)
Total realized gain (loss) on investments				
and capital gains distributions	76	2,347	1,918	5,347
Net unrealized appreciation (depreciation)				
of investments	(52)	(1,452)	(2,287)	(2,991)
Net increase (decrease) in net assets resulting from operations	59	988	(161)	2,347
Changes from principal transactions:				
Premiums	178	668	2,079	1,284
Surrenders and withdrawals	(81)	(527)	(946)	(1,024)
Cost of insurance and administrative charges	(114)	(376)	(1,163)	(1,213)
Benefit payments	—	—	—	(1)
Transfers between Divisions				
(including fixed account), net	515	(2,238)	(4,492)	(2,016)
Increase (decrease) in net assets derived from				
principal transactions	498	(2,473)	(4,522)	(2,970)
Total increase (decrease) in net assets	557	(1,485)	(4,683)	(623)
Net assets at December 31, 2014	$ 1,877	$ 11,311	$ 27,299	$ 31,001

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Marsico Growth Portfolio - Institutional Class	VY® MFS Total Return Portfolio - Institutional Class	VY® MFS Utilities Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Net assets at January 1, 2013	$ 7,380	$ 5,324	$ 9,832	$ 55,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	57	130	144	637
Total realized gain (loss) on investments				
and capital gains distributions	599	179	732	4,853
Net unrealized appreciation (depreciation)				
of investments	1,668	707	875	6,617
Net increase (decrease) in net assets resulting from operations	2,324	1,016	1,751	12,107
Changes from principal transactions:				
Premiums	411	775	710	5,463
Surrenders and withdrawals	(701)	(218)	(384)	(2,354)
Cost of insurance and administrative charges	(474)	(405)	(567)	(4,112)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1,135)	(39)	(1,689)	(139)
Increase (decrease) in net assets derived from				
principal transactions	(1,899)	113	(1,930)	(1,142)
Total increase (decrease) in net assets	425	1,129	(179)	10,965
Net assets at December 31, 2013	7,805	6,453	9,653	66,527
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	224	215	877
Total realized gain (loss) on investments				
and capital gains distributions	2,339	1,320	3,186	8,162
Net unrealized appreciation (depreciation)				
of investments	(2,013)	(1,180)	(1,835)	(1,081)
Net increase (decrease) in net assets resulting from operations	322	364	1,566	7,958
Changes from principal transactions:				
Premiums	196	397	329	5,813
Surrenders and withdrawals	(100)	(117)	(170)	(3,899)
Cost of insurance and administrative charges	(242)	(225)	(307)	(4,423)
Benefit payments	—	—	—	(27)
Transfers between Divisions				
(including fixed account), net	(7,981)	(6,872)	(11,071)	1,216
Increase (decrease) in net assets derived from				
principal transactions	(8,127)	(6,817)	(11,219)	(1,320)
Total increase (decrease) in net assets	(7,805)	(6,453)	(9,653)	6,638
Net assets at December 31, 2014	$ —	$ —	$ —	$ 73,165

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2013	$ 26,310	$ 8,463	$ 9,371	$ 18,884
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	418	87	272	246
Total realized gain (loss) on investments				
and capital gains distributions	2,577	260	31	668
Net unrealized appreciation (depreciation)				
of investments	4,560	807	(485)	(1,815)
Net increase (decrease) in net assets resulting from operations	7,555	1,154	(182)	(901)
Changes from principal transactions:				
Premiums	1,285	—	—	1,311
Surrenders and withdrawals	(1,930)	—	(402)	(846)
Cost of insurance and administrative charges	(1,295)	—	(287)	(865)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(973)	(551)	(520)	(707)
Increase (decrease) in net assets derived from				
principal transactions	(2,913)	(551)	(1,209)	(1,107)
Total increase (decrease) in net assets	4,642	603	(1,391)	(2,008)
Net assets at December 31, 2013	30,952	9,066	7,980	16,876
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	542	93	130	21
Total realized gain (loss) on investments				
and capital gains distributions	3,791	185	(44)	(41)
Net unrealized appreciation (depreciation)				
of investments	(1,986)	(377)	287	(18)
Net increase (decrease) in net assets resulting from operations	2,347	(99)	373	(38)
Changes from principal transactions:				
Premiums	1,485	—	—	1,205
Surrenders and withdrawals	(791)	—	(1,131)	(759)
Cost of insurance and administrative charges	(1,258)	—	(240)	(710)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1,135)	348	(297)	(501)
Increase (decrease) in net assets derived from				
principal transactions	(1,699)	348	(1,668)	(765)
Total increase (decrease) in net assets	648	249	(1,295)	(803)
Net assets at December 31, 2014	$ 31,600	$ 9,315	$ 6,685	$ 16,073

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Initial Class
Net assets at January 1, 2013	$ 131	$ 11,798	$ 6,605	$ 6,479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	177	47	65
Total realized gain (loss) on investments				
and capital gains distributions	19	1,812	1,072	829
Net unrealized appreciation (depreciation)				
of investments	9	2,911	1,508	1,396
Net increase (decrease) in net assets resulting from operations	29	4,900	2,627	2,290
Changes from principal transactions:				
Premiums	—	865	410	495
Surrenders and withdrawals	(29)	(1,965)	(701)	(512)
Cost of insurance and administrative charges	(6)	(626)	(396)	(430)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(34)	2,162	618	1,025
Increase (decrease) in net assets derived from				
principal transactions	(69)	436	(69)	578
Total increase (decrease) in net assets	(40)	5,336	2,558	2,868
Net assets at December 31, 2013	91	17,134	9,163	9,347
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(12)	5	160
Total realized gain (loss) on investments				
and capital gains distributions	19	1,465	910	1,392
Net unrealized appreciation (depreciation)				
of investments	(10)	(950)	(575)	(783)
Net increase (decrease) in net assets resulting from operations	10	503	340	769
Changes from principal transactions:				
Premiums	—	830	401	497
Surrenders and withdrawals	(7)	(617)	(259)	(440)
Cost of insurance and administrative charges	(5)	(550)	(411)	(423)
Benefit payments	—	(1)	—	—
Transfers between Divisions				
(including fixed account), net	(6)	(2,235)	(312)	(983)
Increase (decrease) in net assets derived from				
principal transactions	(18)	(2,573)	(581)	(1,349)
Total increase (decrease) in net assets	(8)	(2,070)	(241)	(580)
Net assets at December 31, 2014	$ 83	$ 15,064	$ 8,922	$ 8,767

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2013	$ 1,497	$ 12,975	$ 18,504	$ 29,740
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	31	115	103	1,297
Total realized gain (loss) on investments				
and capital gains distributions	146	2,011	2,892	1,197
Net unrealized appreciation (depreciation)				
of investments	286	2,481	(213)	818
Net increase (decrease) in net assets resulting from operations	463	4,607	2,782	3,312
Changes from principal transactions:				
Premiums	176	1,152	798	1,460
Surrenders and withdrawals	(46)	(2,058)	(308)	(1,016)
Cost of insurance and administrative charges	(112)	(852)	(477)	(1,535)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	912	7,373	(8,063)	(3,225)
Increase (decrease) in net assets derived from				
principal transactions	930	5,615	(8,050)	(4,316)
Total increase (decrease) in net assets	1,393	10,222	(5,268)	(1,004)
Net assets at December 31, 2013	2,890	23,197	13,236	28,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	133	143	93	1,166
Total realized gain (loss) on investments				
and capital gains distributions	503	3,348	1,593	1,497
Net unrealized appreciation (depreciation)				
of investments	(253)	(374)	(1,465)	(2,498)
Net increase (decrease) in net assets resulting from operations	383	3,117	221	165
Changes from principal transactions:				
Premiums	536	134	831	1,248
Surrenders and withdrawals	(206)	(1,068)	(748)	(514)
Cost of insurance and administrative charges	(361)	(780)	(440)	(1,402)
Benefit payments	—	(1)	(6)	—
Transfers between Divisions				
(including fixed account), net	6,413	(2,757)	(3,577)	(4,499)
Increase (decrease) in net assets derived from				
principal transactions	6,382	(4,472)	(3,940)	(5,167)
Total increase (decrease) in net assets	6,765	(1,355)	(3,719)	(5,002)
Net assets at December 31, 2014	$ 9,655	$ 21,842	$ 9,517	$ 23,734

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2013	$ 29,026	$ 12,220	$ 97	$ 321
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(74)	149	1	5
Total realized gain (loss) on investments				
and capital gains distributions	2,329	522	(1)	(3)
Net unrealized appreciation (depreciation)				
of investments	7,325	1,744	10	66
Net increase (decrease) in net assets resulting from operations	9,580	2,415	10	68
Changes from principal transactions:				
Premiums	1,394	808	—	—
Surrenders and withdrawals	(1,979)	(1,921)	(5)	—
Cost of insurance and administrative charges	(1,578)	(674)	(3)	(14)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	66	1,160	1	(10)
Increase (decrease) in net assets derived from				
principal transactions	(2,097)	(627)	(7)	(24)
Total increase (decrease) in net assets	7,483	1,788	3	44
Net assets at December 31, 2013	36,509	14,008	100	365
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(86)	273	2	6
Total realized gain (loss) on investments				
and capital gains distributions	6,137	496	—	2
Net unrealized appreciation (depreciation)				
of investments	(2,220)	(1,717)	4	13
Net increase (decrease) in net assets resulting from operations	3,831	(948)	6	21
Changes from principal transactions:				
Premiums	1,242	808	—	—
Surrenders and withdrawals	(1,190)	(580)	—	(11)
Cost of insurance and administrative charges	(1,563)	(637)	(3)	(15)
Benefit payments	(9)	(2)	—	—
Transfers between Divisions				
(including fixed account), net	(2,059)	(63)	—	(52)
Increase (decrease) in net assets derived from				
principal transactions	(3,579)	(474)	(3)	(78)
Total increase (decrease) in net assets	252	(1,422)	3	(57)
Net assets at December 31, 2014	$ 36,761	$ 12,586	$ 103	$ 308

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2013	$ 1,276	$ 5,516	$ 13,703	$ 8,561
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	96	205	87
Total realized gain (loss) on investments				
and capital gains distributions	(32)	1,137	137	743
Net unrealized appreciation (depreciation)				
of investments	205	1,081	4,006	1,958
Net increase (decrease) in net assets resulting from operations	200	2,314	4,348	2,788
Changes from principal transactions:				
Premiums	—	272	863	581
Surrenders and withdrawals	(52)	(86)	(511)	(619)
Cost of insurance and administrative charges	(92)	(374)	(495)	(562)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	11	1,937	(307)	(640)
Increase (decrease) in net assets derived from				
principal transactions	(133)	1,749	(450)	(1,240)
Total increase (decrease) in net assets	67	4,063	3,898	1,548
Net assets at December 31, 2013	1,343	9,579	17,601	10,109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	160	173	57
Total realized gain (loss) on investments				
and capital gains distributions	(13)	1,744	975	1,528
Net unrealized appreciation (depreciation)				
of investments	68	(922)	1,060	(606)
Net increase (decrease) in net assets resulting from operations	85	982	2,208	979
Changes from principal transactions:				
Premiums	—	272	410	695
Surrenders and withdrawals	(7)	(1,028)	(1,402)	(1,263)
Cost of insurance and administrative charges	(98)	(371)	(534)	(558)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	6	(147)	(838)	549
Increase (decrease) in net assets derived from				
principal transactions	(99)	(1,274)	(2,364)	(577)
Total increase (decrease) in net assets	(14)	(292)	(156)	402
Net assets at December 31, 2014	$ 1,329	$ 9,287	$ 17,445	$ 10,511

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2013	$ 8,753	$ 17,440	$ 34,394	$ 1,836
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	274	313	30
Total realized gain (loss) on investments				
and capital gains distributions	742	836	2,475	154
Net unrealized appreciation (depreciation)				
of investments	2,883	2,394	7,144	489
Net increase (decrease) in net assets resulting from operations	3,694	3,504	9,932	673
Changes from principal transactions:				
Premiums	342	819	2,250	290
Surrenders and withdrawals	(254)	(1,247)	(2,286)	(179)
Cost of insurance and administrative charges	(460)	(981)	(2,490)	(149)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	292	4,730	(2,149)	1,168
Increase (decrease) in net assets derived from				
principal transactions	(80)	3,321	(4,675)	1,130
Total increase (decrease) in net assets	3,614	6,825	5,257	1,803
Net assets at December 31, 2013	12,367	24,265	39,651	3,639
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	38	(4)	290	56
Total realized gain (loss) on investments				
and capital gains distributions	2,219	1,505	2,830	160
Net unrealized appreciation (depreciation)				
of investments	(1,771)	(2,966)	1,602	282
Net increase (decrease) in net assets resulting from operations	486	(1,465)	4,722	498
Changes from principal transactions:				
Premiums	306	1,021	2,236	225
Surrenders and withdrawals	(1,738)	(973)	(2,241)	(63)
Cost of insurance and administrative charges	(426)	(1,024)	(2,324)	(239)
Benefit payments	—	—	(3)	—
Transfers between Divisions				
(including fixed account), net	(1,902)	(502)	(999)	1,156
Increase (decrease) in net assets derived from				
principal transactions	(3,760)	(1,478)	(3,331)	1,079
Total increase (decrease) in net assets	(3,274)	(2,943)	1,391	1,577
Net assets at December 31, 2014	$ 9,093	$ 21,322	$ 41,042	$ 5,216

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S
Net assets at January 1, 2013	$ 5,839	$ 2,212	$ 2,345	$ 9,129
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	65	13	20	(20)
Total realized gain (loss) on investments				
and capital gains distributions	581	391	257	1,383
Net unrealized appreciation (depreciation)				
of investments	888	363	483	1,807
Net increase (decrease) in net assets resulting from operations	1,534	767	760	3,170
Changes from principal transactions:				
Premiums	278	264	106	500
Surrenders and withdrawals	(349)	(135)	(83)	(356)
Cost of insurance and administrative charges	(291)	(155)	(108)	(475)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1,255)	73	(141)	(970)
Increase (decrease) in net assets derived from				
principal transactions	(1,617)	47	(226)	(1,301)
Total increase (decrease) in net assets	(83)	814	534	1,869
Net assets at December 31, 2013	5,756	3,026	2,879	10,998
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	—	26	(42)
Total realized gain (loss) on investments				
and capital gains distributions	572	369	557	1,642
Net unrealized appreciation (depreciation)				
of investments	46	(25)	(471)	(1,010)
Net increase (decrease) in net assets resulting from operations	687	344	112	590
Changes from principal transactions:				
Premiums	293	248	190	475
Surrenders and withdrawals	(536)	(67)	(78)	(595)
Cost of insurance and administrative charges	(285)	(161)	(123)	(444)
Benefit payments	(1)	—	—	—
Transfers between Divisions				
(including fixed account), net	462	651	7	(332)
Increase (decrease) in net assets derived from				
principal transactions	(67)	671	(4)	(896)
Total increase (decrease) in net assets	620	1,015	108	(306)
Net assets at December 31, 2014	$ 6,376	$ 4,041	$ 2,987	$ 10,692

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2013	$ 2,392	$ 5,696
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(5)	(29)
Total realized gain (loss) on investments and capital gains distributions	168	536
Net unrealized appreciation (depreciation) of investments	539	1,683
Net increase (decrease) in net assets resulting from operations	702	2,190
Changes from principal transactions:		
Premiums	—	302
Surrenders and withdrawals	(141)	(125)
Cost of insurance and administrative charges	(93)	(261)
Benefit payments	—	—
Transfers between Divisions (including fixed account), net	(98)	205
Increase (decrease) in net assets derived from principal transactions	(332)	121
Total increase (decrease) in net assets	370	2,311
Net assets at December 31, 2013	2,762	8,007
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	4	(32)
Total realized gain (loss) on investments and capital gains distributions	481	1,103
Net unrealized appreciation (depreciation) of investments	(264)	(702)
Net increase (decrease) in net assets resulting from operations	221	369
Changes from principal transactions:		
Premiums	—	279
Surrenders and withdrawals	(65)	(403)
Cost of insurance and administrative charges	(84)	(236)
Benefit payments	—	—
Transfers between Divisions (including fixed account), net	(34)	(114)
Increase (decrease) in net assets derived from principal transactions	(183)	(474)
Total increase (decrease) in net assets	38	(105)
Net assets at December 31, 2014	$ 2,800	$ 7,902

The accompanying notes are an integral part of these financial statements.

1. Organization

Security Life of Denver Insurance Company Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering (the "March 2014 Offering"). Also on March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On September 8, 2014, ING completed a sale of 22,277,993 shares of common stock of Voya Financial in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,722,007 shares of its common stock from ING (the "September 2014 Direct Share Repurchase") (the September 2014 Offering and the September 2014 Direct Share Repurchase collectively, the "September 2014 Transactions"). Upon completion of September 2014 Transactions, ING's ownership of Voya Financial was reduced to 32.5%.

On November 18, 2014, ING completed a sale of 30,030,013 shares of common stock of Voya Financial in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 4,469,987 shares of its common stock from ING (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING's ownership of Voya Financial was reduced to 19%.

On March 9, 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya Financial common stock. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries, by the end of 2016.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, Voya Corporate Advantage Variable Universal Life, Voya Corporate Variable Universal Life, Voya VUL-CV, Voya VUL-ECV, Voya SVUL-CV, and Voya VUL-DB policies (collectively, "Policies") offered by the Company. The Account also includes Strategic Advantage, which is discontinued.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. ReliaStar Life provides for variable accumulation and benefits under the Policies by crediting premiums to one or more divisions within the Account or the SLD fixed account (an investment option in the Company's general account), as directed by the policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2014, the Account had 67 investment divisions (the "Divisions"), 14 of which invest in independently managed mutual funds and 53 of which invest in a mutual funds managed by an affiliate, either Directed Services LLC ("DSL") or Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts"). All "ING" branded Trusts and Funds, excluding the "ING" branded Funds listed in the closed Division table, were rebranded with "Voya" or "VY" as of May 1, 2014.

Investment Divisions with asset balances at December 31, 2014, and related Trusts are as follows:

AIM Variable Insurance Funds:
Invesco V.I. Core Equity Fund - Series I Shares

American Funds Insurance Series®:
American Funds Insurance Series® Growth Fund - Class 2
American Funds Insurance Series® Growth-Income Fund - Class 2
American Funds Insurance Series® International Fund - Class 2

BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III Shares

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Service Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Service Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

M Fund, Inc.:
M Capital Appreciation Fund
M International Equity Fund
M Large Cap Growth Fund
M Large Cap Value Fund

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Socially Responsive Portfolio - I Class

Van Eck VIP Trust:
Van Eck VIP Global Hard Assets Fund - Initial Class Shares

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:
Voya Global Perspectives Portfolio - Class I
Voya Global Resources Portfolio - Institutional Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Limited Maturity Bond Portfolio - Service Class
Voya Liquid Assets Portfolio - Initial Class
Voya Liquid Assets Portfolio - Service Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Voya Retirement Growth Portfolio - Institutional Class
Voya Retirement Moderate Growth Portfolio - Institutional Class
Voya Retirement Moderate Portfolio - Institutional Class
Voya U.S. Stock Index Portfolio - Institutional Class
VY® Clarion Global Real Estate Portfolio - Service Class
VY® DFA World Equity Portfolio - Institutional Class
VY® FMR Diversified Mid Cap Portfolio - Institutional Class

Voya Investors Trust (continued):
VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
VY® T. Rowe Price Equity Income Portfolio - Institutional Class
VY® T. Rowe Price International Stock Portfolio - Institutional Class

Voya Partners, Inc.:
Voya Aggregate Bond Portfolio - Initial Class
Voya Global Bond Portfolio - Service Class
VY® American Century Small-Mid Cap Value Portfolio - Initial Class
VY® Baron Growth Portfolio - Initial Class
VY® Columbia Small Cap Value II Portfolio - Initial Class
VY® Invesco Comstock Portfolio - Initial Class
VY® Invesco Equity and Income Portfolio - Initial Class
VY® JPMorgan Mid Cap Value Portfolio - Initial Class
VY® Oppenheimer Global Portfolio - Initial Class
VY® Pioneer High Yield Portfolio - Initial Class
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:
Voya Strategic Allocation Conservative Portfolio - Class I
Voya Strategic Allocation Growth Portfolio - Class I
Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:
Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:
Voya Index Plus LargeCap Portfolio - Class I
Voya Index Plus MidCap Portfolio - Class I
Voya Index Plus SmallCap Portfolio - Class I
Voya International Index Portfolio - Class S
Voya Russell™ Large Cap Growth Index Portfolio - Class I
Voya Russell™ Large Cap Index Portfolio - Class I
Voya Russell™ Large Cap Value Index Portfolio - Class I
Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Voya Russell™ Small Cap Index Portfolio - Class I

Voya Variable Portfolios, Inc. (continued):
Voya Small Company Portfolio - Class S
Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:
Voya MidCap Opportunities Portfolio - Class I
Voya SmallCap Opportunities Portfolio - Class I

The names of certain Divisions were changed during 2014. The following is a summary of current and former names for those Divisions excluding any name changes associated with rebranding from the "ING" brand to the new Voya brand:

Current Name	Former Name
Voya Investors Trust:	**ING Investors Trust:**
ING Total Return Bond Portfolio - Institutional Class	ING PIMCO Total Return Bond Portfolio - Institutional Class
Voya Partners, Inc.:	**ING Partners, Inc.:**
Voya Aggregate Bond Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Initial Class

During 2014, the following Divisions were closed to policyholders:

Fidelity® Variable Insurance Products V:
Fidelity® VIP Money Market Portfolio - Initial Class

Voya Investors Trust:
ING Total Return Bond Portfolio - Institutional Class

VY® BlackRock Health Sciences Opportunities Portfolio - Institutional Class

VY® BlackRock Large Cap Growth Portfolio - Institutional Class

VY® Marsico Growth Portfolio - Institutional Class

VY® MFS Total Return Portfolio - Institutional Class

VY® MFS Utilities Portfolio - Service Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to policyholders. Accordingly, earnings and realized capital gains of the Account attributable to the policyholders are excluded in the determination of the federal income tax liability of SLD, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Policyholder Reserves

Policyholder reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the policyholders invested in the Account Divisions. To the extent that benefits to be paid to the policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to policyholder activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) SLD related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by SLD).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2014 and for the years ended December 31, 2014 and 2013, were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2014 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2014. The Account had no financial liabilities as of December 31, 2014.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Policies, certain charges and fees are incurred by the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges and fees:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 3.00% to 15.00% of each premium payment as defined in the Policies. These charges are assessed through the redemption of units.

Mortality and Expense Risk Charges

For FirstLine, FirstLine II, Strategic Advantage, Variable Survivorship, Estate Designer, and Strategic Investor Policies (collectively, Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies. These charges are assessed through a reduction in unit values.

Other Policy Charges

For the Corporate Benefits, Asset Portfolio Manager, Asset Accumulator, Voya Corporate, Voya VUL-CV, Voya VUL-ECV, Voya SVUL-CV, and Voya VUL-DB Policies (collectively, Class B Policies) and Voya Corporate Advantage, charges result in the redemption of units rather than a deduction in the daily computation of unit values.

- For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the policyholder account value, is charged.
- For Voya Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% to 0.35% of the policyholder account value, is charged.
- For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.25% to 0.45% of the policyholder account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.
- For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the policyholder account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.
- For Voya Corporate Policies, a monthly deduction is charged to the policyholder account value at an annual rate ranging from 0.55% to 0.60% for policy years 1 through 10, 0.35% to 0.60% for policy years 11 through 20, and 0.20% to 0.60% for policy years after year 20.
- For Voya VUL-CV and Voya SVUL-CV Policies, a monthly deduction, at an annual rate up to 0.30% of the policyholder account value, is charged.
- For Voya VUL-ECV Policies, a monthly deduction is charged to the policyholder account value at an annual rate of 0.45% for policy years 1 through 10 and 0.05% for policy years after 10.
- For Voya VUL-DB Policies, a monthly deduction, at an annual rate up to 0.40% of the policyholder account value, is charged.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies. The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies. These charges are assessed through the redemption of units.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies. These charges are assessed through the redemption of units.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements. These charges are assessed through the redemption of units.

Fees Waived by SLD

Certain charges and fees for various types of Contracts may be waived by SLD. SLD reserves the right to discontinue these waivers at its discretion or to conform with the changes in the law.

5. Related Party Transactions

During the year ended December 31, 2014, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment advisor to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreement provides for fees at annual rates ranging from 0.10% to 0.75% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2014 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Core Equity Fund - Series I Shares	$ 90	$ 869
American Funds Insurance Series®:		
American Funds Insurance Series® Growth Fund - Class 2	8,252	8,017
American Funds Insurance Series® Growth-Income Fund - Class 2	4,680	2,921
American Funds Insurance Series® International Fund - Class 2	6,694	6,437
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III Shares	4,822	2,167
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class	2,630	1,510
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class	6,547	3,976
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	6	13
Fidelity® VIP Money Market Portfolio - Initial Class	287	287
M Fund, Inc.:		
M Capital Appreciation Fund	1,064	1,897
M International Equity Fund	1,103	3,473
M Large Cap Growth Fund	657	372
M Large Cap Value Fund	415	308
Neuberger Berman Advisers Management Trust:		
Neuberger Berman AMT Socially Responsive Portfolio - I Class	203	421
Van Eck VIP Trust:		
Van Eck VIP Global Hard Assets Fund - Initial Class Shares	3	703
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	3,924	1,348
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	44,385	10,025
Voya Investors Trust:		
ING Total Return Bond Portfolio - Institutional Class	3,577	42,971
Voya Global Perspectives Portfolio - Class I	193	11
Voya Global Resources Portfolio - Institutional Class	3,851	4,160
Voya Large Cap Growth Portfolio - Institutional Class	20,382	8,424
Voya Large Cap Value Portfolio - Institutional Class	13,685	1,651
Voya Limited Maturity Bond Portfolio - Service Class	5,878	4,959
Voya Liquid Assets Portfolio - Initial Class	26,059	25,467
Voya Liquid Assets Portfolio - Service Class	20,163	22,746
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,264	228
Voya Retirement Growth Portfolio - Institutional Class	1,863	4,634
Voya Retirement Moderate Growth Portfolio - Institutional Class	1,601	2,990
Voya Retirement Moderate Portfolio - Institutional Class	1,713	2,051
Voya U.S. Stock Index Portfolio - Institutional Class	28,399	22,864
VY® BlackRock Health Sciences Opportunities Portfolio - Institutional Class	3,192	8,501
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	1,211	3,506

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® Clarion Global Real Estate Portfolio - Service Class	$ 2,006	$ 2,456
VY® DFA World Equity Portfolio - Institutional Class	1,119	581
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	5,197	4,059
VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	864	332
VY® Invesco Growth and Income Portfolio - Service Class	1,951	3,655
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	7,113	8,712
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	5,003	5,600
VY® Marsico Growth Portfolio - Institutional Class	2,458	8,390
VY® MFS Total Return Portfolio - Institutional Class	2,057	7,780
VY® MFS Utilities Portfolio - Service Class	5,575	13,154
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	13,455	8,061
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	5,175	4,137
VY® T. Rowe Price International Stock Portfolio - Institutional Class	1,215	775
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Initial Class	904	2,436
Voya Global Bond Portfolio - Service Class	1,743	2,487
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	14	18
VY® Baron Growth Portfolio - Initial Class	1,635	3,997
VY® Columbia Small Cap Value II Portfolio - Initial Class	1,699	2,275
VY® Invesco Comstock Portfolio - Initial Class	2,034	3,223
VY® Invesco Equity and Income Portfolio - Initial Class	7,663	893
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	2,441	5,425
VY® Oppenheimer Global Portfolio - Initial Class	1,118	4,806
VY® Pioneer High Yield Portfolio - Initial Class	9,296	13,296
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,803	6,091
VY® Templeton Foreign Equity Portfolio - Initial Class	1,732	1,934
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	3	4
Voya Strategic Allocation Growth Portfolio - Class I	7	79
Voya Strategic Allocation Moderate Portfolio - Class I	40	110
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class I	2,383	2,483
Voya Variable Portfolios, Inc.:		
Voya Index Plus LargeCap Portfolio - Class I	2,130	4,321
Voya Index Plus MidCap Portfolio - Class I	3,744	3,785
Voya Index Plus SmallCap Portfolio - Class I	1,422	5,145
Voya International Index Portfolio - Class S	4,766	6,248
Voya Russell™ Large Cap Growth Index Portfolio - Class I	2,425	5,467
Voya Russell™ Large Cap Index Portfolio - Class I	1,575	440
Voya Russell™ Large Cap Value Index Portfolio - Class I	1,646	1,553
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	1,908	1,236
Voya Russell™ Small Cap Index Portfolio - Class I	2,144	1,884
Voya Small Company Portfolio - Class S	1,548	1,313
Voya U.S. Bond Index Portfolio - Class I	1,195	1,071
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	417	191
Voya SmallCap Opportunities Portfolio - Class I	2,151	1,994

7. Changes in Units

The changes in units outstanding were as follows:

		Year ended December 31				
		2014			2013	
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. Core Equity Fund - Series I Shares	2,429	50,063	(47,634)	2,666	70,265	(67,599)
American Funds Insurance Series®:						
American Funds Insurance Series® Growth Fund - Class 2	296,252	391,996	(95,744)	235,332	398,482	(163,150)
American Funds Insurance Series® Growth-Income Fund - Class 2	184,212	190,181	(5,969)	193,198	265,344	(72,146)
American Funds Insurance Series® International Fund - Class 2	255,631	264,670	(9,039)	338,599	428,512	(89,913)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III Shares	318,269	253,672	64,597	345,618	421,265	(75,647)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	138,837	97,007	41,830	48,870	125,583	(76,713)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	324,075	245,029	79,046	219,065	424,816	(205,751)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	74	752	(678)	76	2,586	(2,510)
Fidelity® VIP Money Market Portfolio - Initial Class	16,660	16,660	—	—	—	—
M Fund, Inc.:						
M Capital Appreciation Fund	8,870	62,828	(53,958)	109,086	62,881	46,205
M International Equity Fund	52,606	184,893	(132,287)	151,387	198,329	(46,942)
M Large Cap Growth Fund	7,786	20,790	(13,004)	45,061	91,695	(46,634)
M Large Cap Value Fund	9,730	17,663	(7,933)	25,825	39,322	(13,497)
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio - I Class	11,613	22,759	(11,146)	29,770	42,728	(12,958)
Van Eck VIP Trust:						
Van Eck VIP Global Hard Assets Fund - Initial Class Shares	241	15,833	(15,592)	324	22,298	(21,974)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	300,445	124,740	175,705	110,395	164,237	(53,842)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	2,612,834	788,736	1,824,098	423,164	420,358	2,806

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust:						
ING Total Return Bond Portfolio - Institutional Class	—	3,015,383	(3,015,383)	609,315	1,093,240	(483,925)
Voya Global Perspectives Portfolio - Class I	19,210	2,511	16,699	18,264	1,132	17,132
Voya Global Resources Portfolio - Institutional Class	135,415	156,836	(21,421)	87,123	278,056	(190,933)
Voya Large Cap Growth Portfolio - Institutional Class	777,965	415,263	362,702	195,652	252,207	(56,555)
Voya Large Cap Value Portfolio - Institutional Class	857,594	138,885	718,709	521,726	133,672	388,054
Voya Limited Maturity Bond Portfolio - Service Class	513,761	442,559	71,202	366,883	416,582	(49,699)
Voya Liquid Assets Portfolio - Initial Class	2,980,956	2,904,663	76,293	2,600,291	3,750,359	(1,150,068)
Voya Liquid Assets Portfolio - Service Class	1,935,591	2,127,729	(192,138)	2,658,743	2,906,813	(248,070)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	63,615	13,971	49,644	15,977	13,907	2,070
Voya Retirement Growth Portfolio - Institutional Class	210,195	445,110	(234,915)	412,573	496,962	(84,389)
Voya Retirement Moderate Growth Portfolio - Institutional Class	132,789	247,206	(114,417)	312,225	292,269	19,956
Voya Retirement Moderate Portfolio - Institutional Class	117,346	160,434	(43,088)	180,638	230,732	(50,094)
Voya U.S. Stock Index Portfolio - Institutional Class	846,334	1,455,119	(608,785)	736,763	1,336,884	(600,121)
VY® BlackRock Health Sciences Opportunities Portfolio - Institutional Class	—	313,320	(313,320)	191,555	102,819	88,736
VY® BlackRock Large Cap Growth Portfolio - Institutional Class	—	144,037	(144,037)	133,045	103,833	29,212
VY® Clarion Global Real Estate Portfolio - Service Class	219,424	269,776	(50,352)	282,300	389,284	(106,984)
VY® DFA World Equity Portfolio - Institutional Class	98,437	60,459	37,978	108,750	88,462	20,288
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	198,017	289,438	(91,421)	126,624	651,283	(524,659)
VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class	65,297	29,681	35,616	48,681	37,920	10,761
VY® Invesco Growth and Income Portfolio - Service Class	75,171	209,825	(134,654)	166,731	157,438	9,293
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	382,942	714,629	(331,687)	688,348	534,486	153,862
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	157,520	272,496	(114,976)	248,941	315,133	(66,192)
VY® Marsico Growth Portfolio - Institutional Class	—	418,077	(418,077)	65,915	179,813	(113,898)
VY® MFS Total Return Portfolio - Institutional Class	—	284,696	(284,696)	69,978	64,966	5,012
VY® MFS Utilities Portfolio - Service Class	—	385,055	(385,055)	87,753	172,539	(84,786)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	366,770	406,471	(39,701)	349,436	394,670	(45,234)
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	152,313	213,881	(61,568)	204,362	330,763	(126,401)
VY® T. Rowe Price International Stock Portfolio - Institutional Class	87,614	67,802	19,812	75,884	109,939	(34,055)

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Initial Class	2,000	99,899	(97,899)	1,605	74,931	(73,326)
Voya Global Bond Portfolio - Service Class	184,449	235,033	(50,584)	216,903	294,019	(77,116)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	8	745	(737)	11	3,500	(3,489)
VY® Baron Growth Portfolio - Initial Class	87,197	205,045	(117,848)	319,358	282,224	37,134
VY® Columbia Small Cap Value II Portfolio - Initial Class	129,230	168,719	(39,489)	246,915	249,751	(2,836)
VY® Invesco Comstock Portfolio - Initial Class	110,453	168,435	(57,982)	187,765	160,446	27,319
VY® Invesco Equity and Income Portfolio - Initial Class	355,123	55,786	299,337	87,371	35,898	51,473
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	36,115	164,322	(128,207)	391,213	198,491	192,722
VY® Oppenheimer Global Portfolio - Initial Class	83,399	279,196	(195,797)	359,524	845,273	(485,749)
VY® Pioneer High Yield Portfolio - Initial Class	529,893	805,387	(275,494)	677,060	929,835	(252,775)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	168,083	320,181	(152,098)	262,404	376,513	(114,109)
VY® Templeton Foreign Equity Portfolio - Initial Class	161,650	197,126	(35,476)	270,035	317,190	(47,155)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	39	219	(180)	41	579	(538)
Voya Strategic Allocation Growth Portfolio - Class I	61	4,654	(4,593)	108	1,718	(1,610)
Voya Strategic Allocation Moderate Portfolio - Class I	573	6,447	(5,874)	608	9,350	(8,742)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class I	38,415	122,149	(83,734)	474,119	299,485	174,634
Voya Variable Portfolios, Inc.:						
Voya Index Plus LargeCap Portfolio - Class I	53,711	172,421	(118,710)	107,480	134,270	(26,790)
Voya Index Plus MidCap Portfolio - Class I	155,156	174,758	(19,602)	84,821	140,313	(55,492)
Voya Index Plus SmallCap Portfolio - Class I	34,013	185,526	(151,513)	97,077	98,685	(1,608)
Voya International Index Portfolio - Class S	327,234	406,364	(79,130)	546,854	360,842	186,012
Voya Russell™ Large Cap Growth Index Portfolio - Class I	181,622	324,277	(142,655)	179,594	428,524	(248,930)
Voya Russell™ Large Cap Index Portfolio - Class I	69,728	24,782	44,946	95,322	40,974	54,348
Voya Russell™ Large Cap Value Index Portfolio - Class I	80,862	83,201	(2,339)	52,467	140,978	(88,511)
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	80,708	55,873	24,835	78,728	76,923	1,805

| | Year ended December 31 | | | | | |
| | **2014** | | | **2013** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Variable Portfolios, Inc. (continued):						
Voya Russell™ Small Cap Index Portfolio - Class I	121,042	121,869	(827)	64,800	86,221	(21,421)
Voya Small Company Portfolio - Class S	50,946	106,046	(55,100)	59,818	151,527	(91,709)
Voya U.S. Bond Index Portfolio - Class I	112,935	110,540	2,395	127,314	162,639	(35,325)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	162	7,247	(7,085)	177	15,277	(15,100)
Voya SmallCap Opportunities Portfolio - Class I	93,199	117,933	(24,734)	120,437	112,248	8,189

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2014		369	$17.35	to	$18.52	$6,455	0.85%	0.00%	to	0.75%	7.36%	to	8.18%
2013		417	$16.16	to	$17.12	$6,786	1.36%	0.00%	to	0.75%	28.25%	to	29.21%
2012		485	$12.60	to	$13.25	$6,144	0.97%	0.00%	to	0.75%	13.00%	to	13.93%
2011		569	$11.15	to	$11.63	$6,380	0.93%	0.00%	to	0.75%	-0.80%	to	-0.09%
2010		690	$11.24	to	$11.64	$7,792	0.92%	0.00%	to	0.75%	8.81%	to	9.60%
American Funds Insurance Series® Growth Fund - Class 2													
2014		1,806	$21.85	to	$30.95	$54,118	0.79%	0.00%	to	0.75%	7.67%	to	8.52%
2013		1,902	$20.14	to	$28.52	$52,581	0.92%	0.00%	to	0.75%	29.15%	to	30.11%
2012		2,065	$15.48	to	$21.92	$43,946	0.76%	0.00%	to	0.75%	16.99%	to	17.91%
2011		2,588	$13.13	to	$18.59	$46,940	0.62%	0.00%	to	0.75%	-4.96%	to	-4.27%
2010		2,846	$13.72	to	$19.42	$53,940	0.69%	0.00%	to	0.75%	17.80%	to	18.69%
American Funds Insurance Series® Growth-Income Fund - Class 2													
2014		1,250	$20.46	to	$28.40	$34,387	1.31%	0.00%	to	0.75%	9.84%	to	10.63%
2013		1,256	$18.50	to	$25.67	$31,330	1.36%	0.00%	to	0.75%	32.49%	to	33.49%
2012		1,328	$13.86	to	$19.23	$24,813	1.57%	0.00%	to	0.75%	16.63%	to	17.56%
2011		1,575	$11.79	to	$16.37	$25,116	1.57%	0.00%	to	0.75%	-2.60%	to	-1.80%
2010		1,643	$12.01	to	$16.67	$26,750	1.41%	0.00%	to	0.75%	10.61%	to	11.43%
American Funds Insurance Series® International Fund - Class 2													
2014		1,582	$18.83	to	$30.75	$46,977	1.42%	0.00%	to	0.75%	-3.40%	to	-2.64%
2013		1,591	$19.34	to	$31.59	$48,698	1.40%	0.00%	to	0.75%	20.75%	to	21.64%
2012		1,681	$15.90	to	$25.97	$42,279	1.52%	0.00%	to	0.75%	17.01%	to	17.88%
2011		1,805	$13.49	to	$22.03	$38,613	1.80%	0.00%	to	0.75%	-14.60%	to	-13.91%
2010		1,918	$15.67	to	$25.60	$47,770	1.94%	0.00%	to	0.75%	6.43%	to	7.20%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
BlackRock Global Allocation V.I. Fund - Class III Shares										
2014		892	$15.93 to	$16.62	$14,691	2.32%	0.00% to	0.75%	1.14% to	1.90%
2013		827	$15.75 to	$16.31	$13,360	1.04%	0.00% to	0.75%	13.55% to	14.46%
2012		903	$13.87 to	$14.25	$12,769	1.31%	0.00% to	0.75%	9.21% to	9.95%
2011		1,205	$12.70 to	$12.96	$15,539	2.50%	0.00% to	0.75%	-4.37% to	-3.64%
2010		1047	$13.28 to	$13.45	$14,033	1.82%	0.00% to	0.75%	8.94% to	9.80%
Fidelity® VIP Equity-Income Portfolio - Service Class										
2014		373	$17.81 to	$19.16	$6,979	2.98%	0.00% to	0.75%	7.81% to	8.68%
2013		331	$16.52 to	$17.63	$5,691	2.28%	0.00% to	0.75%	27.08% to	28.03%
2012		408	$13.00 to	$13.77	$5,471	3.46%	0.00% to	0.75%	16.28% to	17.19%
2011		344	$11.18 to	$11.75	$3,948	2.84%	0.00% to	0.75%	0.18% to	0.86%
2010		356	$11.16 to	$11.65	$4,081	1.69%	0.00% to	0.75%	14.23% to	15.04%
Fidelity® VIP Contrafund® Portfolio - Service Class										
2014		1,397	$22.37 to	$24.06	$32,694	0.91%	0.00% to	0.75%	10.96% to	11.82%
2013		1,318	$20.16 to	$21.52	$27,683	0.95%	0.00% to	0.75%	30.15% to	31.14%
2012		1,524	$15.49 to	$16.41	$24,446	1.36%	0.00% to	0.75%	15.51% to	16.35%
2011		1,554	$13.41 to	$14.11	$21,462	1.01%	0.00% to	0.75%	-3.39% to	-2.62%
2010		1,484	$13.88 to	$14.49	$21,104	1.09%	0.00% to	0.75%	16.25% to	17.15%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class										
2014		17	$14.72 to	$15.84	$255	2.36%	0.00% to	0.75%	4.99% to	5.81%
2013		18	$14.02 to	$14.97	$253	2.19%	0.00% to	0.75%	-2.50% to	-1.77%
2012		20	$14.38 to	$15.24	$296	2.36%	0.00% to	0.75%	5.12% to	5.91%
2011		21	$13.68 to	$14.39	$296	2.88%	0.00% to	0.75%	6.54% to	7.31%
2010		31	$12.84 to	$13.41	$399	3.37%	0.00% to	0.75%	7.00% to	7.88%
M Capital Appreciation Fund										
2014		267	$33.92 to	$37.61	$9,101	-	0.00% to	0.75%	11.58% to	12.44%
2013		321	$30.40 to	$33.45	$9,803	-	0.00% to	0.75%	38.18% to	39.20%
2012		275	$22.00 to	$24.03	$6,072	0.33%	0.00% to	0.75%	16.53% to	17.45%
2011		291	$18.88 to	$20.46	$5,508	-	0.00% to	0.75%	-7.90% to	-7.25%
2010		363	$20.50 to	$22.06	$7,482	0.18%	0.00% to	0.75%	26.08% to	27.00%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
M International Equity Fund													
	2014	548	$17.93	to	$19.88	$10,029	2.05%	0.00%	to	0.75%	-7.77%	to	-7.06%
	2013	681	$19.44	to	$21.39	$13,444	2.37%	0.00%	to	0.75%	15.44%	to	16.31%
	2012	728	$16.84	to	$18.39	$12,330	2.12%	0.00%	to	0.75%	19.77%	to	20.67%
	2011	729	$14.06	to	$15.24	$10,287	3.06%	0.00%	to	0.75%	-14.16%	to	-13.56%
	2010	784	$16.38	to	$17.63	$12,881	3.05%	0.00%	to	0.75%	3.80%	to	4.63%
M Large Cap Growth Fund													
	2014	196	$21.96	to	$24.35	$4,545	0.04%	0.00%	to	0.75%	9.36%	to	10.23%
	2013	209	$20.08	to	$22.09	$4,401	0.50%	0.00%	to	0.75%	35.13%	to	36.11%
	2012	256	$14.86	to	$16.23	$3,989	0.04%	0.00%	to	0.75%	18.41%	to	19.34%
	2011	126	$12.55	to	$13.60	$1,598	-	0.00%	to	0.75%	-1.49%	to	-0.80%
	2010	155	$12.74	to	$13.71	$2,002	0.39%	0.00%	to	0.75%	22.15%	to	23.07%
M Large Cap Value Fund													
	2014	107	$21.09	to	$23.20	$2,323	1.13%	0.00%	to	0.75%	8.88%	to	9.69%
	2013	115	$19.37	to	$21.15	$2,280	2.45%	0.00%	to	0.75%	33.22%	to	34.20%
	2012	129	$14.54	to	$15.76	$1,891	1.06%	0.00%	to	0.75%	16.41%	to	17.26%
	2011	150	$12.49	to	$13.44	$1,895	0.37%	0.00%	to	0.75%	-4.80%	to	-4.07%
	2010	182	$13.12	to	$14.01	$2,417	0.70%	0.00%	to	0.75%	8.43%	to	9.28%
Neuberger Berman AMT Socially Responsive Portfolio - I Class													
	2014	73	$20.78	to	$22.36	$1,596	0.37%	0.00%	to	0.75%	9.54%	to	10.42%
	2013	85	$18.97	to	$20.25	$1,659	0.66%	0.00%	to	0.75%	36.57%	to	37.57%
	2012	97	$13.89	to	$14.72	$1,394	0.21%	0.00%	to	0.75%	10.15%	to	11.01%
	2011	109	$12.61	to	$13.26	$1,407	0.44%	0.00%	to	0.75%	-3.81%	to	-3.07%
	2010	64	$13.11	to	$13.68	$859	-	0.00%	to	0.75%	21.95%	to	22.80%
Van Eck VIP Global Hard Assets Fund - Initial Class Shares													
	2014	52	$35.25	to	$36.23	$1,836	0.12%	0.00%	to	0.75%	-19.70%	to	-19.11%
	2013	67	$43.90	to	$44.79	$2,975	0.73%	0.00%	to	0.75%	9.70%	to	10.54%
	2012	89	$40.02	to	$40.52	$3591	0.58%	0.00%	to	0.75%	2.62%	to	3.39%
	2011	112	$39.00	to	$39.19	$4355	1.30%	0.00%	to	0.75%	-17.07%	to	-16.46%
	2010	159	$46.91	to	$47.03	$7483	0.34%	0.00%	to	0.75%	28.25%	to	29.23%

67

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Balanced Portfolio - Class I												
2014		780	$14.27	to $15.23	$11,416	1.76%	0.00%	to	0.75%	5.39%	to	6.21%
2013		604	$13.54	to $14.34	$8,308	2.18%	0.00%	to	0.75%	15.92%	to	16.68%
2012		658	$11.68	to $12.29	$7,776	3.07%	0.00%	to	0.75%	12.74%	to	13.69%
2011		722	$10.36	to $10.81	$7,547	2.74%	0.00%	to	0.75%	-2.08%	to	-1.37%
2010		889	$10.58	to $10.96	$9,474	2.93%	0.00%	to	0.75%	13.28%	to	14.17%
Voya Intermediate Bond Portfolio - Class I												
2014		3,877	$16.08	to $19.34	$71,653	4.34%	0.00%	to	0.75%	5.84%	to	6.67%
2013		2,053	$15.08	to $18.13	$35,686	3.36%	0.00%	to	0.75%	-0.84%	to	-0.11%
2012		2,050	$15.10	to $18.15	$35,828	4.35%	0.00%	to	0.75%	8.56%	to	9.42%
2011		2,386	$13.80	to $16.59	$38,214	4.43%	0.00%	to	0.75%	6.71%	to	7.56%
2010		2,551	$12.83	to $15.43	$38,121	4.92%	0.00%	to	0.75%	9.06%	to	9.85%
Voya Global Perspectives Portfolio - Class I												
2014		34	$10.86	to $10.99	$372	-	0.00%	to	0.75%	4.17%		
2013	05/03/2013	17	$10.55		$181	(d)	-			(d)		
2012		(d)	(d)		(d)	(d)	(d)			(d)		
2011		(d)	(d)		(d)	(d)	(d)			(d)		
2010		(d)	(d)		(d)	(d)	(d)			(d)		
Voya Global Resources Portfolio - Institutional Class												
2014		361	$27.90	to $30.27	$10,356	1.52%	0.00%	to	0.75%	-12.21%	to	-11.54%
2013		382	$31.54	to $34.48	$12,475	0.99%	0.00%	to	0.75%	12.98%	to	13.82%
2012		573	$27.71	to $30.52	$16,414	1.04%	0.00%	to	0.75%	-3.30%	to	-2.57%
2011		658	$28.44	to $31.56	$19,383	0.75%	0.00%	to	0.75%	-9.60%	to	-8.93%
2010		757	$31.23	to $34.91	$24,638	1.01%	0.00%	to	0.75%	21.05%	to	21.99%
Voya Large Cap Growth Portfolio - Institutional Class												
2014		1,624	$27.12	to $29.17	$45,236	0.39%	0.00%	to	0.75%	12.77%	to	13.63%
2013		1,262	$24.05	to $25.67	$30,788	0.53%	0.00%	to	0.75%	30.00%	to	30.98%
2012		1,318	$18.50	to $19.61	$24,685	0.56%	0.00%	to	0.75%	17.16%	to	18.13%
2011		1,411	$15.79	to $16.60	$22,495	0.30%	0.00%	to	0.75%	1.74%	to	2.49%
2010		1,546	$15.52	to $16.20	$24,199	0.40%	0.00%	to	0.75%	13.70%	to	14.57%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Institutional Class													
2014		1,121	$16.38	to	$16.87	$18,622	2.49%	0.00%	to	0.75%	9.27%	to	10.05%
2013		402	$14.99	to	$15.33	$6,089	0.70%	0.00%	to	0.75%	29.90%	to	30.91%
2012		14	$11.54	to	$11.71	$162	2.57%	0.00%	to	0.75%	13.81%	to	14.69%
2011	01/21/2011	15	$10.14	to	$10.21	$149	(b)	0.00%	to	0.75%		(b)	
2010		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Limited Maturity Bond Portfolio - Service Class													
2014		1,608	$11.87	to	$16.99	$22,235	0.70%	0.00%	to	0.75%	-0.08%	to	0.71%
2013		1,537	$11.88	to	$16.87	$21,326	0.89%	0.00%	to	0.75%	0.00%	to	0.72%
2012		1,586	$11.88	to	$16.75	$21,872	0.81%	0.00%	to	0.75%	0.68%	to	1.52%
2011		1,858	$11.80	to	$16.51	$25,802	3.42%	0.00%	to	0.75%	0.43%	to	1.16%
2010		2,069	$11.75	to	$16.32	$27,718	3.78%	0.00%	to	0.75%	2.35%	to	3.16%
Voya Liquid Assets Portfolio - Initial Class													
2014		3,078		$10.96		$33,736	-		0.75%			-0.72%	
2013		3,002		$11.04		$33,144	-		0.75%			-0.72%	
2012		4,152		$11.12		$46,173	0.10%		0.75%			-0.63%	
2011		4,778		$11.19		$53,468	0.01%		0.75%			-0.71%	
2010		5,142		$11.27		$57,949	0.06%		0.75%			-0.70%	
Voya Liquid Assets Portfolio - Service Class													
2014		2,148		$13.47		$28,930	-		-			0.07%	
2013		2,341		$13.46		$31,513	-		-			-	
2012		2,589	$11.55	to	$13.46	$34,850	-		-			-	
2011		2,978	$11.55	to	$13.46	$40,049	-		-			-	
2010		2,743	$11.55	to	$13.46	$36,858	-		-			-	
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2014		137	$19.13	to	$ 20.57	$2,696	1.44%	0.00%	to	0.75%	14.41%	to	15.30%
2013		87	$16.72	to	$ 17.84	$1,481	1.00%	0.00%	to	0.75%	29.71%	to	30.70%
2012		85	$12.89	to	$ 13.65	$1,113	1.39%	0.00%	to	0.75%	9.70%	to	10.44%
2011		111	$11.75	to	$ 12.36	$1,327	1.33%	0.00%	to	0.75%	-5.01%	to	-4.26%
2010		170	$12.37	to	$ 12.91	$2,129	1.34%	0.00%	to	0.75%	15.28%	to	16.10%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Retirement Growth Portfolio - Institutional Class													
2014		2,185	$14.41	to	$14.99	$32,443	2.02%	0.00%	to	0.75%	4.88%	to	5.71%
2013		2,419	$13.74	to	$14.18	$34,039	2.24%	0.00%	to	0.75%	18.35%	to	19.26%
2012		2,504	$11.61	to	$11.89	$29,603	2.85%	0.00%	to	0.75%	12.61%	to	13.45%
2011		2,450	$10.31	to	$10.48	$25,559	1.26%	0.00%	to	0.75%	-1.53%	to	-0.76%
2010		2,508	$10.47	to	$10.56	$26,416	0.46%	0.00%	to	0.75%	11.26%	to	12.10%
Voya Retirement Moderate Growth Portfolio - Institutional Class													
2014		1,125	$14.28	to	$14.85	$16,488	2.04%	0.00%	to	0.75%	5.31%	to	6.07%
2013		1,239	$13.56	to	$14.00	$17,191	2.70%	0.00%	to	0.75%	15.21%	to	16.18%
2012		1,219	$11.77	to	$12.05	$14,603	3.07%	0.00%	to	0.75%	11.35%	to	12.09%
2011		1,343	$10.57	to	$10.75	$14,363	1.49%	0.00%	to	0.75%	-0.38%	to	0.47%
2010		1,380	$10.61	to	$10.70	$14,727	0.52%	0.00%	to	0.75%	10.52%	to	11.34%
Voya Retirement Moderate Portfolio - Institutional Class													
2014		679	$13.92	to	$14.47	$9,624	3.24%	0.00%	to	0.75%	4.82%	to	5.62%
2013		722	$13.28	to	$13.70	$9,718	3.11%	0.00%	to	0.75%	9.48%	to	10.31%
2012		772	$12.13	to	$12.42	$9,467	3.53%	0.00%	to	0.75%	9.77%	to	10.60%
2011		843	$11.05	to	$11.23	$9,378	1.70%	0.00%	to	0.75%	1.94%	to	2.65%
2010		788	$10.84	to	$10.94	$8,571	0.63%	0.00%	to	0.75%	8.84%	to	9.73%
Voya U.S. Bond Index Portfolio - Class I													
2014		311	$12.70	to	$13.36	$4,078	1.90%	0.00%	to	0.75%	4.87%	to	5.78%
2013		309	$12.11	to	$12.63	$3,814	1.95%	0.00%	to	0.75%	-3.20%	to	-2.55%
2012		344	$12.51	to	$12.96	$4,372	2.04%	0.00%	to	0.75%	3.05%	to	3.85%
2011		441	$12.14	to	$12.48	$5,435	2.09%	0.00%	to	0.75%	6.40%	to	7.22%
2010		300	$11.41	to	$11.64	$3,454	2.85%	0.00%	to	0.75%	5.36%	to	6.11%
Voya U.S. Stock Index Portfolio - Institutional Class													
2014		7,792	$20.85	to	$22.59	$165,273	1.85%	0.00%	to	0.75%	12.52%	to	13.35%
2013		8,401	$18.53	to	$19.93	$157,986	1.96%	0.00%	to	0.75%	31.05%	to	32.07%
2012		9,001	$14.14	to	$15.09	$128,974	1.91%	0.00%	to	0.75%	14.96%	to	15.81%
2011		9,748	$12.30	to	$13.03	$121,302	1.91%	0.00%	to	0.75%	0.99%	to	1.80%
2010		10,984	$12.18	to	$12.80	$135,066	1.49%	0.00%	to	0.75%	13.94%	to	14.70%

70

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Service Class													
	2014	970	$11.87	to	$12.88	$11,810	1.15%	0.00%	to	0.75%	12.94%	to	13.88%
	2013	1,020	$10.51	to	$11.31	$10,944	5.20%	0.00%	to	0.75%	2.94%	to	3.69%
	2012	1,127	$10.21	to	$10.91	$11,706	0.58%	0.00%	to	0.75%	24.82%	to	25.69%
	2011	1,065	$8.18	to	$8.68	$8,808	4.18%	0.00%	to	0.75%	-6.08%	to	-5.29%
	2010	1,192	$8.71	to	$9.17	$10,465	10.10%	0.00%	to	0.75%	15.21%	to	15.93%
VY® DFA World Equity Portfolio - Institutional Class													
	2014	206	$11.98	to	$12.60	$2,542	2.09%	0.00%	to	0.75%	0.76%	to	1.53%
	2013	167	$11.89	to	$12.41	$2,059	1.94%	0.00%	to	0.75%	24.37%	to	25.35%
	2012	147	$9.56	to	$9.90	$1,441	1.94%	0.00%	to	0.75%	17.30%	to	18.14%
	2011	88	$8.15	to	$8.38	$729	2.63%	0.00%	to	0.75%	-9.65%	to	-8.91%
	2010	36	$9.02	to	$9.20	$334	1.83%	0.00%	to	0.75%	24.24%	to	25.17%
VY® FMR Diversified Mid Cap Portfolio - Institutional Class													
	2014	903	$17.43	to	$21.34	$16,143	0.43%	0.00%	to	0.75%	5.44%	to	6.27%
	2013	994	$16.53	to	$20.08	$16,744	0.68%	0.00%	to	0.75%	35.38%	to	36.41%
	2012	1,519	$12.21	to	$14.72	$18,771	0.90%	0.00%	to	0.75%	14.11%	to	14.95%
	2011	1,635	$10.70	to	$12.81	$17,656	0.21%	0.00%	to	0.75%	-11.42%	to	-10.71%
	2010	1,824	$12.08	to	$14.35	$22,228	0.38%	0.00%	to	0.75%	27.70%	to	28.58%
VY® Franklin Templeton Founding Strategy Portfolio - Institutional Class													
	2014	131	$13.83	to	$14.55	$1,877	2.44%	0.00%	to	0.75%	2.60%	to	3.41%
	2013	95	$13.48	to	$14.07	$1,320	2.74%	0.00%	to	0.75%	23.44%	to	24.40%
	2012	84	$10.92	to	$11.31	$942	3.73%	0.00%	to	0.75%	15.31%	to	16.12%
	2011	69	$9.47	to	$9.74	$667	3.53%	0.00%	to	0.75%	-1.76%	to	-1.02%
	2010	71	$9.64	to	$9.84	$692	0.74%	0.00%	to	0.75%	10.17%	to	10.94%
VY® Invesco Growth and Income Portfolio - Service Class													
	2014	556	$19.41	to	$20.88	$11,311	1.03%	0.00%	to	0.75%	9.29%	to	10.13%
	2013	691	$17.76	to	$18.96	$12,796	1.40%	0.00%	to	0.75%	32.83%	to	33.90%
	2012	682	$13.37	to	$14.16	$9,472	1.93%	0.00%	to	0.75%	13.69%	to	14.56%
	2011	675	$11.76	to	$12.36	$8,179	1.24%	0.00%	to	0.75%	-2.89%	to	-2.15%
	2010	657	$12.11	to	$12.64	$8,169	0.24%	0.00%	to	0.75%	11.72%	to	12.56%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2014		1,876	$14.16	to	$15.19	$27,299	1.12%	0.00%	to	0.75%	0.35%	to	1.13%
2013		2,207	$14.11	to	$15.02	$31,982	1.11%	0.00%	to	0.75%	-6.18%	to	-5.44%
2012		2,053	$15.04	to	$15.90	$31,544	-	0.00%	to	0.75%	18.43%	to	19.37%
2011		2,037	$12.70	to	$13.32	$26,311	1.04%	0.00%	to	0.75%	-18.64%	to	-18.06%
2010		2,488	$15.61	to	$16.26	$39,420	0.67%	0.00%	to	0.75%	19.71%	to	20.62%
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2014		1,123	$26.09	to	$29.37	$31,001	0.53%	0.00%	to	0.75%	7.79%	to	8.62%
2013		1,238	$24.02	to	$27.04	$31,624	0.92%	0.00%	to	0.75%	38.34%	to	39.38%
2012		1,305	$17.24	to	$19.40	$24,029	0.41%	0.00%	to	0.75%	18.05%	to	18.98%
2011		1,438	$14.49	to	$16.31	$22,377	0.54%	0.00%	to	0.75%	-1.79%	to	-1.03%
2010		1,749	$14.65	to	$16.48	$27,719	0.42%	0.00%	to	0.75%	26.15%	to	27.17%
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2014		2,075	$33.31	to	$36.93	$73,165	1.58%	0.00%	to	0.75%	11.59%	to	12.42%
2013		2,115	$21.22	to	$32.85	$66,527	1.38%	0.00%	to	0.75%	21.59%	to	22.53%
2012		2,160	$17.32	to	$26.81	$55,562	1.87%	0.00%	to	0.75%	13.92%	to	14.78%
2011		2,254	$15.09	to	$23.36	$50,632	2.10%	0.00%	to	0.75%	2.38%	to	3.14%
2010		2,468	$14.63	to	$22.65	$54,007	1.76%	0.00%	to	0.75%	13.48%	to	14.34%
VY® T. Rowe Price Equity Income Portfolio - Institutional Class													
2014		1,199	$26.33	to	$26.38	$31,600	2.16%	0.00%	to	0.75%	6.99%	to	7.76%
2013		1,261	$24.48	to	$24.61	$30,952	1.90%	0.00%	to	0.75%	29.05%	to	30.01%
2012		1,387	$18.83	to	$19.07	$26,310	2.26%	0.00%	to	0.75%	16.56%	to	17.47%
2011		1,487	$16.03	to	$16.36	$24,132	2.49%	0.00%	to	0.75%	-1.39%	to	-0.62%
2010		1,313	$16.13	to	$16.59	$21,486	1.86%	0.00%	to	0.75%	14.33%	to	15.21%
VY® T. Rowe Price International Stock Portfolio - Institutional Class													
2014		538	$16.58	to	$17.83	$9,315	1.32%	0.00%	to	0.75%	-1.54%	to	-0.78%
2013		518	$16.84	to	$17.97	$9,066	1.29%	0.00%	to	0.75%	13.71%	to	14.53%
2012		553	$14.81	to	$15.69	$8,463	0.55%	0.00%	to	0.75%	18.10%	to	19.04%
2011		624	$12.54	to	$13.18	$8,049	3.70%	0.00%	to	0.75%	-12.67%	to	-12.07%
2010		691	$14.36	to	$14.99	$10,153	1.60%	0.00%	to	0.75%	13.07%	to	13.91%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)		
Voya Aggregate Bond Portfolio - Initial Class											
	2014	396	$16.26	to $17.75	$6,685	2.17%	0.00%	to 0.75%	4.57%	to	5.34%
	2013	494	$15.55	to $16.85	$7,980	3.50%	0.00%	to 0.75%	-2.39%	to	-1.63%
	2012	567	$15.93	to $17.13	$9,371	3.12%	0.00%	to 0.75%	7.42%	to	8.21%
	2011	714	$14.83	to $15.83	$10,954	3.15%	0.00%	to 0.75%	2.70%	to	3.48%
	2010	846	$14.38	to $15.30	$12,592	3.24%	0.00%	to 0.75%	7.04%	to	7.82%
Voya Global Bond Portfolio - Service Class											
	2014	1,110	$14.06	to $15.21	$16,073	0.58%	0.00%	to 0.75%	-0.57%	to	0.13%
	2013	1,161	$14.14	to $15.19	$16,876	1.80%	0.00%	to 0.75%	-4.97%	to	-4.25%
	2012	1,238	$14.88	to $15.87	$18,884	6.43%	0.00%	to 0.75%	6.82%	to	7.67%
	2011	1,173	$13.93	to $14.74	$16,690	7.24%	0.00%	to 0.75%	2.73%	to	3.53%
	2010	1,226	$13.56	to $14.24	$16,888	3.12%	0.00%	to 0.75%	14.72%	to	15.58%
VY® American Century Small-Mid Cap Value Portfolio - Initial Class											
	2014	3	$24.75	to $26.62	$83	1.15%	0.00%	to 0.75%	11.89%	to	12.75%
	2013	4	$22.12	to $23.61	$91	0.90%	0.00%	to 0.75%	30.81%	to	31.75%
	2012	7	$16.91	to $17.92	$131	1.23%	0.00%	to 0.75%	15.74%	to	16.59%
	2011	13	$14.61	to $15.37	$194	1.37%	0.00%	to 0.75%	-3.69%	to	-2.97%
	2010	16	$15.17	to $15.84	$245	1.20%	0.00%	to 0.75%	21.46%	to	22.41%
VY® Baron Growth Portfolio - Initial Class											
	2014	629	$23.06	to $24.80	$15,064	0.27%	0.00%	to 0.75%	3.78%	to	4.55%
	2013	747	$22.22	to $23.72	$17,134	1.60%	0.00%	to 0.75%	38.18%	to	39.22%
	2012	710	$16.08	to $17.04	$11,798	-	0.00%	to 0.75%	19.11%	to	20.00%
	2011	742	$13.50	to $14.20	$10,305	-	0.00%	to 0.75%	1.66%	to	2.46%
	2010	1,083	$13.28	to $13.86	$14,740	-	0.00%	to 0.75%	25.88%	to	26.81%
VY® Columbia Small Cap Value II Portfolio - Initial Class											
	2014	514	$16.74	to $17.87	$8,922	0.39%	0.00%	to 0.75%	3.85%	to	4.69%
	2013	553	$16.12	to $17.07	$9,163	0.96%	0.00%	to 0.75%	39.21%	to	40.26%
	2012	556	$11.58	to $12.17	$6,605	0.54%	0.00%	to 0.75%	13.75%	to	14.60%
	2011	658	$10.18	to $10.62	$6,850	0.69%	0.00%	to 0.75%	-3.23%	to	-2.48%
	2010	653	$10.52	to $10.89	$7,000	1.44%	0.00%	to 0.75%	24.50%	to	25.46%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® Invesco Comstock Portfolio - Initial Class										
	2014	370	$19.89 to	$24.65	$8,767	2.04%	0.00% to	0.75%	8.52% to	9.41%
	2013	428	$18.18 to	$22.54	$9,347	1.07%	0.00% to	0.75%	34.53% to	35.47%
	2012	401	$13.42 to	$16.64	$6,479	1.50%	0.00% to	0.75%	17.90% to	18.86%
	2011	443	$11.30 to	$14.00	$6,041	1.65%	0.00% to	0.75%	-2.54% to	-1.74%
	2010	478	$11.50 to	$14.26	$6,651	1.50%	0.00% to	0.75%	14.48% to	15.37%
VY® Invesco Equity and Income Portfolio - Initial Class										
	2014	446	$20.32 to	$22.36	$9,655	2.38%	0.00% to	0.75%	8.14% to	8.97%
	2013	146	$18.79 to	$20.52	$2,890	1.73%	0.00% to	0.75%	24.03% to	24.97%
	2012	95	$15.15 to	$16.42	$1,497	2.25%	0.00% to	0.75%	11.89% to	12.77%
	2011	153	$13.37 to	$14.56	$2,151	2.45%	0.00% to	0.75%	-1.81% to	-1.04%
	2010	129	$13.51 to	$14.72	$1,855	1.66%	0.00% to	0.75%	11.48% to	12.30%
VY® JPMorgan Mid Cap Value Portfolio - Initial Class										
	2014	582	$25.40 to	$39.23	$21,842	1.02%	0.00% to	0.75%	14.39% to	15.30%
	2013	710	$22.03 to	$34.03	$23,197	0.95%	0.00% to	0.75%	30.93% to	31.90%
	2012	518	$16.71 to	$25.80	$12,975	0.92%	0.00% to	0.75%	19.41% to	20.39%
	2011	590	$13.88 to	$21.44	$12,323	1.09%	0.00% to	0.75%	1.31% to	2.06%
	2010	614	$13.60 to	$21.01	$12,599	0.94%	0.00% to	0.75%	22.41% to	23.30%
VY® Oppenheimer Global Portfolio - Initial Class										
	2014	460	$19.88 to	$21.38	$9,517	1.20%	0.00% to	0.75%	1.58% to	2.30%
	2013	656	$19.57 to	$20.90	$13,236	0.93%	0.00% to	0.75%	26.18% to	27.13%
	2012	1,142	$15.51 to	$16.44	$18,504	1.24%	0.00% to	0.75%	20.79% to	21.69%
	2011	1,119	$12.84 to	$13.51	$14,928	1.49%	0.00% to	0.75%	-8.87% to	-8.10%
	2010	1,063	$14.09 to	$14.70	$15,468	1.61%	0.00% to	0.75%	15.21% to	16.07%
VY® Pioneer High Yield Portfolio - Initial Class										
	2014	1,321	$17.55 to	$18.45	$23,734	4.83%	0.00% to	0.75%	-0.40% to	0.38%
	2013	1,597	$17.62 to	$18.38	$28,736	4.82%	0.00% to	0.75%	11.52% to	12.28%
	2012	1,850	$15.80 to	$16.37	$29,740	6.13%	0.00% to	0.75%	15.33% to	16.26%
	2011	1,517	$13.70 to	$14.08	$20,994	5.53%	0.00% to	0.75%	-1.44% to	-0.71%
	2010	1,756	$13.90 to	$14.18	$24,558	5.87%	0.00% to	0.75%	18.10% to	19.08%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2014		1,464	$24.55	to	$26.41	$36,761	0.26%	0.00%	to	0.75%	10.99%	to	11.86%
2013		1,616	$22.12	to	$23.61	$36,509	0.29%	0.00%	to	0.75%	34.14%	to	35.16%
2012		1,730	$16.49	to	$17.47	$29,026	0.50%	0.00%	to	0.75%	15.31%	to	16.18%
2011		1,989	$14.30	to	$15.04	$28,840	0.32%	0.00%	to	0.75%	(4.48)%	to	-3.70%
2010		2,420	$14.97	to	$15.62	$36,658	0.27%	0.00%	to	0.75%	27.62%	to	28.45%
VY® Templeton Foreign Equity Portfolio - Initial Class													
2014		1,008	$12.38	to	$12.63	$12,586	2.48%	0.00%	to	0.75%	-7.27%	to	-6.58%
2013		1,043	$13.35	to	$13.52	$14,008	1.58%	0.00%	to	0.75%	19.41%	to	20.28%
2012	07/20/2012	1,091	$11.18	to	$11.24	$12,220	(c)	0.00%	to	0.75%		(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
2010		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2014		7	$15.82	to	$17.09	$103	2.96%	0.00%	to	0.75%	5.82%	to	6.61%
2013		7	$14.95	to	$16.03	$100	2.03%	0.00%	to	0.75%	11.24%	to	12.10%
2012		7	$13.44	to	$14.30	$97	3.23%	0.00%	to	0.75%	11.44%	to	12.33%
2011		7	$12.06	to	$12.73	$89	4.44%	0.00%	to	0.75%	1.09%	to	1.76%
2010		8	$11.93	to	$12.51	$91	4.23%	0.00%	to	0.75%	10.16%	to	11.10%
Voya Strategic Allocation Growth Portfolio - Class I													
2014		18	$16.95	to	$18.31	$308	2.08%	0.00%	to	0.75%	5.74%	to	6.58%
2013		22	$16.03	to	$17.18	$365	1.75%	0.00%	to	0.75%	21.53%	to	22.36%
2012		24	$13.19	to	$14.04	$321	1.59%	0.00%	to	0.75%	14.10%	to	14.99%
2011		26	$11.56	to	$12.21	$308	2.74%	0.00%	to	0.75%	-3.67%	to	-2.86%
2010		28	$12.00	to	$12.57	$350	3.30%	0.00%	to	0.75%	12.25%	to	13.04%
Voya Strategic Allocation Moderate Portfolio - Class I													
2014		76	$16.32	to	$17.62	$1,329	2.32%	0.00%	to	0.75%	5.91%	to	6.66%
2013		82	$15.41	to	$16.52	$1,343	2.14%	0.00%	to	0.75%	15.69%	to	16.58%
2012		90	$13.32	to	$14.17	$1,276	2.10%	0.00%	to	0.75%	12.79%	to	13.63%
2011		96	$11.81	to	$12.47	$1,197	3.39%	0.00%	to	0.75%	-1.34%	to	-0.56%
2010		102	$11.97	to	$12.54	$1,280	4.09%	0.00%	to	0.75%	11.25%	to	11.96%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class I													
2014		610	$14.65	to	$24.63	$9,287	1.93%	0.00%	to	0.75%	9.90%	to	10.74%
2013		694	$13.33	to	$22.25	$9,579	1.55%	0.00%	to	0.75%	29.67%	to	30.71%
2012		520	$10.28	to	$17.03	$5,516	1.89%	0.00%	to	0.75%	14.86%	to	15.77%
2011		549	$8.95	to	$14.71	$5,046	1.30%	0.00%	to	0.75%	-1.00%	to	-0.22%
2010		570	$9.04	to	$14.75	$5,248	1.12%	0.00%	to	0.75%	13.28%	to	14.16%
Voya Index Plus LargeCap Portfolio - Class I													
2014		866	$19.60	to	$21.57	$17,445	1.49%	0.00%	to	0.75%	13.03%	to	13.89%
2013		985	$17.34	to	$18.94	$17,601	1.80%	0.00%	to	0.75%	31.86%	to	32.91%
2012		1,012	$13.15	to	$14.25	$13,703	1.65%	0.00%	to	0.75%	13.66%	to	14.46%
2011		1,005	$11.49	to	$12.45	$11,949	1.94%	0.00%	to	0.75%	-0.86%	to	-0.08%
2010		1,066	$11.50	to	$12.46	$12,746	1.78%	0.00%	to	0.75%	13.08%	to	13.97%
Voya Index Plus MidCap Portfolio - Class I													
2014		384	$22.56	to	$28.32	$10,511	0.86%	0.00%	to	0.75%	8.75%	to	9.57%
2013		404	$20.59	to	$25.85	$10,109	1.22%	0.00%	to	0.75%	33.58%	to	34.58%
2012		459	$15.30	to	$19.21	$8,561	0.99%	0.00%	to	0.75%	16.81%	to	17.71%
2011		457	$13.00	to	$16.32	$7,246	0.97%	0.00%	to	0.75%	-1.88%	to	-1.14%
2010		621	$13.15	to	$16.51	$9,922	1.41%	0.00%	to	0.75%	20.97%	to	21.94%
Voya Index Plus SmallCap Portfolio - Class I													
2014		351	$20.34	to	$26.85	$9,093	0.62%	0.00%	to	0.75%	4.63%	to	5.42%
2013		502	$23.32	to	$25.47	$12,367	0.93%	0.00%	to	0.75%	41.68%	to	42.69%
2012		504	$16.46	to	$17.85	$8,753	0.64%	0.00%	to	0.75%	11.52%	to	12.41%
2011		577	$12.03	to	$15.88	$8,930	0.84%	0.00%	to	0.75%	-1.47%	to	-0.74%
2010		666	$12.12	to	$16.00	$10,406	0.78%	0.00%	to	0.75%	21.89%	to	22.92%
Voya International Index Portfolio - Class S													
2014		1,291	$16.42	to	$17.13	$21,322	0.69%	0.00%	to	0.75%	-6.86%	to	-6.19%
2013		1,370	$17.63	to	$18.26	$24,265	1.85%	0.00%	to	0.75%	20.18%	to	21.09%
2012		1,184	$14.67	to	$15.08	$17,440	2.57%	0.00%	to	0.75%	17.64%	to	18.46%
2011		1,306	$12.47	to	$12.73	$16,340	2.47%	0.00%	to	0.75%	-13.10%	to	-12.39%
2010		1,451	$14.35	to	$14.53	$20,857	3.29%	0.00%	to	0.75%	6.77%	to	7.63%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2014		1,644	$24.73	to	$25.80	$41,042	1.30%	0.00%	to	0.75%	12.26%	to	13.11%
2013		1,787	$22.03	to	$22.81	$39,651	1.43%	0.00%	to	0.75%	31.05%	to	32.00%
2012		2,036	$16.81	to	$17.28	$34,394	1.31%	0.00%	to	0.75%	13.66%	to	14.51%
2011		2,228	$14.79	to	$15.09	$33,051	1.18%	0.00%	to	0.75%	3.43%	to	4.21%
2010		2,653	$14.30	to	$14.48	$37,997	0.63%	0.00%	to	0.75%	11.89%	to	12.77%
Voya Russell™ Large Cap Index Portfolio - Class I													
2014		207	$24.46	to	$25.52	$5,216	1.45%	0.00%	to	0.75%	12.05%	to	12.87%
2013		162	$21.83	to	$22.61	$3,639	1.28%	0.00%	to	0.75%	31.11%	to	32.07%
2012		108	$16.65	to	$17.12	$1,836	2.52%	0.00%	to	0.75%	14.67%	to	15.60%
2011		107	$14.52	to	$14.81	$1,575	1.31%	0.00%	to	0.75%	1.82%	to	2.56%
2010		114	$14.26	to	$14.44	$1,636	4.83%	0.00%	to	0.75%	11.32%	to	12.20%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2014		267	$23.46	to	$24.48	$6,376	1.57%	0.00%	to	0.75%	11.61%	to	12.45%
2013		269	$21.02	to	$21.77	$5,756	1.50%	0.00%	to	0.75%	30.88%	to	31.86%
2012		358	$16.06	to	$16.51	$5,839	2.27%	0.00%	to	0.75%	15.29%	to	16.19%
2011		345	$13.93	to	$14.21	$4,843	1.63%	0.00%	to	0.75%	0.14%	to	0.85%
2010		337	$13.91	to	$14.09	$4,708	1.53%	0.00%	to	0.75%	10.48%	to	11.38%
Voya Russell™ Mid Cap Growth Index Portfolio - Class I													
2014		146	$27.16	to	$28.35	$4,041	0.37%	0.00%	to	0.75%	10.54%	to	11.44%
2013		121	$24.57	to	$25.44	$3,026	0.92%	0.00%	to	0.75%	34.26%	to	35.25%
2012		119	$18.30	to	$18.81	$2,212	0.65%	0.00%	to	0.75%	14.88%	to	15.75%
2011		151	$15.93	to	$16.25	$2,422	0.68%	0.00%	to	0.75%	-2.75%	to	-2.05%
2010		177	$16.38	to	$16.59	$2,908	0.32%	0.00%	to	0.75%	25.33%	to	26.26%
Voya Russell™ Small Cap Index Portfolio - Class I													
2014		168	$17.37	to	$18.26	$2,987	1.40%	0.00%	to	0.75%	4.14%	to	4.88%
2013		169	$16.68	to	$17.41	$2,879	1.11%	0.00%	to	0.75%	37.74%	to	38.84%
2012		190	$12.11	to	$12.54	$2,345	1.03%	0.00%	to	0.75%	15.11%	to	16.00%
2011		143	$10.52	to	$10.81	$1,523	1.04%	0.00%	to	0.75%	-4.62%	to	-3.91%
2010		139	$11.03	to	$11.25	$1,542	0.67%	0.00%	to	0.75%	25.48%	to	26.40%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class S													
2014		629	$16.79	to	$17.39	$10,692	0.09%	0.00%	to	0.75%	5.46%	to	6.23%
2013		684	$15.92	to	$16.37	$10,998	0.29%	0.00%	to	0.75%	36.30%	to	37.33%
2012		776	$11.68	to	$11.92	$9,129	0.14%	0.00%	to	0.75%	13.40%	to	14.29%
2011		927	$10.30	to	$10.43	$9,592	0.23%	0.00%	to	0.75%	-3.38%	to	-2.71%
2010	08/05/2010	1,082	$10.66	to	$10.72	$11,560	(a)	0.00%	to	0.75%		(a)	
Voya MidCap Opportunities Portfolio - Class I													
2014		99	$26.28	to	$29.14	$2,800	0.36%	0.00%	to	0.75%	8.01%	to	8.85%
2013		106	$24.33	to	$26.77	$2,762	0.04%	0.00%	to	0.75%	31.02%	to	31.94%
2012		121	$18.57	to	$20.29	$2,392	0.53%	0.00%	to	0.75%	13.30%	to	14.25%
2011		148	$16.39	to	$17.76	$2,558	-	0.00%	to	0.75%	-1.21%	to	-0.56%
2010		167	$16.59	to	$17.86	$2,914	0.68%	0.00%	to	0.75%	29.31%	to	30.36%
Voya SmallCap Opportunities Portfolio - Class I													
2014		383	$19.83	to	$28.07	$7,902	-	0.00%	to	0.75%	4.87%	to	5.62%
2013		408	$18.91	to	$26.58	$8,007	-	0.00%	to	0.75%	38.03%	to	39.09%
2012		399	$13.70	to	$19.11	$5,696	-	0.00%	to	0.75%	14.26%	to	15.19%
2011		482	$11.99	to	$16.59	$5,977	-	0.00%	to	0.75%	0.08%	to	0.85%
2010		553	$11.98	to	$16.45	$6,904	-	0.00%	to	0.75%	31.36%	to	32.34%

(a) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory-basis balance sheets of Security Life of Denver Insurance Company, as of December 31, 2014 and 2013, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2014 and 2013, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2014.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 2, 2015

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2014	2013
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 8,682,080	$ 9,738,203
Bonds - securities loaned and pledged	100,025	151,042
Preferred stocks	9,155	3,655
Common stocks	18,317	36,224
Subsidiaries	230,480	262,545
Mortgage loans	1,144,203	812,273
Contract loans	1,096,695	1,097,718
Derivatives	148,194	147,629
Securities lending collateral	67,435	41,751
Other invested assets	238,176	250,924
Cash and short term investments	303,289	349,720
Total cash and invested assets	12,038,049	12,891,684
Deferred and uncollected premiums, less loading (2014-$1,217; 2013-$1,107)	(110,700)	(88,924)
Accrued investment income	124,038	129,494
Reinsurance balances recoverable	548,253	523,547
Indebtedness from related parties	1,496	1,185
Net deferred tax asset	155,752	134,868
Other assets	35,512	32,371
Separate account assets	1,435,858	1,442,408
Total admitted assets	$ 14,228,258	$ 15,066,633

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2014	**2013**
	(In Thousands, except share amounts)	
Liabilities and Capital and Surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 8,862,230	$ 9,385,122
Accident and health reserves	173,403	148,855
Deposit type contracts	698,932	1,111,582
Policy and contract claims	159,116	166,117
Total policy and contract liabilities	9,893,681	10,811,676
Interest maintenance reserve	26,307	—
Accounts payable and accrued expenses	31,601	29,284
Reinsurance balances	1,225,302	1,269,539
Current federal income taxes payable (including $14,271 and $39,784 on realized capital losses at December 31, 2014 and 2013, respectively)	13,121	3,713
Indebtedness to related parties	15,547	22,463
Asset valuation reserve	62,588	109,016
Net transfers from separate accounts due or accrued	(32,097)	(38,122)
Derivatives	151,809	139,436
Payable for securities lending	67,435	41,751
Other liabilities	208,317	201,482
Separate account liabilities	1,435,858	1,442,408
Total liabilities	13,099,469	14,032,646
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value; 144 shares issued and outstanding	2,880	2,880
Surplus notes	165,032	165,032
Paid in and contributed surplus	551,175	551,175
Unassigned deficit	409,702	314,900
Total capital and surplus	1,128,789	1,033,987
Total liabilities and capital and surplus	$ 14,228,258	$ 15,066,633

The accompanying notes are an integral part of these financial statements.

4

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31		
	2014	**2013**	**2012**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ (61,208)	$ 910,819	$ 7,104,700
Net investment income	584,477	619,265	679,327
Amortization of interest maintenance reserve	(45,062)	(49,806)	(48,759)
Commissions, expense allowances and reserve adjustments			
on reinsurance ceded	(496,032)	144,214	310,503
Other revenue	89,347	85,739	85,808
Total premiums and other revenues	71,522	1,710,231	8,131,579
Benefits paid or provided:			
Death benefits	237,798	200,788	229,909
Annuity benefits	46,747	54,468	73,646
Disability benefits	87,861	78,820	78,600
Surrender benefits and withdrawals	357,758	1,195,186	7,496,864
Interest on policy or contract funds	81,167	151,579	114,492
Other benefits	1,832	738	803
Decrease in life and annuity reserves	(498,345)	(458,888)	(687,133)
Net transfers from separate accounts	(24,271)	(29,302)	(12,766)
Total benefits paid or provided	290,547	1,193,389	7,294,415
Insurance expenses and other deductions:			
Commissions	(580,510)	327,527	617,579
General expenses	78,704	80,040	90,676
Insurance taxes, licenses and fees	16,531	17,799	20,858
Other deductions	95,728	65,923	235,353
Total insurance expenses and other deductions	(389,547)	491,289	964,466
Gain (loss) from operations before policyholder dividends,			
federal income taxes and net realized capital gains (losses)	170,522	25,553	(127,302)
Dividends to policyholders	1,463	1,602	1,618
Gain (loss) from operations before federal income taxes			
and net realized capital gains (losses)	169,059	23,951	(128,920)
Federal income tax expense (benefit)	57,470	94,775	(5,083)
Gain (loss) from operations before net realized capital gains (losses)	111,589	(70,824)	(123,837)
Net realized capital gains (losses)	29,985	70,703	(5,998)
Net income (loss)	$ 141,574	$ (121)	$ (129,835)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2014	2013	2012
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Special surplus funds:			
Balance at beginning of year	—	—	43,882
Change in admitted deferred tax asset per SSAP 10R	—	—	(43,882)
Balance at end of year	—	—	—
Surplus notes:			
Balance at beginning and end of year	165,032	165,032	165,032
Paid in and contributed surplus:			
Balance at beginning of year	551,175	1,453,584	1,533,584
Permitted practice for quasi-reorganization	—	(455,409)	—
Return of capital	—	(447,000)	(80,000)
Capital contribution	—	—	—
Balance at end of year	551,175	551,175	1,453,584
Unassigned surplus:			
Balance at beginning of year	314,900	(161,623)	(225,862)
Net income (loss)	141,574	(121)	(129,835)
Change in net unrealized capital (losses) gains	(134,207)	43,678	(197,817)
Change in nonadmitted assets	63,664	6,881	279,166
Change in liability for reinsurance in unauthorized companies	1,707	(1,768)	225
Change in asset valuation reserve	46,428	(46,903)	98,541
Cumulative effect of change in accounting principle	—	(616)	—
Change in net deferred income tax	984	26,243	23,118
Deferred gain on reinsurance of existing business	24,473	—	11,175
Amortization of gain on reinsurance	(14,622)	(11,364)	(18,189)
Dividends to shareholders	(32,000)	—	—
Change in pension and other post-employment benefits	(3,199)	5,353	(2,145)
Permitted practice for quasi-reorganization	—	455,409	—
Prior period adjustments	—	(269)	—
Balance at end of year	409,702	314,900	(161,623)
Total capital and surplus	$ 1,128,789	$ 1,033,987	$ 1,459,873

The accompanying notes are an integral part of these financial statements.

6

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
	2014	2013	2012
	(In Thousands)		
Operating Activities:			
Premiums, policy proceeds, and other considerations received,			
net of reinsurance paid	$ (58,300)	$ 943,007	$ 7,102,120
Net investment income received	598,835	616,547	695,275
Commissions and expenses received (paid)	508,933	(488,219)	(928,371)
Benefits paid	(862,415)	(1,722,363)	(8,339,234)
Net transfers from separate accounts	30,296	32,805	18,411
Dividends paid to policyholders	(1,557)	(1,712)	(2,141)
Federal income taxes (paid) recovered	(31,402)	(157,153)	27,908
Miscellaneous (expense) income	(706,361)	245,657	792,884
Net cash used in operations	(521,971)	(531,431)	(633,148)
Investment Activities:			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	2,332,866	3,238,665	3,852,247
Stocks	19,380	22,429	31,864
Mortgage loans	162,941	287,100	262,631
Other invested assets	381,918	128,155	566,599
Net (loss) gain on cash and short term investments	—	(4)	157
Miscellaneous proceeds	70,023	12,684	92,160
Total proceeds from sales, maturities, or repayments of investments	2,967,128	3,689,029	4,805,658
Cost of investments acquired:			
Bonds	1,170,579	2,499,617	3,052,029
Stocks	6,953	3,390	2,747
Mortgage loans	494,994	207,908	35,069
Other invested assets	482,288	45,751	337,681
Miscellaneous applications	70,139	144,475	86,155
Total cost of investments acquired	2,224,953	2,901,141	3,513,681
Net decrease in contract loans	866	45,249	26,057
Net cash provided by investment activities	743,041	833,137	1,318,034
Financing and Miscellaneous Activities:			
Other cash (applied) provided:			
Net withdrawals on deposit type contracts	(412,650)	(303,153)	(759,037)
Dividends to stockholders	(32,000)	—	—
Capital and surplus paid in	—	(447,000)	(80,000)
Other cash provided (applied)	177,149	(100,385)	301,371
Net cash used in financing and miscellaneous activities	(267,501)	(850,538)	(537,666)
Net (decrease) increase in cash and short term investments	(46,431)	(548,832)	147,220
Cash and short term investments:			
Beginning of year	349,720	898,552	751,332
End of year	$ 303,289	$ 349,720	$ 898,552

The accompanying notes are an integral part of these financial statements.

7

(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly-owned subsidiary of Voya Financial, Inc., a publicly traded corporation with its common stock listed on the New York Stock Exchange, under the symbol "VOYA."

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc. (which changed its name from ING U.S., Inc. on April 7, 2014) together with its subsidiaries, including the Company. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING. On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering, reducing ING's ownership stake in Voya Financial, Inc. to 57%

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial, Inc. in a registered public offering; also on March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Inc., Voya Financial, Inc. acquired 7,255,853 shares of its common stock from ING (the "March 2014 Direct Share Buyback") (the March public offering and the March 2014 Direct Share Buyback collectively referred to as the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING's ownership stake in Voya Financial, Inc. was reduced to 43%.

On September 8, 2014, ING completed a sale of 22,277,933 shares of common stock of Voya Financial, Inc. in a registered public offering; also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Inc., Voya Financial, Inc. acquired 7,722,007 shares of its common stock from ING (the "September 2014 Direct Share Buyback") (the September public offering and the September 2014 Direct Share Buyback collectively referred to as the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING's ownership stake in Voya Financial, Inc. was reduced to 32.5%.

On November 18, 2014, ING completed a sale of 30,030,013 shares of common stock of Voya Financial, Inc. in a registered public offering; also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Inc., Voya Financial, Inc. acquired 4,469,987 shares of its common stock from ING (the "November 2014 Direct Share Buyback") (the November public offering and the November 2014 Direct Share Buyback

(Dollar amounts in millions, unless otherwise stated)

collectively referred to as the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING's ownership stake in Voya Financial, Inc. was reduced to approximately 19%.

On March 9, 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING (the "March 2015 Direct Share Buyback") (the March 2015 public offering and the March 2015 Direct Share Buyback collectively referred to as the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya Financial, Inc. common stock. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest of Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016.

On September 1, 2014, a number of the Company's affiliates changed their name as part of the rebranding initiative of Voya Financial, Inc.

(Dollar amounts in millions, unless otherwise stated)

In connection with the re-branding, the following companies had name changes during 2014:

Previous Name	New Name	Abbreviation
ING Alternative Asset Management LLC	Voya Alternative Asset Management LLC	
ING America Equities, Inc.	Voya America Equities, Inc.	
ING Capital Corporation, LLC	Voya Capital, LLC	
ING Financial Advisers, LLC	Voya Financial Partners, LLC	VFP
ING Financial Partners, Inc.	Voya Financial Advisors, Inc.	VFA
ING Financial Products Company, Inc.	Voya Financial Products Company, Inc.	
ING Funds Services, LLC	Voya Funds Services, LLC	
ING Institutional Plan Services, LLC	Voya Institutional Plan Services, LLC	
ING Insurance Services, Inc.	Voya Insurance Solutions, Inc.	
ING International Nominee Holdings, Inc.	Voya International Nominee Holdings, Inc.	
ING Investment Advisors, LLC	Voya Retirement Advisors, LLC	
ING Investment Management Alternative Assets LLC	Voya Investment Management Alternative Assets LLC	
ING Investment Management Co. LLC	Voya Investment Management Co. LLC	VIM Co.
ING Investment Management LLC	Voya Investment Management LLC	VIM
ING Investment Trust Co.	Voya Investment Trust Co.	
ING Investments Distributor, LLC	Voya Investments Distributor, LLC	
ING Investments, LLC	Voya Investments, LLC	
ING Life Insurance and Annuity Company	Voya Retirement Insurance and Annuity Company	VRIAC
ING North America Insurance Corporation	Voya Services Company	VSC
ING Payroll Management, Inc.	Voya Payroll Management, Inc.	
ING Pomona Holdings LLC	Voya Pomona Holdings LLC	
ING Realty Group LLC	Voya Realty Group LLC	
ING U.S., Inc.	Voya Financial, Inc.	
ING USA Annuity and Life Insurance Company	Voya Insurance and Annuity Company	VIAC
Lion Connecticut Holdings Inc.	Voya Holdings Inc.	Voya Holdings
Lion Custom Investments LLC	Voya Custom Investments LLC	
Lion II Custom Investments LLC	Voya II Custom Investments LLC	

Description of Business

The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and

(Dollar amounts in millions, unless otherwise stated)

Puerto Rico (approved for reinsurance only). In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles

Effective January 1, 2013, the Company adopted Statement of Statutory Accounting Principles ("SSAP") No. 102, *Accounting for Pensions, a Replacement of SSAP No. 89*, and SSAP No. 92, *Accounting for Postretirement Benefits Other Than Pensions, a Replacement of SSAP No. 14*, (collectively, "SSAP No. 102/92"). The principal provisions of these statements include the following:

- The unfunded benefit obligation, including nonvested participants, if any, must be recognized in surplus.
- Nonvested participants must be included in the projected benefit obligation for pensions, and participants not yet eligible to retire must be included in the accumulated postretirement benefit obligation for postretirement benefits other than pensions.
- The amortization period for gains (losses) is the average future service of all active participants for postretirement benefits other than pensions.
- The amortization period for new prior service cost attributed to nonvested participants is the average future service until vesting date.
- The measurement date is required to be year-end.

The effects on the Company's 2013 financial statements of adopting SSAP No. 102/92 at January 1, 2013 was a decrease in surplus of $1.1, a decrease in liabilities of $3.5 and a decrease to an intangible asset of $4.6. The tax effect of the adoption increased surplus by $0.5, resulting in a net decrease of $0.6 in surplus as a result of the adoption of this standard. The adoption had no impact on net income. See Note 12 for additional disclosures required by this statement.

Effective January 1, 2012, the Company adopted SSAP No. 101, *Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10* ("SSAP No. 101"). SSAP No.101 changes statutory accounting for income taxes in two key areas: (1) tax contingencies and (2) the admissibility of deferred tax assets.

Under SSAP No. 101, Federal and foreign income tax contingencies are now determined under a modified version of SSAP No. 5, *Liabilities, Contingencies and Impairments of Assets –*

(Dollar amounts in millions, unless otherwise stated)

Revised ("SSAP No. 5R"). Under this standard, the recognition of tax loss contingencies uses a more likely than not model.

SSAP No. 101 also provides for a three-step calculation to determine the admitted portion of adjusted gross deferred tax assets. In the first part of the admissibility test, all filers will be allowed to use a reversal period that corresponds to the tax loss carryback provisions of the Internal Revenue Code, not to exceed three years. In the second part of the admissibility test, the reversal period and surplus limitation parameters of one year and 10% or three years and 15% are determined based upon risk-based capital ("RBC") levels. Companies not meeting the minimum threshold are prohibited from admitting any amount in this part of the admissibility test. For purposes of determining test parameters, calculations of RBC or surplus thresholds will use current reporting period information. In Step 3 of the admissibility calculation, SSAP No. 101 allows the admittance of adjusted gross deferred tax assets (after application of Steps 1 and 2) to the extent that offsetting by deferred tax liabilities of the same tax character (i.e. ordinary versus capital) would be permitted in the tax return under current tax laws. Additionally, an entity would have to consider the reversal patterns of temporary differences. Whether or not scheduling of reversing deferred tax assets and liabilities is necessary is a matter of judgment based on the specific facts and circumstances. The third part of the admissibility calculation under SSAP No. 101 is consistent with SSAP No. 10R, *Income Taxes – A Temporary Replacement of SSAP No. 10* ("SSAP No. 10R"), except the consideration of reversal patterns of temporary difference was not explicitly stated.

There was no effect on the Company's balance sheet or statement of operations as a result of adopting this standard.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from United States generally accepted accounting principles ("U.S. GAAP"). The more significant variances from U.S. GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on a rating by the National Association of Insurance Commissioners ("NAIC").

The Company periodically reviews the value of its investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.

(Dollar amounts in millions, unless otherwise stated)

- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- The Company's intent to sell the security prior to its maturity at an amount below its carry value.
- The Company's intent and ability to hold the security long enough for it to recover its fair value.

Based on the analysis, the Company makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized investment gains (losses) in the statements of operations in the period the determination is made.

The Company invests in structured securities, including mortgage backed securities/collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. Structured securities are reported at amortized cost or fair value based on a rating by the NAIC. They are amortized using the interest method over the period which repayment of principal is expected to occur. For structured securities in unrealized loss positions, the Company determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If the Company has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value. If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or a holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion is deferred through the interest maintenance reserve ("IMR") and the non-interest related portion is included in the asset valuation reserve ("AVR") as prescribed by the NAIC.

Net realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR.

Under U.S. GAAP, fixed maturities are designated at purchase as held to maturity, trading or available-for-sale, except for those accounted for using the fair value option ("FVO"). Held to maturity investments are reported at amortized cost and the remaining fixed maturity investments are reported at fair value. For those designated as trading, changes in fair value are reported in the statements of operations. Available-for-sale securities are reported at fair value with changes in fair value reported as a separate component of other comprehensive income (loss) in shareholder's equity. Using the FVO, securities are reported at fair value with changes in fair value reported in the statements of operations.

(Dollar amounts in millions, unless otherwise stated)

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in net realized investment gains (losses) in the statements of operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected not to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in net realized capital gains (losses) in the statements of operations. The noncredit impairment is recorded in other comprehensive income (loss) in shareholder's equity.

Net realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company reports the net deferral of IMR as a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted.

Cash and Short-term Investments: Cash and short-term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition.

Under U.S. GAAP, the corresponding caption of cash and cash equivalents includes cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, as the time of purchase.

Derivatives: The Company follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP No. 86") for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP No. 86, derivatives that are

(Dollar amounts in millions, unless otherwise stated)

deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract.

Under U.S. GAAP, the effective and ineffective portions of a cash flow hedge are accounted for separately. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in other net realized capital gains (losses). An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported with the host contract on the balance sheets at fair value, and the change in fair value is recorded in income. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in other net realized capital gains (losses).

Mortgage Loans: Mortgage loans are reported at amortized cost, less write downs for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lesser of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses).

Under U.S. GAAP, the Company also records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Deferred Income Taxes: Deferred tax assets and liabilities represent the future tax recoveries or obligations associated with the accumulation of temporary differences between the tax and financial statement bases of the Company's assets and liabilities. Deferred tax assets are provided for and admitted to an amount determined under a standard formula in accordance with SSAP No. 101. A valuation allowance is required if based on the available evidence; it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. This assessment is determined on a separate reporting entity basis.

(Dollar amounts in millions, unless otherwise stated)

After reduction for any valuation allowance, the Company follows the admissibility formula laid out under SSAP No. 101. These provisions limit the amount of gross deferred tax assets that can be admitted to surplus to those for which ultimate recoverability can be demonstrated. This limitation is based on availability of taxes paid in prior years that could be recovered through carrybacks, the expected timing of reversals for accumulated temporary differences over the next three years to offset future taxes, surplus limits, and the amount of gross deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted.

SSAP No. 101 requires all changes in deferred tax balances to be included as surplus adjustments; under U.S. GAAP, however, most changes in deferred tax balances are recorded in the income statement (with the exception of certain items that are recorded through Other Comprehensive Income or directly to the equity section of the balance sheet) as a component of the total income tax provision.

U.S. GAAP also requires that deferred taxes be included for all jurisdictions that determine taxes based on income. Thus deferred state income taxes must be booked under U.S. GAAP. SSAP No. 101, however, specifically prohibits establishing deferred state income tax assets and liabilities.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred.

Under U.S. GAAP, incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities are capitalized. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. In addition, the outstanding value of in force business acquired is capitalized. For certain traditional life insurance, to the extent recoverable from future gross profits, acquisition costs are amortized over the premium payment period in proportion to the present value of expected gross premium. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under U.S. GAAP, premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized as revenue when due. Amounts received for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts are reported as deposits to contract owner account balances. Revenues

(Dollar amounts in millions, unless otherwise stated)

from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges.

Benefits Paid or Provided: Benefits incurred for universal life and annuity policies represent the total of death benefits paid and the change in policy reserves.

Under U.S. GAAP, benefits and expenses for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest.

Under U.S. GAAP policy reserves for traditional products are based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves. Commissions allowed by reinsurers on business ceded are reported as income when received. Losses generated in certain reinsurance transactions are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business.

Under U.S. GAAP, ceded future policy benefits and contract owner liabilities are reported gross on the balance sheets. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the balance sheets and are stated net of allowances for uncollectible reinsurance, which are charged to earnings. Gains and losses on reinsurance, including commission and expense allowances, are deferred and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non-operating system software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

(Dollar amounts in millions, unless otherwise stated)

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited U.S. GAAP statements are not available, or expected to be available, are nonadmitted.

Under U.S. GAAP, the accounts and operations of the Company's wholly owned subsidiaries are consolidated. Intercompany transactions and balances are eliminated.

Policyholder Dividends: Policyholder dividends are recognized when declared.

Under U.S. GAAP, dividends allocable to participating contract owners are based on published dividend projections or expected dividend scales.

Surplus Notes: Surplus notes issued are reported as a component of surplus on the balance sheets. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance.

Under U.S. GAAP, surplus notes are reported as long-term debt, and the related interest is reported as a change to earnings over the term of the notes. See Note 3 for additional information on affiliate surplus notes.

Reconciliation to U.S. GAAP: The effects of the preceding variances from U.S. GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities. For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an OTTI.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

(Dollar amounts in millions, unless otherwise stated)

Common stocks are reported at fair value, and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased.

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Short-term investments are reported at amortized cost which approximates fair value. Short-term investments include investments with maturities between three months and one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are generally determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less from date of purchase.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company

(Dollar amounts in millions, unless otherwise stated)

values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses on asset hedges are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR. The Company enters into the following derivatives:

Credit Contracts:

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in replication relationships.

Equity Contracts:

Options: The Company uses options to hedge against changes in the value of the benefit contained in the indexed universal life products. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Foreign Exchange Contracts:

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

(Dollar amounts in millions, unless otherwise stated)

Interest Rate Contracts:

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to manage the volatilities between the market value sensitivities of the Portfolio of asset/liability mismatch caused by changing interest rates. The Company utilizes these contracts in non-qualifying hedging relationships.

Total Return Swaps: The Company uses Total Return Swaps to hedge the cash flow variability associated with its Surplus account assets. The Company pays total return on its surplus account assets and receives variable payment detailed in the Total Return Swap confirmation agreement. The Company utilizes these contract in a non-qualifying hedging relationship.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP No. 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the underlying GAAP equity amount, adjusted to a statutory accounting basis as promulgated by the NAIC Accounting Practices and Procedures Manual. Dividends from subsidiaries are included in net investment income. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCA's to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

(Dollar amounts in millions, unless otherwise stated)

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3% for 2014.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $7.9 billion and $10.0 billion at December 31, 2014 and 2013, respectively.

The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $292.3 and $311.9 at December 31, 2014 and 2013, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts* ("SSAP No. 54").

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums

(Dollar amounts in millions, unless otherwise stated)

and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $1.5, $1.6 and $1.6 was incurred in 2014, 2013 and 2012, respectively.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31		
	2014		**2013**
	(In Thousands)		
Other invested assets	$ —	$	250
Net deferred tax asset	172,972		210,150
Negative IMR	—		24,326
Agents' debit balances	7,422		8,674
Deferred and uncollected premium	180		197
Receivables from parent, subsidiaries and affiliates	309		404
Other	673		1,219
Total nonadmitted assets	$ 181,556	$	245,220

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2014. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2014.

23

(Dollar amounts in millions, unless otherwise stated)

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under GAAP.

Reserves related to the Company's mortality risk are associated with life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $5.5 and $6.2 at December 31, 2014 and 2013, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2. **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance ("Commissioner") has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance.

On May 8, 2013, the Company, with the permission of the Colorado Division of Insurance, reallocated the gross paid-in and contributed surplus and the unassigned funds components of surplus, computed as of December 31, 2012, similar to the restatement of surplus that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization under Statements of Statutory Accounting Principles No. 72, *Surplus and Quasi-Reorganizations* ("SSAP No. 72"). The reallocation resulted in a decrease to gross paid-in and contributed surplus and an increase in unassigned surplus of $455.4. This permitted practice had no impact on net income, total capital and surplus or risk-based capital.

As of December 31, 2014, and 2012 the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3. Investments

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2014				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 790,283	$ 164,599	$ 551	$ 954,331
States, municipalities, and political subdivisions	140,052	18,268	259	158,061
Foreign other (par value - $1,547,648)	1,557,804	124,379	18,101	1,664,082
Foreign government (par value - $107,632)	113,928	3,172	3,143	113,957
Corporate securities	4,641,649	480,135	27,060	5,094,724
Residential mortgage backed securities	729,358	191,979	8,760	912,577
Commercial mortgage backed securities	742,933	38,895	113	781,715
Other asset backed securities	66,893	5,473	—	72,366
Total fixed maturities	8,782,900	1,026,900	57,987	9,751,813
Preferred stocks	9,155	3,571	5	12,721
Common stocks	18,317	—	—	18,317
Total equity securities	27,472	3,571	5	31,038
Total	$ 8,810,372	$ 1,030,471	$ 57,992	$ 9,782,851
At December 31, 2013				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,273,398	$ 48,864	$ 32,754	$ 1,289,508
States, municipalities, and political subdivisions	95,194	4,827	694	99,327
Foreign other (par value - $1,659,912)	1,663,155	109,005	31,938	1,740,222
Foreign government (par value - $208,468)	155,301	4,250	8,743	150,808
Corporate securities	4,881,503	246,491	147,104	4,980,890
Residential mortgage backed securities	942,033	195,813	23,962	1,113,884
Commercial mortgage backed securities	766,503	46,876	2,252	811,127
Other asset backed securities	113,145	5,348	2,626	115,867
Total fixed maturities	9,890,232	661,474	250,073	10,301,633
Preferred stocks	3,655	2,607	—	6,262
Common stocks	35,938	286	—	36,224
Total equity securities	39,593	2,893	—	42,486
Total	$ 9,929,825	$ 664,367	$ 250,073	$ 10,344,119

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31			
	2014		**2013**	
	(In Thousands)			
Cost or amortized cost	$	8,782,900	$	9,890,232
Adjustment for below investment grade bonds		(795)		(987)
Carrying value	$	8,782,105	$	9,889,245

The aggregate fair value of bonds with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 Months Below Cost		More than 6 Months and Less than 12 Months Below Cost		More than 12 Months Below Cost		Total	
	(In Thousands)							
At December 31, 2014								
Fair value	$	613,400	$	33,282	$	687,017	$	1,333,699
Unrealized loss		28,024		752		29,211		57,987
At December 31, 2013								
Fair value	$	1,313,263	$	2,008,427	$	434,797	$	3,756,487
Unrealized loss		31,228		165,858		52,987		250,073

The amortized cost and fair value of investments in bonds at December 31, 2014, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	207,415	$	210,723
Due after 1 year through 5 years		868,621		914,314
Due after 5 years through 10 years		1,358,748		1,401,284
Due after 10 years		4,808,932		5,458,834
		7,243,716		7,985,155
Residential mortgage backed securities		729,358		912,577
Commercial mortgage backed securities		742,933		781,715
Other asset backed securities		66,893		72,366
Total	$	8,782,900	$	9,751,813

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2014 and 2013, investments in certificates of deposit and bonds with an admitted asset value of $26.4 and $26.3, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The performance of pre-2008 vintage subprime and Alt-A mortgage collateral has exhibited sustained signs of recovery, after struggling through a multi-year correction in nationwide home values. While collateral losses continue to be realized, serious delinquencies and other measures of performance, like prepayments and severities, have displayed sustained periods of improvement. Reflecting these fundamental improvements, related bond prices and sector liquidity has increased substantially since the credit crisis. Despite these improvements, the sector remains susceptible to various market risks. For example, early in the third quarter of 2013, the upward momentum in bond prices and market liquidity was disrupted, at least in part, by the pick-up in interest rate volatility. As this volatility dissipated, prices and liquidity recovered into the end of the year, supported by strength in the U.S. economy and, more specifically, the housing market. In 2014, the market was characterized by continued stability in underlying fundamentals, despite the adverse seasonal related impacts observed in certain housing activity related measures in the first quarter. Later in the year, the slowdown observed in housing activity measures in Q1 was observed in home price measures. While home prices continued to move higher year-over-year, the magnitude of year-over-year price changes moved lower. In managing risk exposure to subprime and Alt-A mortgages, collateral performance and structural characteristics associated with the Company's various positions are taken into account.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. We define Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage-backed holdings and Alt-A mortgage-backed securities through other investments:

	Actual Cost		Book/Adjusted Carrying Value (Excluding Interest)		Fair Value		Other Than Temporary Impairment Losses Recognized
	(In Thousands)						
December 31, 2014							
Residential mortgage backed securities	$	64,287	$	56,413	$	62,294	$ 365
Structured securities		321,367		242,876		270,103	—
Total	$	385,654	$	299,289	$	332,397	$ 365
December 31, 2013							
Residential mortgage backed securities	$	63,550	$	61,319	$	65,368	$ 3,363
Structured securities		271,453		293,240		302,338	7,520
Total	$	335,003	$	354,559	$	367,706	$ 10,883
December 31, 2012							
Residential mortgage backed securities	$	80,404	$	79,055	$	77,677	$ 3,325
Structured securities		615,315		617,815		611,436	743
Total	$	695,719	$	696,870	$	689,113	$ 4,068

The Company did not have underwriting exposure to subprime mortgage risk through Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2014.

(Dollar amounts in millions, unless otherwise stated)

The following table details the Company's exposure to structured notes as of December 31, 2014:

CUSIP Identification	Actual Cost	Fair Value	Book/Adjusted Carrying Value	Mortgage-Referenced Security (Y/N)
		(In Thousands)		
001957BD0	$ 3,985	$ 5,292	$ 3,916	N
026874BS5	7,416	9,720	7,408	N
03938LAS3	12,893	13,130	12,940	N
25156PAC7	4,545	5,434	4,408	N
37247DAG1	360	1,845	371	N
416515AW4	2,398	2,748	2,398	N
53079EAR5	978	1,544	978	N
749769AA3	12,832	13,390	12,839	N
830505AM5	5,000	5,025	4,854	N
89352HAC3	5,071	4,825	5,036	N
903312AA4	1,638	2,250	1,704	N
96122CAA2	7,405	8,160	7,370	N
98877CAA5	5,000	5,325	5,000	N
ED8307396	1,222	1,278	1,229	N
EF3202449	13,593	14,363	13,545	N
Total	$ 84,336	$ 94,329	$ 83,996	XXX

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system.

The Company's loans on real estate are all commercial mortgage loans, held for investment, which totaled $1,144.2 and $812.3 as of December 31, 2014 and 2013, respectively. The carrying value of these loans is reported at amortized cost, less impairment write-downs.

The maximum and minimum lending rates for long-term mortgage loans acquired or made during 2014 were 8.7% and 2.9%.

Taxes, assessments and any amounts advanced and not included in the mortgage loan total were $0.0 and $0.0 as of December 31, 2014 and 2013, respectively.

Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally the coverage is "all risk" at a level equal to the replacement cost of the

(Dollar amounts in millions, unless otherwise stated)

improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

During 2014, the maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 81.3% on commercial properties.

(Dollar amounts in millions, unless otherwise stated)

The following table shows an age analysis of mortgage loans by type as of December 31, 2014 and 2013:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
					(In Thousands)		
December 31, 2014							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$1,144,203	$ —	$1,144,203
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%
December 31, 2013							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$ 812,273	$ —	$ 812,273
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%

31

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company with or without an allowance for credit losses as of December 31, 2014 and 2013:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
				(In Thousands)			
December 31, 2014							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	3,410	—	3,410
December 31, 2013							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	4,687	—	4,687

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company and the related average recorded investment, the interest income recognized and the investments on nonaccrual status pursuant to SSAP No. 34, *Investment Income Due and Accrued* as of December 31, 2014, 2013 and 2012:

| | | Residential | | Commercial | | | |
	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
			(In Thousands)				
December 31, 2014							
Average recorded investment	$ —	$ —	$ —	$ —	$ 4,049	$ —	$ 4,049
Interest income recognized	—	—	—	—	224	—	224
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	208	—	208
December 31, 2013							
Average recorded investment	$ —	$ —	$ —	$ —	$ 2,343	$ —	$ 2,343
Interest income recognized	—	—	—	—	131	—	131
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	131	—	131
December 31, 2012							
Average recorded investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest income recognized	—	—	—	—	—	—	—
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	—	—	—

The Company recognizes interest income on its impaired loans upon receipt.

The Company has no allowances for credit losses as of December 31, 2014 and 2013.

(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains and Losses

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR are as follows:

		December 31				
		2014		**2013**		**2012**
		(In Thousands)				
Realized capital gains	$	22,340	$	40,454	$	312,474
Amount transferred to IMR (net of related taxes of						
$4,854 in 2014, $(1,885) in 2013 and $114,843 in 2012)		(9,015)		3,501		(213,280)
Federal income tax benefit (expense)		16,660		26,748		(105,192)
Net realized capital gains (losses)	$	29,985	$	70,703	$	(5,998)

Realized capital losses include losses of $3.4, $19.2 and $15.2 related to securities that have experienced an other than temporary decline in value during 2014, 2013 and 2012, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $1.8 billion, $2.6 billion and $2.6 billion in 2014, 2013 and 2012, respectively. Gross gains of $79.1, $125.5 and $375.5 and gross losses of $25.5, $17.7 and $19.8 during 2014, 2013 and 2012, respectively, were realized on those sales. A portion of the gains and losses realized in 2014, 2013 and 2012 has been deferred to future periods in the IMR.

During 2013, the Company received a distribution of cash and securities in conjunction with a Lehman Brothers bankruptcy settlement ("Lehman Recovery"). In 2008, Lehman Brothers acted as a prime broker for assets held in a partnership owned by the Company. These partnership assets were subsequently written down to the then-assumed realizable value. The amount of the distributions in excess of the book value of these assets of $49.9 was recognized as Net Realized Capital Gains in the 2013 statement of operations.

(Dollar amounts in millions, unless otherwise stated)

There were no OTTI's recognized by the Company in 2014 due to intent to sell or inability or lack of intent to hold to recovery.

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") during 2013 due to intent to sell or inability or lack of intent to hold to recovery in 2013:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 32,357	$ 7,277	$ —	$ 25,080
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 32,357	$ 7,277	$ —	$ 25,080
Fourth quarter:				
Aggregate intent to sell	$ 14,093	$ 1,982	$ —	$ 12,111
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 14,093	$ 1,982	$ —	$ 12,111
Total	N/A	$ 9,259	$ —	N/A

There were no OTTI's recognized by the Company in the second and third quarters of 2013 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2012 due to intent to sell or inability or lack of intent to hold to recovery in 2012:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	1,554	19	—	1,535
Total first quarter	$ 1,554	$ 19	$ —	$ 1,535
Second quarter:				
Aggregate intent to sell	$ 16,040	$ 746	$ —	$ 15,294
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 16,040	$ 746	$ —	$ 15,294
Total	N/A	$ 765	$ —	N/A

There were no OTTI's recognized by the Company in the third and fourth quarters of 2012 due to intent to sell or inability or lack of intent to hold to recovery.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2014

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, in 2014:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
			(In Thousands)			
16165MAD0	$ 1,107	$ 1,089	$ 18	$ 1,089	$ 950	3/31/2014
225458PN2	210	208	2	208	184	3/31/2014
38374L2N0	9	6	3	6	6	3/31/2014
45660LSP5	866	859	7	859	721	3/31/2014
52521JAP4	4	3	—	3	3	3/31/2014
751155AN2	634	633	1	633	520	3/31/2014
94985JCD0	1,636	1,540	96	1,540	1,488	3/31/2014
12669FXP3	272	258	15	258	241	6/30/2014
16165MAD0	1,066	1,044	21	1,044	925	6/30/2014
225458PN2	197	195	2	195	173	6/30/2014
31359XZY8	4	2	2	2	2	6/30/2014
3136FCM45	112	90	22	90	90	6/30/2014
31393Y7B5	1,915	1,753	161	1,753	1,753	6/30/2014
45660LSP5	846	823	23	823	715	6/30/2014
74922RAH3	656	637	19	637	517	6/30/2014
751155AN2	608	604	4	604	483	6/30/2014
93934NAA3	678	669	9	669	659	6/30/2014
16165MAD0	998	954	44	954	833	9/30/2014
225458PN2	190	189	1	189	167	9/30/2014
45660LSP5	808	805	3	805	694	9/30/2014
74922RAH3	619	567	52	567	532	9/30/2014
751155AN2	584	549	35	549	489	9/30/2014
75116CAA4	467	447	20	447	384	9/30/2014
93934NAA3	661	637	24	637	637	9/30/2014
94985JCD0	1,339	1,307	33	1,307	1,307	9/30/2014
16165MAD0	922	920	2	920	766	12/31/2014
225458PN2	183	181	2	181	159	12/31/2014
45660LSP5	779	766	12	766	676	12/31/2014
751155AN2	535	530	5	530	468	12/31/2014
75116CAA4	435	434	1	434	369	12/31/2014
92925DAA8	611	607	4	607	604	12/31/2014
93934NAA3	623	585	38	585	595	12/31/2014
Total			$ 681			

37

(Dollar amounts in millions, unless otherwise stated)

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $0.7, $4.7 and $11.4 in 2014, 2013 and 2012, respectively.

The following table discloses, in the aggregate, all structured securities in an unrealized loss position subject to SSAP No. 43R for which an OTTI has not been recognized in earnings as a realized loss, including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2014	
	Aggregate Amount of Unrealized Losses	**Aggregate Fair Value of Securities with Unrealized Losses**
	(In Thousands)	
Less than 12 months	$ 477	$ 34,278
Greater than 12 months	8,396	121,883
Total	$ 8,873	$ 156,161

Impairments on joint venture, partnerships and limited liability company holdings are taken when the market value is less than 90% of book value, and it is determined that the decline below book value is not recoverable. The fair value of these investments is based upon the Company's overall proportional ownership interest in the underlying partnership. The investment and the amount of the impairments for the years ended December 31, 2014, 2013 and 2012 are as follows:

Description	Amount of Impairment		
	2014	**2013**	**2012**
	(In Thousands)		
AUDAX MEZZANINE FUND, LP PRVT	$ 60	$ 131	$ —
GREEN MOUNTAIN INVESTORS II, LP PRVT	12	255	401
ENERVEN COMPRESSION LLC (BALP) PRVT	—	6,194	—
Total	$ 72	$ 6,580	$ 401

(Dollar amounts in millions, unless otherwise stated)

Investment Income

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | | |
	2014	2013	2012
	(In Thousands)		
Income:			
Equity securities	$ 1,800	$ 2,010	$ 2,844
Bonds	505,789	574,207	635,944
Mortgage loans	53,259	50,581	67,220
Derivatives	(29,207)	(53,709)	(76,396)
Contract loans	53,785	55,774	59,548
Other	20,137	13,270	19,047
Total investment income	605,563	642,133	708,207
Investment expenses	(21,086)	(22,868)	(28,880)
Net investment income	$ 584,477	$ 619,265	$ 679,327

Affiliate Surplus Note

On December 17, 1996, the Company agreed to lend affiliate, VIAC, the principal sum of $35.0 plus interest through a surplus note approved by the Colorado Division of Insurance. Since the surplus note does not have an NAIC rating of 1, per SSAP No. 41, *Surplus Notes*, Paragraph 10.b.i.(b), a statement factor was established for the surplus note of 1.0 as a multiple of the face amount for the years ended 2014 and 2013, respectively. The carrying value of the surplus note at December 31, 2014 and 2013 was $35.0 and $35.0, respectively. Interest is due to the Company quarterly at the rate of 7.979% per annum, until the principal is paid by VIAC. The scheduled maturity date is December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders of VIAC in the event of (a) the institution of bankruptcy, reorganization, insolvency, or a liquidation proceedings by or against VIAC, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of VIAC's properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest paid from VIAC to the Company was $2.8 for each period ended December 31, 2014, 2013 and 2012.

Reverse Repurchase Agreements and Securities Lending

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2014 and 2013, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

(Dollar amounts in millions, unless otherwise stated)

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2014 and 2013, the Company did not have any securities pledged under repurchase agreements.

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

The aggregate amount of collateral received, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2014 and 2013 are shown below:

| | At December 31, 2014 | | At December 31, 2013 | |
	Repurchase Agreements	Securities Lending	Repurchase Agreements	Securities Lending
	(In Thousands)			
Open	$ —	$ 67,435	$ —	$ 41,751
30 days or less	—	—	—	—
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
Greater than 90 days	—	—	—	—
Securities received	—		—	—
Total collateral received	$ —	$ 67,435	$ —	$ 41,751

The Company uses cash collateral received for income generation and general liquidity purposes. At the end of the loan term, the Company will take back its securities, and the counterparty will receive the amount loaned, together with the agreed upon interest.

The Company had loaned securities under securities lending agreements, which are reflected as invested assets on the balance sheet, with a fair value of approximately $65.4 and $40.2 at December 31, 2014 and 2013, respectively.

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2014 and 2013 are shown below:

| | Repurchase Agreements | | Securities Lending | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
At December 31, 2014				
Open	$ —	$ —	$ —	$ —
30 days or less	—	—	67,439	67,439
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
91 to 120 days	—	—	—	—
121 to 180 days	—	—	—	—
181 to 365 days	—	—	—	—
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ —	$ —	$ 67,439	$ 67,439
At December 31, 2013				
Open	$ —	$ —	$ —	$ —
30 days or less	—	—	41,753	41,753
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
91 to 120 days	—	—	—	—
121 to 180 days	—	—	—	—
181 to 365 days	—	—	—	—
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ —	$ —	$ 41,753	$ 41,753

The Company had no collateral for transactions that extended beyond on year from the reporting date at December 31, 2014 and 2013.

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Federal Home Loan Bank Agreements

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). Through its membership, the Company has conducted business (issued funding agreements) with the FHLB. It is part of the Company's strategy to utilize these funds for spread lending purposes. The Company has determined the estimated maximum borrowing capacity as $5.1 billion. The Company has the ability to obtain funding from the FHLB based on a percentage of the value of its assets and subject to the availability of eligible collateral. The limit across all programs is potentially up to 40% of the general total net admitted assets, excluding separate accounts, of the Company, one quarter in arrears, based on credit approval from FHLB of Topeka.

The amount of FHLB capital stock held by the Company is as follows:

	2014			2013		
	General Account	Separate Account	Total	General Account	Separate Account	Total
	(In Thousands)					
Membership stock - Class A	$ 500	$ —	$ 500	$ 500	$ —	$ 500
Activity stock	17,500	—	17,500	34,500	—	34,500
Excess stock	317	—	317	448	—	448
Aggregate total	$ 18,317	$ —	$ 18,317	$ 35,448	$ —	$ 35,448

All FHLB membership stock is not eligible for redemption.

The amount of collateral pledged to FHLB at the the end of the reporting period, and the maximum amount that was pledged to FHLB during the reporting period is as follows:

	Amount Pledged at End of Reporting Period			Maximum Amount Pledged During Reporting Period		
	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing
	(In Thousands)					
As of December 31, 2014						
General account	$ 494,953	$ 404,050	$ 400,000	$ 892,482	$ 769,220	$ 700,000
Separate account	—	—	—	—	—	—
Total	$ 494,953	$ 404,050	$ 400,000	$ 892,482	$ 769,220	$ 700,000
As of December 31, 2013						
General account	$ 772,446	$ 681,531	$ 700,000	$ 1,330,704	$ 1,138,410	$ 1,100,000
Separate account	—	—	—	—	—	—
Total	$ 772,446	$ 681,531	$ 700,000	$ 1,330,704	$ 1,138,410	$ 1,100,000

(Dollar amounts in millions, unless otherwise stated)

The amount borrowed from the FHLB at the the end of the reporting period is as follows:

	General Account	Separate Account	Total	Funding Agreements Reserves Established
			(In Thousands)	
As of December 31, 2014				
Debt	$ —	$ —	$ —	XXX
Funding agreements	400,000	—	400,000	$ 359,956
Other	—	—	—	XXX
Aggregate total	$ 400,000	$ —	$ 400,000	$ 359,956
As of December 31, 2013				
Debt	$ —	$ —	$ —	XXX
Funding agreements	700,000	—	700,000	$ 606,560
Other	—	—	—	XXX
Aggregate total	$ 700,000	$ —	$ 700,000	$ 606,560

The maximum amount the general account borrowed from FHLB during the reporting period was $700.0.

The Company's current FHLB borrowings are not subject to prepayment penalties.

(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The following table shows assets pledged as collateral or restricted at December 31, 2014:

	Gross Restricted									
	General Account		Separate Account							
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Total Assets	Supporting General Account Activity**	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
				(In Thousands)						
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	— %	—%
Collateral held under security lending agreements	64,193	—	—	—	64,193	41,785	22,408	64,193	0.4 %	0.5%
Subject to repurchase agreements	—	—	—	—	—	—	—	—	— %	—%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	—	— %	—%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	—	— %	—%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	—	— %	—%
Placed under option contracts	—	—	—	—	—	—	—	—	— %	—%
Letter stock or securities restricted as to sale-excluding FHLB capital stock	—	—	—	—	—	—	—	—	— %	—%
FHLB capital stock	18,317	—	—	—	18,317	35,448	(17,131)	18,317	0.1 %	0.1%
On deposit with states	26,401	—	—	—	26,401	26,341	60	26,401	0.2 %	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	—	— %	—%
Pledged as collateral to FHLB (including assets backing funding agreements)	404,050	—	—	—	404,050	681,531	(277,481)	404,050	2.8 %	2.8%
Pledged as collateral not captured in other categories										
Derivative pledged collateral	35,832	—	—	—	35,832	109,257	(73,425)	35,832	0.2 %	0.3%
Municipal GICs Collateral	—	—	—	—	—	29,900	(29,900)	—	— %	—%
Subtotal	35,832	—	—	—	35,832	139,157	(103,325)	35,832	0.2 %	0.3%
Other restricted assets	—	—	—	—	—	—	—	—	— %	—%
Total Restricted Assets	$ 548,793	$ —	$ —	$ —	$ 548,793	$ 924,262	$ (375,469)	$ 548,793	3.7 %	3.9%

* Subset of Total General Account Gross Restricted Assets

** Subset of Total Separate Account Restricted Assets

(Dollar amounts in millions, unless otherwise stated)

The following table shows assets pledged as collateral or restricted at December 31, 2013:

| | Gross Restricted | | | | | | | | | |
| | General Account | | Separate Account | | | | | | | |
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Total Assets	Supporting General Account Activity**	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
					(In Thousands)					
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	0.0%	0.0%
Collateral held under security lending agreements	41,785	—	—	—	41,785	102,149	(60,364)	41,785	0.3%	0.3%
Subject to repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Placed under option contracts	—	—	—	—	—	—	—	—	0.0%	0.0%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	—	—	—	—	—	—	—	—	0.0%	0.0%
FHLB capital stock	35,448	—	—	—	35,448	55,731	(20,283)	35,448	0.2%	0.2%
On deposit with states	26,341	—	—	—	26,341	25,784	557	26,341	0.2%	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	—	0.0%	0.0%
Pledged as collateral not captured in other categories										
Derivative pledged collateral	109,257	—	—	—	109,257	229,921	(120,664)	109,257	0.7%	0.7%
FHLB Collateral	681,531	—	—	—	681,531	996,954	(315,423)	681,531	4.5%	4.5%
Municipal GICs Collateral	29,900	—	—	—	29,900	79,394	(49,494)	29,900	0.2	0.2
Subtotal	820,688	—	—	—	820,688	1,306,269	(485,581)	820,688	5.5%	5.5%
Total restricted assets	$ 924,262	$ —	$ —	$ —	$ 924,262	$1,489,933	$ (565,671)	$ 924,262	6.1%	6.1%

* Subset of Total General Account Gross Restricted Assets

** Subset of Total Separate Account Restricted Assets

Low-Income Housing Tax Credits

The Company had a carrying value of $1.2 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2014. The tax credits are expected to expire in 2020. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

During 2013, the Company received a distribution of cash and securities in conjunction with a Lehman Brothers bankruptcy settlement ("Lehman Recovery"). In 2008, Lehman Brothers acted as a prime broker for assets held in a partnership owned by the Company. These partnership

(Dollar amounts in millions, unless otherwise stated)

assets were subsequently written down to the then-assumed realizable value. The amount of the current distribution in excess of the book value of these assets of $49.9 was recognized as net realized capital gains on the summary of operations.

Troubled Debt Restructuring

The Company has high quality, well performing, portfolios of commercial mortgage loans and private placement debts. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

At December 31, 2014, the Company had 20 commercial mortgage loan troubled debt restructurings with pre-modification and post-modification carrying value of $4.9.

The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized loans made to single asset limited liability companies which are all owned by the same sponsor. Between the date of the troubled debt restructuring and December 31, 2014, these loans have repaid $1.5 in principal.

As of the years ended December 31, 2014 and 2013, the Company's total recorded investment in restructured debts was $3.4 and $4.7, respectively. The Company realized losses related to these investments of $0.0, $0.0, and $0.2 during 2014, 2013, and 2012, respectively.

The Company has no contractual commitments to extend credit to debtors owing receivables whose terms have been modified in troubled debt restructurings.

The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

(Dollar amounts in millions, unless otherwise stated)

4. **Derivative Financial Instruments Held for Purposes Other than Trading**

Upfront fees paid or received on derivative contracts are included on the balance sheets and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheets. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized to investment income.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA ") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported on the balance sheet. As of December 31, 2014, the Company held $39.5 and pledged $3.1, of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2014, the Company delivered securities as collateral of $35.8 and held $11.4 of securities as collateral. As of December 31, 2013, the Company held $22.7 and pledged $0.2, of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2013, the Company delivered securities as collateral of $109.3 and held $5.2 of securities as collateral.

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract

(Dollar amounts in millions, unless otherwise stated)

is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of contract. At December 31, 2014, the total amount would be $125.0.

The table below summarizes the Company's derivative contracts at December 31, 2014 and 2013:

	Notional Amount		Carrying Value		Fair Value	
			(In Thousands)			
December 31, 2014						
Derivative contracts:						
Credit contracts	$	125,000	$	195	$	2,374
Equity contracts		341,882		59,806		59,806
Foreign exchange contracts		85,149		—		2,756
Interest rate contracts		5,554,506		2,846		(47,486)
Total return swaps		785,995		(66,462)		(66,462)
Total derivatives	$	6,892,532	$	(3,615)	$	(49,012)
December 31, 2013						
Derivative contracts:						
Credit contracts	$	125,000	$	248	$	2,607
Equity contracts		239,089		39,389		39,389
Foreign exchange contracts		103,640		—		(6,454)
Interest rate contracts		6,348,261		(31,444)		(155,150)
Total derivatives	$	6,815,990	$	8,193	$	(119,608)

The net loss recognized by the Company in unrealized gains and losses for the year ended December 31, 2014 resulting from derivatives that no longer qualify for hedge accounting is $0.0.

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $275.3 and $221.8 and an aggregate fair value of $325.5 and $256.5 at December 31, 2014 and 2013, respectively. Those holdings amounted to 3.1% of the Company's investments in bonds and 2.2% of total admitted assets at December 31, 2014. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $96.2 and $163.1 with an aggregate NAIC fair value of $100.6 and $164.7 at December 31, 2014 and 2013, respectively. The carrying value of these holdings amounted to 1.1% of the Company's investment in bonds and 0.8% of the Company's total admitted assets at December 31, 2014.

(Dollar amounts in millions, unless otherwise stated)

The Company's commercial mortgage loan portfolio is diversified by geographic region and property type to manage concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. This review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The Company rates all commercial mortgages to quantify the level of risk. The Company places those loans with higher risk on a watch list and closely monitors these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest.

(Dollar amounts in millions, unless otherwise stated)

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are presented below:

	2014		2013	
	Carrying Value	**%**	**Carrying Value**	**%**
	(In Thousands)		*(In Thousands)*	
Origination Loan-to-Value				
0% - 50%	$ 229,934	20.1%	$ 220,281	27.1%
50% - 60%	215,606	18.8%	197,395	24.3%
60% - 70%	548,323	47.9%	256,667	31.6%
70% - 80%	149,551	13.1%	137,930	17.0%
80% - 90%	789	0.1%	—	—%
Total	$ 1,144,203	100.0%	$ 812,273	100.0%
Debt Service Coverage Ratio				
Greater than 1.5x	$ 723,801	63.3%	$ 403,318	49.7%
1.25x to 1.5x	204,987	17.9%	176,930	21.8%
1.0x to 1.25x	147,391	12.9%	197,613	24.3%
Less than 1.0x	65,885	5.7%	34,380	4.2%
Not Applicable	2,139	0.2%	32	—%
Total	$ 1,144,203	100.0%	$ 812,273	100.0%

If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's mortgage loan portfolio diversification by property type:

Property Type	As of December 31, 2014		As of December 31, 2013	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Apartments	$ 252,439	22.1%	$ 150,797	18.6%
Hotel/Motel	21,098	1.8%	11,474	1.3%
Industrial	194,276	17.0%	230,361	28.4%
Mixed Use	59,698	5.2%	25,134	3.1%
Office	156,742	13.7%	85,933	10.6%
Other	35,398	3.1%	13,559	1.7%
Retail	424,552	37.1%	295,015	36.3%
Total	$ 1,144,203	100.0%	$ 812,273	100.0%

The following table shows the Company's mortgage loan portfolio diversification by region:

Region	As of December 31, 2014		As of December 31, 2013	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Pacific	$ 295,056	25.8%	$ 189,281	23.3%
South Atlantic	187,346	16.4%	176,796	21.8%
West South Central	51,727	4.5%	29,115	3.6%
East North Central	152,519	13.3%	72,457	8.9%
Middle Atlantic	228,999	20.0%	142,970	17.6%
Mountain	83,431	7.3%	53,433	6.5%
West North Central	75,136	6.6%	63,130	7.8%
New England	47,922	4.2%	65,847	8.1%
East South Central	22,067	1.9%	19,244	2.4%
Total	$ 1,144,203	100.0%	$ 812,273	100.0%

(Dollar amounts in millions, unless otherwise stated)

The following table shows the carrying value of the Company's mortgage loan portfolio breakdown by year of origination:

Year of Origination	2014	2013
	(In Thousands)	
2014	$ 489,613	$ —
2013	211,637	219,305
2012	12,864	13,513
2011	18,668	19,730
2010	6,513	7,979
2009	1,797	1,919
2008 and prior	403,111	549,827
Total	$ 1,144,203	$ 812,273

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2014

(Dollar amounts in millions, unless otherwise stated)

6. Reserves

At December 31, 2014 and 2013, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent of Total
		(In Thousands)			
December 31, 2014					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 852,128	$ —	$ —	$ 852,128	55.7%
At book value less surrender charge	1,356	—	—	1,356	0.1
At fair value	—	—	8,759	8,759	0.6
Subtotal	853,484	—	8,759	862,243	56.4
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	130,435	—	—	130,435	8.5
Not subject to discretionary withdrawal	537,785	—	—	537,785	35.1
Total annuity reserves and deposit fund liabilities before reinsurance	1,521,704	—	8,759	1,530,463	100.0%
Less reinsurance ceded	2,650	—	—	2,650	
Net annuity reserves and deposit fund liabilities	$ 1,519,054	$ —	$ 8,759	$ 1,527,813	
December 31, 2013					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 1,041,694	$ —	$ —	$ 1,041,694	50.0%
At book value less surrender charge	1,524	—	—	1,524	0.1
At fair value	—	—	9,058	9,058	0.4
Subtotal	1,043,218	—	9,058	1,052,276	50.5
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	117,805	—	—	117,805	5.7
Not subject to discretionary withdrawal	912,905	—	—	912,905	43.8
Total annuity reserves and deposit fund liabilities before reinsurance	2,073,928	—	9,058	2,082,986	100.0%
Less reinsurance ceded	2,813	—	—	2,813	
Net annuity reserves and deposit fund liabilities	$ 2,071,115	$ —	$ 9,058	$ 2,080,173	

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2014 and 2013 are as follows:

| | 2014 | | 2013 | |
	Gross	Net of Loading	Gross	Net of Loading
	(In Thousands)			
Ordinary new business	$ (24,323)	$ (24,323)	$ —	$ —
Ordinary renewal	(15,100)	(13,878)	30,479	29,336
Group life	25	20	—	—
Total	$ (39,398)	$ (38,181)	$ 30,479	$ 29,336

7. Employee Benefit Plans

Defined Benefit Plan: VSC sponsors the Voya Retirement Plan (the "Qualified Plan") The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Each participant in the Qualified Plan (except for certain specified employees) earns a benefit under a final average pay ("FAP") formula. The costs allocated to the Company for its employees' participation in the Qualified Plan were $0.7, $0.4 and $3.3 for 2014, 2013 and 2012, respectively. VSC is responsible for all Qualified Plan liabilities.

Beginning January 1, 2012, the Qualified Plan implemented a cash balance pension formula instead of a FAP formula, allowing all eligible employees to participate in the Qualified Plan, this new cash balance pension formula. Participants earn a credit equal to 4% of eligible pay. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employment. For participants in the Qualified Plan, as of December 31, 2011, there was a two-year transition period from the Qualified Plan's FAP formula to the cash balance pension formula. In accordance with the requirements of SSAP No. 89, *Accounting for Pensions, A Replacement of SSAP No. 8* ("SSAP No. 89"), the Company obtained Board of Directors approval on November 10, 2011.

Defined Contribution Plans: VSC sponsors the Voya 401(k) Savings Plan (the "Savings Plan"). Substantially all employees of VSC and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. VSC matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $1.1, $1.5 and $1.5 for 2014, 2013 and 2012, respectively.

(Dollar amounts in millions, unless otherwise stated)

Omnibus Plan: Certain employees of the Company participate in the Voya Financial, Inc. 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") with respect to awards granted in 2013 and 2014. Certain employees also participate in various ING share-based compensation plans with respect to awards granted prior to 2013. Certain employees of the Company received awards under ING share-based compensation plans during 2013; however, such awards were converted into Performance Share Units ("PSUs") or restricted stock units ("RSUs") of the Voya Financial, Inc. common stock under the Omnibus Plan upon the closing of the IPO in May 2013.

The costs allocated to the Company under these holding company arrangements for employee participation were $5.5, $4.0 and $1.9 for 2014, 2013 and 2012, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with VSC, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The Company uses a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants.

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in other liabilities and totaled $5.6 and $7.1 for the years ended December 31, 2014, and 2013, respectively.

As of August 1, 2009, Voya's Post Retirement Welfare ("PRW") Plans are no longer eligible for the Medicare Drug Subsidy (RDS) that was being shared with retirees and beneficiaries. The 2015 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is $0.0.

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the non-qualified defined benefit and other postretirement benefit plans are as follows:

	Overfunded			Underfunded		
	2014	**2013**	**2012**	**2014**	**2013**	**2012**
	(In Thousands)					
Pension Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 15,827	$ 20,788	$ 18,794
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	758	819	867
Contribution by plan participants	—	—	—	—	—	—
Actuarial loss (gain)	—	—	—	3,640	(4,242)	2,503
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	(1,442)	(1,538)	(1,376)
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 10,866	$ 15,827	$ 20,788
Postretirement Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 932	$ 1,185	$ 1,260
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	28	44	55
Contribution by plan participants	—	—	—	46	57	66
Actuarial loss (gain)	—	—	—	(256)	(203)	7
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	(157)	(151)	(203)
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 679	$ 932	$ 1,185
Postemployment & Compensated Absence Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 12	$ —	$ —
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	—	—	—
Contribution by plan participants	—	—	—	—	—	—
Actuarial loss (gain)	—	—	—	(12)	12	—
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	—	—	—
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ —	$ 12	$ —

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2014

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

	Pension Benefits			Postretirement Benefits			Postemployment		
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(In Thousands)								
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Actual return on plan assets	—	—	—	—	—	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—	—	—	—	—	—
Reporting entity contribution	1,442	1,538	1,376	111	94	137	—	—	—
Plan participants' contributions	—	—	—	46	57	66	—	—	—
Benefits paid	(1,442)	(1,538)	(1,376)	(157)	(151)	(203)	—	—	—
Business combinations, divestitures and settlements	—	—	—	—	—	—	—	—	—
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

The funded status of the plans are as follows:

	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
	(In Thousands)					
Overfunded						
Assets (nonadmitted)						
Prepaid benefit costs	$ —	$ —	$ —	$ —	$ —	$ —
Overfunded plan assets	—	—	—	—	—	—
Total assets (nonadmitted)	$ —	$ —	$ —	$ —	$ —	$ —
Underfunded						
Liabilities recognized						
Accrued benefit costs	$ 10,056	$ 10,196	$ 9,693	$ 3,856	$ 4,297	$ 4,660
Liability for pension benefits	8,727	5,631	11,095	(3,263)	(3,365)	(3,475)
Total liabilities recognized	$ 18,783	$ 15,827	$ 20,788	$ 593	$ 932	$ 1,185
Unrecognized liabilities	$ —	$ —	$ —	$ —	$ —	$ —

(Dollar amounts in millions, unless otherwise stated)

The amount of the net periodic benefit cost recognized is shown below:

	Pension Benefits			Postretirement Benefits			Postemployment & Compensated Absence Benefits		
	2014	2013	2012	2014	2013	2012	2014	2013	2012
				(In Thousands)					
Service cost	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest cost	758	819	867	28	44	55	—	—	—
Expected return on plan assets	—	—	—	—	—	—	—	—	—
Transition asset or obligation	577	577	577	—	—	—	—	—	—
Gains and losses	45	723	435	(261)	(215)	(295)	(12)	12	—
Prior service cost or credit	(78)	(78)	(78)	(98)	(98)	(98)	—	—	—
Gain or loss recognized due to a settlement or curtailment	—	—	—	—	—	—	—	—	—
Total net periodic benefit cost	$ 1,302	$ 2,041	$ 1,801	$ (331)	$ (269)	$ (338)	$ (12)	$ 12	$ —

The amounts in unassigned funds (surplus) recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
			(In Thousands)			
Items not yet recognized - prior year	$ 5,631	$ 11,095	$ 9,526	$ (3,366)	$ (3,476)	$ (3,876)
Net transition asset or obligation recognized	(577)	(577)	(577)	—	—	—
Net prior service cost or credit arising during the period	—	—	—	—	—	—
Net prior service cost or credit recognized	78	78	78	98	98	98
Net gain and loss arising during period	3,640	(4,242)	2,503	(256)	(203)	7
Net gain and loss recognized	(45)	(723)	(435)	261	215	295
Items not yet recognized - current year	$ 8,727	$ 5,631	$ 11,095	$ (3,263)	$ (3,366)	$ (3,476)

The amounts in unassigned funds (surplus) expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
			(In Thousands)			
Net transition asset or obligation recognized	$ 577	$ 577	$ 577	$ —	$ —	$ —
Net prior service cost or credit	(60)	(78)	(78)	(98)	(98)	(98)
Net recognized gains and losses	567	45	723	(196)	(219)	(260)

(Dollar amounts in millions, unless otherwise stated)

The amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2014	2013	2012	2014	2013	2012
	(In Thousands)					
Net transition asset or obligation	$ 3,460	$ 4,036	$ 4,613	$ —	$ —	$ —
Net prior service cost or credit	(197)	(274)	(352)	(791)	(888)	(987)
Net recognized gains and losses	5,464	1,869	6,834	(2,472)	(2,476)	(2,489)

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plan as of December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Weighted average discount rate	4.36%	4.95%	4.05%
Rate of increase in compensation level	4.00%	4.00%	4.00%

Assumptions used in determining expense for the defined benefit plans and other benefit plan as of December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Weighted average discount rate	4.95%	4.05%	4.75%
Rate of increase in compensation level	4.00%	4.00%	4.00%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.40%, decreasing gradually to 7.09% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2014 by $0.0. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2014 by $0.0.

The amount of accumulated benefit obligation for defined benefit pension plans was $18.8 and $15.8 for the years ended December 31, 2014 and 2013, respectively.

Voya Financial, Inc. does not subsidize retiree medical benefit coverage for retirements that occur after October 1, 2009. Coverage for Medicare eligible retirees is provided through a fully insured Medicare Advantage plan.

The Company does not have any regulatory contribution requirements for 2015, and the Company currently intends to make voluntary contributions to the non-qualified defined benefit pension plan for 2015 of $1.1.

(Dollar amounts in millions, unless otherwise stated)

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2015	$ 1,118
2016	1,185
2017	1,198
2018	1,164
2019	1,214
2020 through 2024	6,312

The Company's expected future contributions are equal to its expected future benefit payments. The Company's 2015 future expected contribution is $1.1.

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of separate accounts business is as follows:

	Non-Guaranteed Separate Accounts
	(In Thousands)
December 31, 2014	
Premium, consideration or deposits for the year	$ 84,503
Reserves for separate accounts with assets at:	
Fair value	$ 1,403,760
Amortized cost	—
Total reserves	$ 1,403,760
Reserves for separate accounts by withdrawal characteristics:	
At book value without market value adjustment and with current surrender charge of 5% or more	$ 178,012
At market value	8,759
At book value without market value adjustment and with current surrender charge less than 5%	1,216,989
Subtotal	$ 1,403,760
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,403,760
December 31, 2013	
Premium, consideration or deposits for the year	$ 93,227
Reserves for separate accounts with assets at:	
Fair value	$ 1,404,286
Amortized cost	—
Total reserves	$ 1,404,286
Reserves for separate accounts by withdrawal characteristics:	
At book value without market value adjustment and with current surrender charge of 5% or more	$ 210,309
At market value	9,058
At book value without market value adjustment and with current surrender charge less than 5%	1,184,919
Subtotal	$ 1,404,286
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,404,286

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2014 and 2013, the Company reported assets and liabilities from Individual Annuity and Individual Life product lines in separate accounts.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2014

(Dollar amounts in millions, unless otherwise stated)

Assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type:

Product or Transaction	Legally Insulated Assets		Not Legally Insulated Assets	
	(In Thousands)			
December 31, 2014				
Individual Life	$	1,426,827	$	—
Individual Annuity		9,031		—
	$	1,435,858	$	—
December 31, 2013				
Individual Life	$	1,433,073	$	—
Individual Annuity		9,335		—
	$	1,442,408	$	—

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. As of December 31, 2014 and 2013, the general account of the Company had a maximum guarantee for separate account liabilities of $1.1 and $1.2, respectively.

To compensate the general account for the risk taken, the separate account paid the following amount in risk charges:

Year ended	Risk Charges	
	(In Thousands)	
2014	$	22
2013		19
2012		15
2011		15
2010		6

The Company's general account did not pay any separate account guarantees for the years ended December 31, 2014, 2013 and 2012.

The Company does not engage in securities lending transactions within its separate accounts.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2014

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | Year ended December 31 | | |
	2014	2013	2012
	(In Thousands)		
Transfers as reported in the summary of operations of the separate accounts statement:			
Transfers to separate accounts	$ 84,458	$ 93,243	$ 97,729
Transfers from separate accounts	(108,729)	(122,545)	(110,495)
Transfers as reported in the summary of operations	$ (24,271)	$ (29,302)	$ (12,766)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2014 and 2013 were as follows:

	Guaranteed Minimum Death Benefit
	(In Thousands)
December 31, 2014	
Separate account liability	$ 9,786
Gross amount of reserve	234
December 31, 2013	
Separate account liability	$ 9,335
Gross amount of reserve	269

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2014 and 2013 was $1.4 billion and $1.4 billion, respectively.

9. Federal Income Taxes

The Company files a consolidated federal income tax return with its direct parent, Voya Financial, Inc., and other United States ("U.S.") affiliates. In 2012 the Company had a written tax sharing agreement, approved by the Company's Board of Directors, which provided that each member of the consolidated return would reimburse Voya Financial, Inc. for its respective share of the consolidated federal income tax liability and would receive a benefit for its losses at the statutory rate. Effective January 1, 2013, the Company entered into a new tax sharing agreement, approved by the Company's Board of Directors, which provides that for 2013 and subsequent years, the Company will be allocated a tax liability based on its separate return tax liabilities. Any loss generated by the Company will only be benefited to the extent the consolidated tax group actually uses the tax benefit of the losses generated.

(Dollar amounts in millions, unless otherwise stated)

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	Voya II Custom Investments LLC
Directed Services LLC	Voya Financial Advisors, Inc.
IB Holdings LLC	Voya Financial Partners, LLC
IIPS of Florida, LLC	Voya Financial Products Company, Inc.
ILICA Inc.	Voya Financial, Inc.
Langhorne I, LLC	Voya Funds Services, LLC
Midwestern United Life Insurance Company	Voya Holdings Inc.
Pomona Management LLC	Voya Institutional Plan Services, LLC
Rancho Mountain Properties, Inc.	Voya Investment Trust Co.
ReliaStar Life Insurance Company	Voya Institutional Trust Company
ReliaStar Life Insurance Company of New York	Voya Insurance and Annuity Company
Roaring River, LLC	Voya Insurance Solutions, Inc.
Roaring River II, LLC	Voya International Nominee Holdings, Inc.
Roaring River III Holding, LLC	Voya Investment Management Alternative Assets LLC
Roaring River III, LLC	Voya Investment Management Co. LLC
Roaring River IV Holding, LLC	Voya Investment Management LLC
Roaring River IV, LLC	Voya Investments Distributor, LLC
Security Life Assignment Corp.	Voya Investments, LLC
Security Life of Denver Insurance Company	Voya Payroll Management, Inc.
Security Life of Denver International Limited	Voya Pomona Holdings LLC
SLDI Georgia Holdings, Inc.	Voya Realty Group LLC
Systematized Benefits Administrators, Inc.	Voya Retirement Advisors, LLC
Voya Alternative Asset Management LLC	Voya Retirement Insurance and Annuity Company
Voya America Equities, Inc.	Voya Services Company
Voya Capital, LLC	Whisperingwind III, LLC
Voya Custom Investments LLC	

Under the intercompany tax sharing agreement, the Company has a payable of $13.1 at December 31, 2014 and had a payable of $3.7 at December 31, 2013 to Voya Financial, Inc., an affiliate, for federal income taxes. See Note 16 for additional disclosures related to this tax sharing agreement.

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

	Year ended December 31		
	2014	**2013**	**2012**
	(In Thousands)		
Federal tax expense (benefit) on operations	$ 57,470	$ 94,775	$ (5,083)
Federal tax (benefit) expense on capital gains and losses	(16,660)	(26,748)	105,192
Total current tax expense incurred	$ 40,810	$ 68,027	$ 100,109

The components of the Net Deferred Tax Asset ("DTA") and Net Deferred Tax Liability ("DTL") at December 31, 2014 and 2013 are as follows:

	12/31/14			**12/31/13**			**Change**		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
Gross DTAs	$ 312,624	$ 180,963	$ 493,587	$ 341,010	$ 196,381	$ 537,391	$ (28,386)	$ (15,418)	$ (43,804)
Statutory valuation allowance adjustments	1,598	—	1,598	1,776	—	1,776	(178)	—	(178)
Adjusted gross DTAs	311,026	180,963	491,989	339,234	196,381	535,615	(28,208)	(15,418)	(43,626)
Nonadmitted DTAs	79,836	93,136	172,972	62,723	147,427	210,150	17,113	(54,291)	(37,178)
Subtotal net admitted DTAs	231,190	87,827	319,017	276,511	48,954	325,465	(45,321)	38,873	(6,448)
Deferred tax liabilities	132,345	30,920	163,265	162,276	28,321	190,597	(29,931)	2,599	(27,332)
Net admitted DTA (DTL)	$ 98,845	$ 56,907	$ 155,752	$ 114,235	$ 20,633	$ 134,868	$ (15,390)	$ 36,274	$ 20,884

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2014 and 2013 are as follows:

	12/31/2014			12/31/2013			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
					(In Thousands)				
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$ 9,796	$ —	$ 9,796	$ 1,611	$ —	$ 1,611	$ 8,185	$ —	$ 8,185
b. Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a)) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	89,049	56,907	145,956	112,624	20,633	133,257	(23,575)	36,274	12,699
1. Adjusted gross DTAs expected to be realized following the balance sheet date	98,845	56,907	155,752	114,235	20,633	134,868	(15,390)	36,274	20,884
2. Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	145,955	XXX	XXX	134,868	XXX	XXX	11,087
c. Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross deferred tax liabilities	132,345	30,920	163,265	162,276	28,321	190,597	(29,931)	2,599	(27,332)
d. Deferred tax assets admitted as the result of application SSAP No. 101 Total	$ 231,190	$ 87,827	$ 319,017	$ 276,511	$ 48,954	$ 325,465	$ (45,321)	$ 38,873	$ (6,448)

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation are as follows:

	2014	**2013**
	(Amounts in Thousands)	
Ratio percentage used to determine recovery period and threshold limitation amount	951.8%	926.5%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$ 1,039,178	$ 1,011,762

66

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	12/31/2014		12/31/2013		Change	
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	(Amounts in Thousands)					
Adjusted gross DTAs	$ 311,026	$ 180,963	$ 339,234	$ 196,381	$ (28,208)	$ (15,418)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	0.00%	82.91%	0.00%	85.58%	0.00%	(2.67)%
Net Admitted Adjusted Gross DTAs	$ 231,190	$ 87,827	$ 276,511	$ 48,954	$ (45,321)	$ 38,873
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	0.00%	64.79%	0.00%	42.15%	0.00%	22.64%

The Company's tax planning strategies do not include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

	2014	2013	Change
		(In Thousands)	
Deferred Tax Assets			
Ordinary:			
Discounting of unpaid losses	$ 356	$ 393	$ (37)
Unearned premium reserve	3	4	(1)
Policyholder reserves	114,213	112,921	1,292
Investments	98,995	124,217	(25,222)
Deferred acquisition costs	73,193	74,806	(1,613)
Policyholder dividends accrual	1,642	1,674	(32)
Compensation and benefits accrual	3,233	3,630	(397)
Pension accrual	9,894	8,586	1,308
Tax credit carry-forward	1,598	1,776	(178)
Prepayment	407	512	(105)
Other (including items <5% of total ordinary tax assets)	9,090	12,491	(3,401)
Subtotal	312,624	341,010	(28,386)
Statutory valuation allowance adjustment	1,598	1,776	(178)
Nonadmitted	79,836	62,723	17,113
Admitted ordinary deferred tax assets	$ 231,190	$ 276,511	$ (45,321)
Capital:			
Investments	$ 180,963	$ 196,381	$ (15,418)
Subtotal	180,963	196,381	(15,418)
Nonadmitted	93,136	147,427	(54,291)
Admitted capital deferred tax assets	87,827	48,954	38,873
Admitted deferred tax assets	$ 319,017	$ 325,465	$ (6,448)
Deferred Tax Liabilities			
Ordinary:			
Investments	$ 67,312	$ 79,500	$ (12,188)
Deferred and uncollected premiums	3,457	4,009	(552)
Policyholder reserves	19,657	39,944	(20,287)
Interest on surplus notes	41,919	38,787	3,132
Other (including items <5% of total ordinary tax liabilities)	—	36	(36)
Subtotal	$ 132,345	$ 162,276	$ (29,931)
Capital:			
Investments	$ 30,920	$ 28,321	$ 2,599
Subtotal	30,920	28,321	2,599
Total deferred tax liabilities	$ 163,265	$ 190,597	$ (27,332)
Net deferred tax assets/liabilities	$ 155,752	$ 134,868	$ 20,884

(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2014 and 2013, the Company had valuation allowances of was $1.6 and $1.8 respectively, that relate to foreign tax credits.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31					
	2014		**2013**		**2012**	
	Amount	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**
	(Amounts In Thousands)					
Ordinary income (loss)	$ 169,059		$ 23,951		$ (128,920)	
Capital losses	13,325		43,955		99,194	
Total pretax income (loss)	182,384		67,906		(29,726)	
Expected tax expense (benefit) at 35% statutory rate	63,834	35.0 %	23,767	35.0 %	(10,404)	35.0 %
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(3,097)	(1.7)%	(2,276)	(3.4)%	(3,488)	11.7 %
b. Interest maintenance reserve	17,722	9.7 %	16,208	23.9 %	88,717	(298.4)%
c. Reinsurance	3,448	1.9 %	(3,977)	(5.9)%	(2,455)	8.3 %
d. Interest in limited liability company	(33,622)	(18.4)%	217	0.3 %	—	— %
e. Prior year tax	(3,623)	(2.0)%	—	— %	—	— %
f. Other	(1,337)	(0.7)%	648	1.0 %	2,919	(9.8)%
Total income tax reported	$ 43,325	23.8 %	$ 34,587	50.9 %	$ 75,289	(253.3)%
Current income taxes incurred	$ 40,810	22.4 %	$ 68,027	100.2 %	$ 100,109	(336.8)%
Change in deferred income tax*	2,515	1.4 %	(33,440)	(49.2)%	(24,820)	83.5 %
Total income tax reported	$ 43,325	23.8 %	$ 34,587	50.9 %	$ 75,289	(253.3)%

* Excluding tax on unrealized gains (losses) and other surplus items.

As of December 31, 2014, there is no net operating loss carry forward. The Company has a foreign tax credit carry forward of $1.6 offset by a full tax valuation allowance.

(Dollar amounts in millions, unless otherwise stated)

The Company's tax credit carry forwards expire as follows:

	Year of Origination	Year of Expiration	Tax Credit Carry Forwards
			(In Thousands)
Foreign Tax Credit	2005	2015	$ 148
	2006	2016	399
	2007	2017	1,051

There is $9.8 of federal income tax incurred from 2014, 2013 and 2012 that will be available for recoupment in the event of future net losses.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2014.

The Company has no unrecorded tax liability as of December 31, 2014.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company's transferable state tax credit assets at December 31, 2014 and 2013 are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value	Unused Credit Remaining
		(In Thousands)	
December 31, 2014			
Low Income Housing Investment	GA	$ 1,170	$ 487
Fixed credit at time of purchase	AL	414	450
Total State Tax Credits		$ 1,584	$ 937
December 31, 2013			
Estimated credit based on investment in low income housing investment	GA	$ 1,170	$ 670
Estimated credit based on investment in fixed credit	AL	414	570
Total State Tax Credits		$ 1,584	$ 1,240

The Company does not have any non-transferable or nonadmitted state tax credit assets at December 31, 2014 or 2013.

The Company estimated the utilization of the remaining transferable and non-transferable state tax credits by projecting future premiums taking into account policy growth and rate changes, projecting future tax liability based on projected premiums, tax rates and tax credits, and comparing projected future tax liability to the availability of remaining transferable tax credits.

(Dollar amounts in millions, unless otherwise stated)

The Company did not recognize an impairment loss on state transferable and non-transferable tax credits for the year ended December 31, 2014 and 2013, respectively.

A reconciliation of the change in the tax contingencies tax benefits is as follows:

	2014	2013	2012
	(In Thousands)		
Balance at beginning of year	$ 3,600	$ 3,600	$ 3,600
Additions for tax positions related to prior year	—	—	—
Reduction for tax positions related to prior year	(3,600)	—	—
Reduction for tax positions settled with taxing authorities	—	—	—
Balance at end of year	$ —	$ 3,600	$ 3,600

The Company had $0.0, $3.6 and $3.6 of tax contingencies as of December 31, 2014, 2013 and 2012, respectively, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to tax contingencies in Federal income taxes and Federal income tax expense on the balance sheet and statement of operations, respectively. The Company had no accrued interest or penalties as of December 31, 2014, 2013 and 2012.

During April 2014, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2012. The 2012 audit settlement did not have a material impact on the Company. The Company is currently under audit by the IRS, and it is expected that the examination of tax year 2013 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2013 through 2015.

10. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiaries at December 31, 2014, Midwestern. The Company also has two wholly owned non-insurance subsidiaries, Voya America Equities, Inc. ("VAE") and Roaring River IV Holding, LLC ("RR4H"). RR4H has one wholly owned insurance subsidiary, Roaring River IV, LLC ("RRIV"), and one wholly owned non-insurance subsidiary, Roaring River III, Holding, LLIC ("RR3H"). RR3H has a wholly owned insurance subsidiary, Roaring River III, LLC ("RRIII"). RR3H and RRIII were created on February 22, 2012. RR4H and RRIV were created on August 6, 2013. At December 31, 2013, the Company also had Whisperingwind III, LLC ("WWIII") as a wholly owned insurance subsidiary and RR3H as wholly owned non-insurance subsidiary. On April 30, 2014, the Company transferred its 100% ownership of RR3H to RR4H. On June 25, 2014, the Company dissolved WWIII.

71

(Dollar amounts in millions, unless otherwise stated)

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2014		**2013**	
	(In Thousands)			
Common stock (cost - $41,246 in 2014 and 2013)	$	126,460	$	123,633
Limited liability companies (cost - $468,910 in 2014 and $334,680 in 2013)		104,020		138,912
Total investment in subsidiaries	$	230,480	$	262,545

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31				
	2014		**2013**		**2012**
	(In Thousands)				
Revenues	$	32,268	$	56,413	$	67,680
(Loss) income before net realized gains on investments		(198,569)		(3,767)		(925)
Net (loss) income		(197,185)		(3,650)		(52)
Admitted assets		342,657		906,926		908,732
Liabilities		112,178		452,908		455,951

Asset and liability amounts for WWIII are included in the table above 2013 and 2012, however the carrying amount was zero at December 31, 2013 and 2012.

On August 6, 2013, the Company created RR4H, a wholly owned non-insurance company subsidiary. On the same date, RRIV, a wholly owned subsidiary of RR4H, was created pursuant to the laws of the State of Missouri. On December 31, 2013, RRIV received its licensure as a special purpose financial captive reinsurance company ("Captive"), from the Missouri Department of Insurance. The Company made capital contributions of $162.0 to RR4H during 2014. Subsequently, RR4H made capital contributions of $81.7 to RRIV during 2014. RR4H made capital contributions of $1.7 to RR3H during 2014. Subsequently RR3H made capital contributions of $1.7 to RRIII. The Company made capital contributions of $0.3 to RR4H during 2013. RR4H made capital contributions of $0.3 to RRIV during 2013. At December 31, 2014 and 2013, the Company's adjusted carrying value of RR4H was $104.0 and $0, respectively. During 2014, the Company ceded premium to RRIV of $877.1. The amount of insurance in force ceded to RRIV was $3,012.7 at December 31, 2014. At December 31, 2014, the Company had ceded reserves to RRIV of $1,083.0.

On February 22, 2012, the Company created RR3H, a wholly owned non-insurance company subsidiary. On the same date, RRIII, a wholly owned subsidiary of RR3H, was created pursuant to the laws of the State of Missouri. On August 24, 2012, RRIII received its licensure as a Captive from the Missouri Department of Insurance and commenced operations on July 1, 2012. On April 30, 2014, the Company transferred its 100% ownership of RR3H to RR4H. The contributed capital was $306.7. The Company made capital contributions of $2.1 to RR3H

(Dollar amounts in millions, unless otherwise stated)

during 2014. RR3H made capital contributions of $2.1 to RRIII during 2014. The Company recaptured $1,531.2 in ceded premiums from RRIII in 2014. There was no amount of insurance in force ceded or any ceded reserves to RRIII at December 31, 2014. During 2013, RRIII returned capital of $32.1 to RR3H. The Company subsequently received a return of capital from RR3H of $32.1. During 2013, the Company ceded premium to RRIII of $143.4. The amount of insurance in force ceded to RRIII was $104.0 billion at December 31, 2013. At December 31, 2013, the Company had ceded reserves to RRIII of $1.3 billion.

On October 27, 2006, the Company created WWIII, a Captive, under the laws of the State of South Carolina. On June 25, 2007, WWIII received its licensure as a Captive from the Director of the South Carolina Department of Insurance. The Company has not contributed capital to WWIII during the years ended December 31, 2014, 2013 and 2012. During 2014, 2013, and 2012 the Company ceded premium to WWIII of $0.0, $25.3 and $25.1, respectively. The amount of insurance in force ceded to WWIII was $0.0, $1.7 billion, and $1.4 billion at December 31, 2014, 2013, and 2012, respectively. At December 31, 2014, 2013, and 2012 the Company had ceded reserves to WWIII of $0.0, $557.8 and $518.1, respectively. On of June 25, 2014, the Company dissolved this wholly owned subsidiary. On June 27, 2014, a final return of capital of $33.3 was paid to the Company from WWIII.

These captives were created to provide reinsurance to the Company in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or Actuarial Guideline 38 – The Application of the Valuation of Life Insurance Policies Model Regulation ("AG 38").

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

Effective October 1, 2014, the Company recaptured all business previously retroceded to RRIII, a wholly owned indirect subsidiary. This block of term life business was previously assumed from RLI, an affiliated insurance company. Concurrent with the recapture, the Company amended the existing RLI reinsurance agreements for this business and novated the agreements to RGA Reinsurance Company ("RGA"). These concurrent transactions terminated the Company's reinsurance obligations for the business covered under the aforementioned affiliated company reinsurance agreements. The approximate effects of the transaction on the Company's 2014 financial statements was an increase in net income $126.6 and an increase in surplus of $38.3. The primary impacts on the Company's 2014 statement of operations were a reduction

(Dollar amounts in millions, unless otherwise stated)

of $124.0 in premiums, a $787.0 reduction in commissions, expense allowances and reserve adjustments on reinsurance ceded, and $1.1 billion reduction in commissions.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31		
	2014	2013	2012
	(In Thousands)		
Premiums	$ 1,378,327	$ 2,029,445	$ 2,899,058
Benefits paid or provided	2,015,094	2,023,616	1,962,186
Policy and contract liabilities at year end	11,211,547	11,400,632	10,866,912

The Company does not have any reinsurance agreement in effect under which the reinsurer may unilaterally cancel the agreement.

Assumed premiums amounted to $0.6 billion, $2.3 billion and $5.8 billion for 2014, 2013 and 2012, respectively.

The Company estimates that an aggregate reduction in surplus of $7.7 billion would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2014.

The amount of reinsurance credits taken by the Company for new agreements executed or existing agreements amended during 2014 which include policies or contracts which were in force or which had existing reserves established by the Company as of the effective date of the agreement is $1.1 billion.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the lesser of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

The Company has two surplus notes to a related party, SLDI Georgia Holdings, Inc., with a carrying and par value of $65.0 and $100.0 at December 31, 2014 and 2013, respectively. The original surplus notes were issued to the Company's parent, Voya Financial, Inc., and on January 1, 2001, were assigned to an affiliate, Voya Holdings. On November 24, 2009, the surplus notes transferred beneficial ownership from Voya Holdings to SLDI Georgia Holdings, Inc.

(Dollar amounts in millions, unless otherwise stated)

The first surplus note was issued in 2000, and the second one was issued in 1994. The terms of each surplus note allow the Company to draw up to $100.0 at its discretion. The first surplus note matures on December 29, 2019 and the second one matures on December 29, 2021. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Colorado Insurance Commissioner. There were no principal or interest payments in 2014, 2013 or 2012. The amount of unapproved interest and/or principal associated with the first surplus note is $47.9, $44.4, and $42.3 as of December 31, 2014, 2013, and 2012, respectively. The amount of the unapproved interest and/or principal associated with the second surplus note is $71.9, $66.5, and $63.3 as of December 31, 2014, 2013, and 2012, respectively.

On June 9, 2014, the Company declared an ordinary dividend in the amount of $32.0 to its sole shareholder, Voya Financial, Inc., which was paid on June 24, 2014, after providing notice to the Colorado Division of Insurance. No dividends were paid in 2013 or 2012.

The Company paid a return of capital distribution to its parent, Voya Financial, Inc., in the amount of $80.0 on June 26, 2012. This transaction was done with the permission of the Colorado Division of Insurance.

On March 28, 2013, the Company received the approval of the Colorado Division of Insurance to make an extraordinary distribution of $447.0 to its parent, Voya Financial, Inc., which was paid on May 8, 2013.

See Note 10 for details on the Company's capital transactions with its wholly-owned and indirect subsidiaries.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

(Dollar amounts in millions, unless otherwise stated)

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 1.39% and 8.03% over the total portfolio. The Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

(Dollar amounts in millions, unless otherwise stated)

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and our own and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock, when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, Standard and Poor's ("S&P") 500 Index prices and London Interbank Offered Rates ("LIBOR") and Overnight Indexed Swap Rates ("OIS"). Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives

(Dollar amounts in millions, unless otherwise stated)

which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2014:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
	(In Thousands)				
Assets:					
Fixed maturities, including securities pledged	$ 9,751,813	$ 8,782,105	$ 537,272	$ 9,064,924	$ 149,617
Preferred stock	12,721	9,155	5,635	—	7,086
Common stock	18,317	18,317	18,317	—	—
Mortgage loans	1,209,134	1,144,203	—	—	1,209,134
Contract loans	1,096,695	1,096,695	1,096,695	—	—
Other invested assets	89,163	65,899	—	88,914	249
Cash, cash equivalents and short-term investments	129,122	129,129	127,764	762	596
Derivatives					
Credit contracts	2,374	195	—	2,374	—
Equity contracts	59,806	59,806	—	9,298	50,508
Foreign exchange contracts	5,188	2,432	—	5,188	—
Interest rate contracts	86,068	85,761	—	86,068	—
Separate account assets	1,435,858	1,435,858	1,374,779	61,079	—
Total Assets	$ 13,896,259	$ 12,829,555	$ 3,160,462	$ 9,318,607	$ 1,417,190
Liabilities:					
Supplementary contracts and immediate annuities	$ 44,560	$ 28,993	$ —	$ —	$ 44,560
Deposit type contracts	714,640	669,939	—	714,022	618
Derivatives					
Foreign exchange contracts	2,432	2,432	—	2,432	—
Interest rate contracts	133,554	82,915	—	133,554	—
Total return swaps	66,462	66,462	—	—	66,462
Total Liabilities	$ 961,648	$ 850,741	$ —	$ 850,008	$ 111,640

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2014.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2013:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
	(In Thousands)				
Assets:					
Fixed maturities, including securities pledged	$ 10,301,633	$ 9,889,245	$ 763,764	$ 9,406,606	$ 131,263
Preferred stock	6,262	3,655	4,723	1,437	102
Common stock	36,224	36,224	36,224	—	—
Mortgage loans	844,542	812,273	—	—	844,542
Contract loans	1,097,718	1,097,718	1,097,718	—	—
Other invested assets	82,199	66,367	—	81,081	1,118
Cash, cash equivalents and short-term investments	93,003	93,003	93,003	—	—
Derivatives	—				
Credit contracts	2,607	248	—	2,607	—
Equity contracts	39,688	39,687	—	9,345	30,343
Foreign exchange contracts	252	252	—	252	—
Interest rate contracts	107,443	107,442	—	107,443	—
Separate account assets	1,442,408	1,442,408	1,385,325	57,083	—
Total Assets	$ 14,053,979	$ 13,588,522	$ 3,380,757	$ 9,665,854	$ 1,007,368
Liabilities:					
Supplementary contracts and immediate annuities	$ 42,165	$ 30,984	$ —	$ —	$ 42,165
Deposit type contracts	1,181,493	1,080,598	—	1,180,553	940
Derivatives					
Equity contracts	298	298	—	298	—
Foreign exchange contracts	6,706	252	—	6,706	—
Interest rate contracts	262,593	138,886	—	214,104	48,489
Total Liabilities	$ 1,493,255	$ 1,251,018	$ —	$ 1,401,661	$ 91,594

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2013.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
U.S. corporate, state & municipal	$ —	$ 3,646	$ —	$ 3,646
Foreign	—	572	—	572
Common stock	18,317	—	—	18,317
Derivatives				
Equity contracts	—	9,298	50,508	59,806
Foreign exchange contracts	—	2,432	—	2,432
Interest rate contracts	—	85,761	—	85,761
Separate account assets	1,374,779	61,079	—	1,435,858
Total assets	$ 1,393,096	$ 162,788	$ 50,508	$ 1,606,392
Liabilities:				
Deposit type contracts	$ —	$ 122,653	$ —	$ 122,653
Derivatives				
Foreign exchange contracts	—	2,432	—	2,432
Interest rate contracts	—	82,915	—	82,915
Total return swap	—	—	66,462	66,462
Total liabilities	$ —	$ 208,000	$ 66,462	$ 274,462

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
Assets:				
Bonds				
U.S. corporate, state & municipal	$ —	$ 3,991	$ —	$ 3,991
Residential mortgage-backed	—	7	—	7
Other asset-backed	—	—	1,027	1,027
Common stock	36,224	—	—	36,224
Derivatives				
Equity contracts	—	9,345	30,343	39,688
Foreign exchange contracts	—	252	—	252
Interest rate contracts	—	107,442	—	107,442
Separate account assets	1,385,325	57,083	—	1,442,408
Total assets	$ 1,421,549	$ 178,120	$ 31,370	$ 1,631,039
Liabilities:				
Deposit type contracts	$ —	$ 107,919	$ —	$ 107,919
Derivatives				
Equity contracts	—	298	—	298
Foreign exchange contracts	—	252	—	252
Interest rate contracts	—	90,397	48,489	138,886
Total liabilities	$ —	$ 198,866	$ 48,489	$ 247,355

Bonds: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Fair value for privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. The Company's Level 3 fair value measurements of its bonds, common stock, preferred stock and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

(Dollar amounts in millions, unless otherwise stated)

Preferred and Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, S&P 500 Index prices, LIBOR, and OIS, which are obtained from third party sources and uploaded into the system. Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than the LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company also has certain interest rate swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company did not have any security transfers between Level 1 and Level 2 during 2014 or 2013. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2014:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Bonds										
Asset-backed	$ 1,027	$ —	$ —	$ (2)	$ 23	$ —	$ —	$ (1,048)	$ —	$ —
Derivatives										—
Equity contracts	30,343	—	—	(5,109)	15,272	10,002	—	—	—	50,508
Interest rate contracts	(48,489)	—	—	10,208	38,281	—	—	—	—	—
Total return swaps	—	—	—	3,981	(3,155)	(67,288)	—	—	—	(66,462)
Total	$ (17,119)	$ —	$ —	$ 9,078	$ 50,421	$ (57,286)	$ —	$ (1,048)	$ —	$ (15,954)

At December 31, 2014, the Company had $5.8 reported in net investment income associated with unrealized gains/losses related to its Level 3 holdings.

There were no transfers in and out of Level 3 during the year ended December 31, 2014.

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2013:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Bonds										
Asset-backed	$ 2,259	$ —	$ —	$ (14)	$ 39	$ —	$ —	$ (1,257)	$ —	$ 1,027
Common Stock	429	—	(323)	(65)	(41)	—	—	—	—	—
Derivatives										
Equity contracts	11,475	—	—	12,008	—	(6,859)	—	13,719	—	30,343
Interest rate contracts	(39,988)	—	—	434	(8,935)	—	—	—	—	(48,489)
Total	$ (25,825)	$ —	$ (323)	$ 12,363	$ (8,937)	$ (6,859)	$ —	$ 12,462	$ —	$ (17,119)

At December 31, 2013, the Company had $5.3 reported in net investment income associated with unrealized gains/losses related to its Level 3 holdings.

Transfers in and out of Level 3 during the year ended December 31, 2013 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with

(Dollar amounts in millions, unless otherwise stated)

very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

14. Commitments and Contingencies

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position. The Company recorded a liability of $0 related to this guarantee as of December 31, 2014. The maximum potential amount of future payments related to this guarantee is $169.6 as of December 31, 2014. The Company was not required to make any payments related to this guarantee during the year ended 2014.

The Company, along with a Voya Financial, Inc. affiliate, Reliastar Life Insurance Company ("RLI"), has a guarantee agreement whereby they are jointly and severally liable for the obligation of another Voya Financial, Inc. affiliate, Security Life of Denver International Limited ("SLDI"), related to a reinsurance transaction that was scheduled to be in-force through December 18, 2023. The State of Colorado and the State of Minnesota did not disapprove the guarantee agreement. On December 18, 2014 the bonds insured by the unrelated insurance company were redeemed and the insurance policies were canceled thereby eliminating the underlying risk in the reinsurance contract. The joint and several guarantee up to $239.3 remains in effect through the bankruptcy preference period on the underlying transaction which will expire no later than December 18, 2015. As of December 31, 2014, no payments have been required under the guarantee and the potential amount of future payments is remote, therefore, no contingent liability or payment expense has been recorded. The Company has recorded a non-contingent liability for the on-going obligation to provide the guarantee of $0.8. This liability will amortize over the bankruptcy preference period until the guarantee obligation expires.

(Dollar amounts in millions, unless otherwise stated)

The following table shows an aggregate compilation of the Company's guarantees as of December 31, 2014 (in thousands):

Maximum Potential of Required Future Payments	$	408,908
Current Liability Recognized:		
Noncontingent liabilities	$	800
Contingent liabilities		—
Ultimate Impact if Action Required Under Guarantee:		
Affiliate reinsurance guarantee agreement - SLDI	$	239,286
Subsidiary policy claim guarantee - Midwestern		169,622
Other		—
Total	$	408,908

Operating Leases: The Company is party to certain cost sharing agreements and service agreements with other affiliated Voya Financial, Inc. companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2014, 2013 and 2012 under this cost-sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

The Company does not have any early terminated lease agreements.

Legal Proceedings - The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a material adverse effect on the Company's operations or financial position.

Regulatory Matters - As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial

(Dollar amounts in millions, unless otherwise stated)

services industry. Some of the investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines and other financial liability, and changes to the Company's policies and procedures. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase private placements and mortgages of $76.1 and $167.6 at December 31, 2014 and 2013, respectively. The Company is also committed to provide additional capital contributions of $61.3 and $75.3 at December 31, 2014 and 2013, respectively, in partnerships reported in other invested assets not on the balance sheet.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, death benefits, surrenders and dividends to its parent.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. In addition, the investment portfolio is primarily composed of high quality fixed income investments, which include significant holdings of U.S. Government securities, high quality corporate bonds and agency backed residential mortgage backed securities. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative

(Dollar amounts in millions, unless otherwise stated)

instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

On July 3, 2014, A.M. Best affirmed the "A" insurer financial strength rating of the Company and maintained its Stable outlook.

On March 16, 2015, Fitch raised the Company's insurer financial strength rating to "A" from "A-" and assigned a Stable outlook. On September 4, 2014, Fitch affirmed the "A-"insurer financial strength rating of the Company and maintained its Positive Outlook. On March 6, 2014, Fitch affirmed the "A-" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable.

On February 17, 2015, S&P raised the Company's insurer financial strength rating to "A" from "A-" and assigned a Stable outlook. On March 14, 2014, S&P affirmed the "A-" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable.

On March 3, 2015, Moody's raised the Company's insurer financial strength to "A2" from "A3" and assigned a Stable outlook. On May 13, 2014, Moody's affirmed the "A3" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable.

The ratings of the Company by the rating agencies reflect a broader view of how the financial services industry is being challenged by the current economic environment, but are also based on the rating agencies' specific views of the Company's financial strength. In making their ratings decisions, the agencies consider past and expected future capital and earnings, asset quality and risk, profitability and risk of existing liabilities and current products, market share and product distribution capabilities, and direct or implied support from the parent companies, among other factors.

15. Financing Agreements

The Company has entered into a reciprocal loan agreement with Voya Financial, Inc. to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2015, the Company and Voya Financial, Inc. can borrow up to 3.0% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. Effective January 2014, interest on any borrowing by a subsidiary under a reciprocal loan agreement is charged at a rate based on the prevailing market rate for similar third-party borrowing or securities. Under this agreement, the Company received interest income of $0.0, $0.0 and $0.4 for the years ended December 31, 2014, 2013 and 2012, respectively.

There was minimal interest expense incurred on borrowed money for the year ended December 31, 2014, and no interest expense incurred on borrowed money for the years ended 2013 and

(Dollar amounts in millions, unless otherwise stated)

2012, respectively. The Company had no outstanding receivable or outstanding payable from Voya Financial, Inc. under the reciprocal loan agreement in 2014, 2013 or 2012.

The Company is the beneficiary of letters of credit totaling $2.1 billion. The terms of the letters of credit provide for automatic renewal upon anniversary unless otherwise canceled or terminated by the ceding company or the letter of credit provider.

16. Related Party Transactions

Investment Management: The Company has entered into an investment advisory agreement with VIM under which VIM provides the Company with investment management services. The Company has entered into an administrative services agreement with VIM under which VIM provides the Company with asset liability management services. Total fees paid by the Company to VIM under the agreement were approximately $10.9, $11.9, and $14.4 for the years ended December 31, 2014, 2013 and 2012, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with VSC whereby VSC provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with ReliaStar Life Insurance Company of New York ("RLNY") whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RLNY. The Company has entered into a services agreement with VFP to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services result in neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse VFP for direct and indirect costs incurred on behalf of the Company.

The Company and Directed Services LLC ("DSL"), an affiliate, are parties to a service agreement, effective January 1, 1994, as amended by a first amendment, effective March 7, 1995 by which the Company provides DSL with certain managerial and supervisory services and DSL provides the Company with certain sales and marketing services.

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated Voya Financial, Inc. companies are allocated among companies in accordance with systematic cost allocation methods.

Expenses allocated to the Company from affiliated entities under these cost sharing arrangements were $70.1, $72.3 and $74.1 for the years ended December 31, 2014, 2013 and 2012, respectively. Expenses allocated by the Company to affiliated entities under these cost sharing arrangements were $12.5, $16.2 and $35.1 for the years ended December 31, 2014, 2013 and 2012, respectively.

(Dollar amounts in millions, unless otherwise stated)

Interest Rate Swap: Effective January 1, 2014, in conjunction with the Company's novation of reinsurance from WWIII to RRIV, the Company terminated its interest rate swap agreement ("IRSA") with Voya Financial, Inc., and Voya Financial, Inc. terminated its mirror IRSA with WWIII. The swap liability balance on the Company as of December 31, 2013 was approximately $48.0 and was adjusted to $0 as of the effective date of the novation.

Global Medium Term Note Program: The Company had a Global Medium Term Note program secured by funding agreements issued by the Company. The notes were issued by ING Security Life Institutional Funding, a special purpose statutory trust, offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act. As of December 31, 2013, the program had issued notes with an aggregate outstanding principal balance of $100.0. The last $100.0 of notes matured on February 15, 2014 and the trust was dissolved.

Fixed Maturity Asset Transfer: During the second quarter of 2012, the Company sold bonds to two affiliated insurance companies, RLI and VIAC for $830.7 and $262.6, respectively, and generated $218.0 in net realized capital gains before tax. Simultaneously, the Company purchased $509.3 and $259.6 of different bonds from RLI and VIAC, respectively.

Tax Sharing Agreements: The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. For 2012 and prior years, the federal tax sharing agreement requires Voya Financial, Inc., the U.S. holding company to pay its subsidiaries for the tax benefits of ordinary and capital losses as they are incurred, and in turn requires its subsidiaries to pay Voya Financial, Inc. for the taxes payable on their ordinary income and capital gains. Under the agreement, Voya Financial, Inc. is required to make payments even if losses do not offset other subsidiaries' ordinary income or capital gains. Effective January 1, 2013, the parties have entered into a new federal tax sharing agreement which provides that for 2013 and subsequent years, Voya Financial, Inc. will pay its subsidiaries for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

The Company has also entered into a state tax sharing agreement with Voya Financial, Inc. and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which Voya Financial, Inc. and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

(Dollar amounts in millions, unless otherwise stated)

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on retrospective-based estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated and recorded this liability to be $1.7 and $3.8 as of 2014 and 2013, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets of $2.5 and $4.2 as of 2014 and 2013, respectively, for future credits to premium taxes for assessments already paid and/or accrued. The periods over which the guaranty fund assessments are expected to be paid, the related premium tax offsets expected to be realized and the additional industry support expected to be paid are unknown at this time.

There were no premium tax offsets or policy surcharges where it is reasonably possible that an impairment has occurred in accordance with SSAP No. 5R.

The following table shows a reconciliation of assets recognized between the years of 2014 and 2013:

	December 31			
	2014		**2013**	
	(In Thousands)			
Assets recognized from paid and accrued premium tax offsets and policy surcharges beginning of the year	$	4,185	$	5,824
Decreases current year:				
Premium tax offset applied		(312)		(261)
Changes in premium tax offset capacity/other adjustments		—		(119)
Adjustment to estimate		(1,450)		(1,259)
Increases current year:				
Premium tax offset applied		—		—
Changes in premium tax offset capacity / other adjustments		113		—
Assets recognized from paid and accrued premium tax offsets and policy surcharges end of the year	$	2,536	$	4,185

(Dollar amounts in millions, unless otherwise stated)

18. Accident and Health Contracts

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	December 31 2014	December 31 2013
	(In Thousands)	
Balance at January 1	$ 245,033	$ 220,137
Less reinsurance recoverables	362	493
Net balance at January 1	244,671	219,644
Incurred related to:		
Current year	123,217	98,740
Prior years	(11,017)	(11,576)
Total incurred	112,200	87,164
Paid related to:		
Current year	49,116	32,927
Prior years	37,351	29,210
Total paid	86,467	62,137
Net balance at December 31	270,404	244,671
Plus reinsurance recoverables	335	362
Balance at December 31	$ 270,739	$ 245,033

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the balance sheet.

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

As a result of a funds withheld reinsurance agreement, the entire claim liability is held by the Company, while only 20% of the paid claims remain on the Company's financial statements. Incurred and paid claims are presented net of reinsurance.

The Company currently does not actively write any health insurance premium subject to the Affordable Care Act Risk sharing provisions. The Company's existing health insurance business consists of grandfathered policies issued prior to March 23, 2010 that are not Qualified Health Plans ("QHP"), as defined in the Affordable Care Act. As a result, the Company does not have any admitted assets, liabilities or revenue elements under any program regarding the risk sharing provisions of the Affordable Care Act for the reporting period ending December 31, 2014.

(Dollar amounts in millions, unless otherwise stated)

19. Subsequent Events

The Company is not aware of any events occurring subsequent to December 31, 2014 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2014 through April 2, 2015, the date the statutory financial statements were available to be issued.